UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549
_____

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY EDGAR ELECTRONIC FILERS

Republic of Panama	00000760207
Exact name of registrant as specified in charter	Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2017	333-07558
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

S-_____
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-_____
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2017
_____
Report period (if applicable)

_____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

_____ Rule 201 (Temporary Hardship Exemption)

_____ Rule 202 (Continuing Hardship Exemption)

___X___ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Panama City, Republic of Panama, on September 28, 2018.

REPUBLIC OF PANAMA

By: /s/ _Gustavo A. Valderrama R._
Gustavo A. Valderrama R.
Acting Minister of Economy and Finance of the Republic of Panama

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Panama's Annual Report on Form 18-K for the year ended December 31, 2017 pursuant to Rule 306c of Regulation S-T under the Securities Act of 1933, as amended.

Exhibit Index

<u>Exhibit</u>

C. Copy of the 2018 Annual Budget of the Republic of Panama (in Spanish).

EXHIBIT C

LEY 72

De 13 de noviembre de 2017

Que dicta el Presupuesto General del Estado para la vigencia fiscal de 2018

LA ASAMBLEA NACIONAL

DECRETA:

TÍTULO I

RESUMEN DEL PRESUPUESTO GENERAL DEL ESTADO

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS DEL PRESUPUESTO GENERAL DEL ESTADO

ARTÍCULO 1. Se aprueba el Presupuesto General del Estado para la vigencia fiscal de 2018, cuyo resumen prueba por grupos institucionales e ingresos y gastos se expresan a continuación en Balboas:

GRUPOS INSTITUCIONALES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
0 GOBIERNO CENTRAL	9,206,091,097	3,829,228,161	13,035,319,258	7,667,448,852	5,367,870,406	13,035,319,258
1 INSTITUCIONES DESCENTRALIZADAS	6,436,648,659	1,113,353,456	7,550,002,115	4,840,232,550	2,709,769,565	7,550,002,115
2 EMPRESAS PÚBLICAS	1,674,735,571	1,401,294,344	3,076,029,915	1,323,912,192	1,752,117,723	3,076,029,915
3 INTERMEDIARIOS FINANCIEROS	737,467,496	2,520,160,157	3,257,627,653	619,482,012	2,638,145,641	3,257,627,653
TOTAL	18,054,942,823	8,864,036,118	26,918,978,941	14,451,075,606	12,467,903,335	26,918,978,941
MENOS TRANSFERENCIAS INTERINSTITUCIONALES	1,848,168,430	1,202,935,857	3,051,104,287	1,848,168,430	1,202,935,857	3,051,104,287
TOTAL PRESUPUESTO GENERAL DEL ESTADO	16,206,774,393	7,661,100,261	23,867,874,654	12,602,907,176	11,264,967,478	23,867,874,654

ARTÍCULO 2. Se aprueban los gastos corrientes del Presupuesto General del Estado para la vigencia fiscal de 2018, cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONALES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	APORTE AL FISCO	INTERESES DE LA DEUDA	TOTAL
0 GOBIERNO CENTRAL	3,953,669,949	1,016,384,588	1,387,631,869	0	1,309,762,446	7,667,448,852
1 INSTITUCIONES DESCENTRALIZADAS	2,659,684,232	2,008,374,518	91,924,674	80,239,126	10,000	4,840,232,550
2 EMPRESAS PUBLICAS	733,986,540	189,121,284	3,100,000	285,249,761	112,454,307	1,323,912,192
3 INTERMEDIARIOS FINANCIEROS	462,777,516	156,339,996	0	0	364,500	619,482,012
TOTAL	7,810,118,537	3,370,220,386	1,482,656,543	365,488,887	1,422,591,253	14,451,075,606

ARTÍCULO 3. Se aprueban los gastos de capital del Presupuesto General del Estado para la vigencia fiscal de 2018, cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONALES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
0 GOBIERNO CENTRAL	2,985,176,630	27,633,018	1,197,276,857	1,157,783,901	5,367,870,406
1 INSTITUCIONES DESCENTRALIZADAS	2,693,090,755	16,678,810	0	0	2,709,769,565
2 EMPRESAS PÚBLICAS	1,248,838,004	43,570,348	5,000,000	454,709,371	1,752,117,723
3 INTERMEDIARIOS FINANCIEROS	2,622,375,112	12,627,429	0	3,143,100	2,638,145,641
TOTAL	9,549,480,501	100,509,605	1,202,276,857	1,615,636,372	12,467,903,335

CAPÍTULO II
POLÍTICA SECTORIAL DEL GASTO PÚBLICO Y ASIGNACIÓN DE RECURSOS

ARTÍCULO 4. La administración de los gastos corrientes y gastos de capital se ejecutará de acuerdo con la siguiente política sectorial y asignación de recursos en Balboas:

SECTORES	ASIGNACIÓN DE RECURSOS	PORCENTAJE (%)
DESARROLLO DE LOS SERVICIOS SOCIALES	9,787,755,704	41.01
DESARROLLO AMBIENTAL Y TECNOLÓGICO	225,954,117	0.95
DESARROLLO DE LA INFRAESTRUCTURA	2,655,573,068	11.13
DESARROLLO Y FOMENTO DE LA PRODUCCION	831,709,675	3.48
SERVICIOS FINANCIEROS	3,961,828,391	16.60
SERVICIOS GENERALES	3,375,412,374	14.14
NO CLASIFICABLES	3,029,641,325	12.69
TOTAL	23,867,874,654	100.00

CAPÍTULO III
PRESUPUESTO DEL SECTOR PÚBLICO NO FINANCIERO

ARTÍCULO 5. Se aprueba el Presupuesto del Sector Público No Financiero (SPNF) para la vigencia fiscal de 2018, cuyo resumen de ingresos y gastos se expresan a continuación en Balboas:

DETALLE	TOTAL
INGRESOS TOTALES	14,424,261,702
INGRESOS CORRIENTES	14,225,241,446
RECURSOS DEL PATRIMONIO	162,648,677
DONACIONES	36,371,579
GASTOS CORRIENTES	11,727,458,955
SERVICIOS PERSONALES	5,099,610,569
SERVICIOS NO PERSONALES	1,035,319,501
MATERIALES Y SUMINISTROS	934,402,904
MAQUINARIA Y EQUIPO	45,714,187
INVERSIÓN FINANCIERA	38,338,100
TRANSFERENCIAS CORRIENTES	3,056,151,211
TRANSFERENCIAS OTRO	4,652,000
ASIGNACIONES GLOBALES	29,252,637
SEGURO EDUCATIVO	167,224,500
INTERESES DE LA DEUDA	1,316,793,346
INTERNA	261,461,252
EXTERNA	1,055,332,094
SUPERÁVIT/DÉFICIT CORRIENTE	2,497,782,491
INVERSIÓN	5,114,037,713
CORRIENTE	5,114,037,713
AJUSTES	2,098,001,601
BALANCE AJUSTADO	-319,233,365
FINANCIAMIENTO	319,233,365
INTERNO NETO	-627,611,808
CRÉDITO INTERNO	291,940,500
RECUPERACIÓN DE COLOCACIONES	219,960,000
SALDO EN CAJA	4,591,270
USO RESERVA	224,514,000
INVERSIÓN FINANCIERA	-679,804,300
AMORTIZACIÓN	-688,813,278
EXTERNO NETO	3,044,846,774
CRÉDITO EXTERNO	3,532,510,632
AMORTIZACIÓN	-487,663,858
AJUSTES	-2,098,001,601

TÍTULO II
PRESUPUESTO DEL GOBIERNO CENTRAL

CAPÍTULO I
RESUMEN DE INGRESOS Y GASTOS

ARTÍCULO 6. Se aprueba el Presupuesto del Gobierno Central para la vigencia fiscal de 2018, cuyo resumen de ingresos y de gastos se expresan a continuación en Balboas:

INGRESOS		GASTOS	
TOTAL	13,035,319,258	TOTAL	13,035,319,258
1 INGRESOS CORRIENTES	9,206,091,097	1 GASTOS CORRIENTES	7,667,448,852
1.1 INGRESOS TRIBUTARIOS	6,122,385,530	1.1 GASTOS DE OPERACIÓN	3,953,669,949
1.1.1 IMPUESTOS DIRECTOS	3,115,647,465	1.2 TRANSFERENCIAS CORRIENTES Y SUBSIDIO	2,404,016,457
1.1.2 IMPUESTOS INDIRECTOS	3,006,738,065	1.2.1 TRANSFERENCIAS CORRIENTES	1,016,384,588
1.2 INGRESOS NO TRIBUTARIOS	2,884,851,633	1.2.1.1 TRANSFERENCIAS PROPIAS	1,016,384,588
1.2.1 RENTA DE ACTIVOS	8,575,698	1.2.1.2 TRANSFERENCIAS C S S	63,550
1.2.2 PART. EN UTILIDADES EMPRESAS	1,511,326,447	1.2.2 SUBSIDIOS	1,387,631,869
1.2.3 TRANSFERENCIAS CORRIENTES	12,383,359	1.3 INTERESES DE LA DEUDA PUBLICA	1,309,762,446
1.2.4 TASAS Y DERECHOS	958,322,853		
1.2.5 CONTRIBUCIÓN DE MEJORAS	3,763,550		
1.2.6 INGRESOS VARIOS	24,990,848		
1.2.7 APORTE AL FISCO	365,488,887		
1.3 OTROS INGRESOS CORRIENTES	35,023,000		
1.3.2 INTERESES Y COMISIONES GANADOS	35,000,000		
1.3.4 INTERESES POR REEMBOLSO AL GOB. CE	23,000		
1.5 INGRESOS CORRIENTES INCORPORADOS	163,830,934		
2 INGRESOS DE CAPITAL	3,829,228,161	2 GASTOS DE CAPITAL	5,367,870,406
2.1 RECURSOS DEL PATRIMONIO	64,619,000	2.1 (Maquinaria y Equipo e Inversion Fin.)	3,985,176,630
2.1.1 VENTA DE ACTIVOS	63,960,000	2.2 OTROS GASTOS DE CAPITAL	27,633,018
2.1.3 RECUPERACIÓN DE PRÉSTAMOS	659,000	2.3 TRANSFERENCIAS DE CAPITAL	1,197,276,857
2.2 RECURSOS DEL CRÉDITO	3,728,532,582	2.4 AMORTIZACIÓN DE LA DEUDA PUBLICA	1,157,783,901
2.2.1 CREDITO INTERNO	291,940,500		
2.2.2 CRÉDITO EXTERNO	3,436,592,082		
2.3 OTROS INGRESOS DE CAPITAL	36,076,579		
2.3.2 TRANSFERENCIA DE CAPITAL	36,076,579		

ARTÍCULO 7. Se aprueban los gastos corrientes del Presupuesto del Gobierno Central para la vigencia fiscal de 2018, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES				
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	3,953,669,949	1,016,384,588	1,387,631,869	1,309,762,446	7,667,448,852
ASAMBLEA NACIONAL	103,996,900	2,422,200	0	0	106,419,100
CONTRALORÍA GENERAL DE LA REPÚBLICA	87,998,719	430,200	0	0	88,428,919
MINISTERIO DE LA PRESIDENCIA	140,896,540	86,567,930	15,177,451	0	242,641,921
MINISTERIO DE RELACIONES EXTERIORES	57,158,225	5,271,786	0	0	62,430,011
MINISTERIO DE EDUCACIÓN	1,296,114,290	25,252,600	465,806,548	0	1,787,173,438
MINISTERIO DE COMERCIO E INDUSTRIAS	27,778,871	5,626,100	54,890,352	0	88,295,323
MINISTERIO DE OBRAS PÚBLICAS	35,070,930	110,100	12,461,666	0	47,642,696
MINISTERIO DE DESARROLLO AGROPECUARIO	57,374,267	1,378,500	33,005,915	0	91,758,682
MINISTERIO DE SALUD	725,100,711	381,340,100	573,758,388	0	1,680,199,199
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	36,775,018	507,360	0	0	37,282,378
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	18,682,833	642,405	9,236,510	0	28,561,748
MINISTERIO DE ECONOMÍA Y FINANZAS	139,519,502	388,074,890	54,813,350	0	582,407,742
MINISTERIO DE GOBIERNO	96,050,545	10,944,598	148,961,589	0	255,956,732
MINISTERIO DE SEGURIDAD PÚBLICA	637,204,863	56,040,721	0	0	693,245,584
MINISTERIO DE DESARROLLO SOCIAL	26,848,989	1,045,041	19,520,100	0	47,414,130
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	3,029,400	56,000	0	0	3,085,400
MINISTERIO DE AMBIENTE	29,635,297	1,554,000	0	0	31,189,297
ÓRGANO JUDICIAL	150,697,300	722,800	0	0	151,420,100
PROCURADURÍA GENERAL DE LA NACIÓN	148,319,590	1,507,100	0	0	149,826,690
PROCURADURÍA DE LA ADMINISTRACIÓN	5,840,000	80,000	0	0	5,920,000
TRIBUNAL ELECTORAL	83,574,958	46,453,268	0	0	130,028,226
FISCALÍA GENERAL ELECTORAL	6,647,495	93,000	0	0	6,740,495
OTROS GASTOS DE LA ADMINISTRACIÓN	28,202,095	91,500	0	0	28,293,595
TRIBUNAL DE CUENTAS	3,471,836	68,164	0	0	3,540,000

INSTITUCIONES	GASTOS CORRIENTES				
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
FISCALIA GENERAL DE CUENTAS	2,967,575	86,725	0	0	3,054,300
DEFENSORIA DEL PUEBLO	4,713,200	17,500	0	0	4,730,700
SERVICIO DE LA DEUDA PUBLICA	0	0	0	1,309,762,446	1,309,762,446

ARTÍCULO 8. Se aprueban los gastos de capital del Presupuesto del Gobierno Central para la vigencia fiscal de 2018, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	**2,985,176,630**	**27,633,018**	**1,197,276,857**	**1,157,783,901**	**5,367,870,406**
ASAMBLEA NACIONAL	14,390,000	1,240,000	0	0	15,630,000
CONTRALORIA GENERAL DE LA REPÚBLICA	4,282,191	513,000	0	0	4,795,191
MINISTERIO DE LA PRESIDENCIA	464,572,000	135,349	49,214,473	0	513,921,822
MINISTERIO DE RELACIONES EXTERIORES	4,771,325	352,220	0	0	5,123,545
MINISTERIO DE EDUCACION	178,796,000	0	351,748,325	0	530,544,325
MINISTERIO DE COMERCIO E INDUSTRIAS	2,180,450	0	86,158,120	0	88,338,570
MINISTERIO DE OBRAS PUBLICAS	1,001,552,875	0	495,717,526	0	1,497,270,401
MINISTERIO DE DESARROLLO AGROPECUARIO	68,633,500	0	47,028,717	0	115,662,217
MINISTERIO DE SALUD	340,117,259	0	137,058,371	0	477,175,630
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	4,757,093	294,500	0	0	5,051,593
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	363,168,000	94,086	0	0	363,262,086
MINISTERIO DE ECONOMIA Y FINANZAS	161,343,855	5,407,303	25,082,280	0	191,833,438
MINISTERIO DE GOBIERNO	29,241,000	1,186,371	2,165,000	0	32,592,371
MINISTERIO DE SEGURIDAD PUBLICA	41,874,387	3,038,019	0	0	44,912,406
MINISTERIO DE DESARROLLO SOCIAL	243,839,637	0	3,104,045	0	246,943,682
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	0	39,600	0	0	39,600

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
MINISTERIO DE AMBIENTE	38,218,124	0	0	0	38,218,124
ORGANO JUDICIAL	12,125,000	702,900	0	0	12,827,900
PROCURADURIA GENERAL DE LA NACIÓN	5,533,680	5,516,810	0	0	11,050,490
PROCURADURIA DE LA ADMINISTRACION	0	260,500	0	0	260,500
TRIBUNAL ELECTORAL	5,229,454	8,332,991	0	0	13,562,445
FISCALIA GENERAL ELECTORAL	0	136,505	0	0	136,505
OTROS GASTOS DE LA ADMINISTRACION	0	211,864	0	0	211,864
TRIBUNAL DE CUENTAS	265,200	0	0	0	265,200
FISCALIA GENERAL DE CUENTAS	68,000	45,700	0	0	113,700
DEFENSORIA DEL PUEBLO	217,600	125,300	0	0	342,900
SERVICIO DE LA DEUDA PUBLICA	0	0	0	1,157,783,901	1,157,783,901

CAPÍTULO II
PRESUPUESTO DE INGRESOS

ARTÍCULO 9. Se aprueba el presupuesto de ingresos del Gobierno Central para la vigencia fiscal de 2018, por un monto de B/. 13.035.319.258 de acuerdo con el siguiente detalle:

CÓDIGO	DETALLE	ASIGNADO
0.55.0.0.0.0.00	INGRESOS DE GOBIERNO CENTRAL	13,035,319,258
0.55.1.0.0.0.00	INGRESOS CORRIENTES	9,206,091,097
0.55.1.1.0.0.00	INGRESOS TRIBUTARIOS	6,122,385,530
0.55.1.1.1.0.00	IMPUESTOS DIRECTOS	3,115,647,465
0.55.1.1.1.1.00	SOBRE LA RENTA	2,666,356,365
0.55.1.1.1.1.01	PERSONA NATURAL	70,926,740
0.55.1.1.1.1.02	PERSONA JURIDICA	1,118,524,487
0.55.1.1.1.1.03	PLANILLA	793,831,524
0.55.1.1.1.1.04	DIVIDENDOS	172,563,231
0.55.1.1.1.1.05	COMPLEMENTARIO	160,000,000
0.55.1.1.1.1.06	AUTORIDAD DEL CANAL	79,554,892
0.55.1.1.1.1.07	ZONA LIBRE DE COLÓN	40,000,000
0.55.1.1.1.1.09	TRANSFERENCIAS DE BIENES INMUEBLES	51,584,491
0.55.1.1.1.1.10	GANANCIA POR ENAJENACIÓN - VALORES	55,000,000
0.55.1.1.1.1.11	GANANCIA POR ENAJENACIÓN - BIENES INMUEBLES	124,571,000
0.55.1.1.1.2.00	SOBRE LA PROPIEDAD Y PATRIMONIO	320,000,000
0.55.1.1.1.2.01	INMUEBLES	170,000,000
0.55.1.1.1.2.02	LICENCIAS COMERCIALES	150,000,000
0.55.1.1.1.4.00	SEGURO EDUCATIVO	129,291,100
0.55.1.1.1.4.99	SEGURO EDUCATIVO	129,291,100

0.55.1.1.2.0.00	IMPUESTOS INDIRECTOS	3,006,738,065
0.55.1.1.2.1.00	TRANS. DE BIENES MUEBLES Y SERV. (ITBMS)	1,635,510,643
0.55.1.1.2.1.01	ITBMS IMPORTACIÓN	701,714,500
0.55.1.1.2.1.02	ITBMS DECLARACIÓN-VENTAS	933,796,143
0.55.1.1.2.2.00	IMPORTACIÓN	479,402,207
0.55.1.1.2.2.01	TABACO Y SUS MANUFACTURAS	62,185
0.55.1.1.2.2.02	LICORES EN GENERAL Y TIMBRES	2,984,886
0.55.1.1.2.2.03	INSTRUM. CIENTÍF. DE MEDICIÓN Y CONTROL	2,487,405
0.55.1.1.2.2.04	COMESTIBLES O. ANIM. Y VEG.	12.934,508
0.55.1.1.2.2.05	GRASAS Y ACEITES ANIMALES Y VEGETALES	373,110
0.55.1.1.2.2.06	MAQUINARIA INDUSTRIAL Y AGRÍCOLA	10,944,583
0.55.1.1.2.2.07	MAQUINARIA DE ESCRIBIR Y CALCULADORAS	2,984,886
0.55.1.1.2.2.08	RADIOS, FONÓGRAFOS Y ACCESORIOS	6,964,734
0.55.1.1.2.2.09	REFRIGERADORAS Y ACCESORIOS	2,984,886
0.55.1.1.2.2.10	AUTOS ACCESORIOS Y LLANTAS	27.351,383
0.55.1.1.2.2.11	ACEITE Y GRASAS Y MINERALES	124,370
0.55.1.1.2.2.12	ARTÍCULOS DE CAUCHO	3,979,848
0.55.1.1.2.2.13	MUEBLES DE MADERA Y METAL	2,487,405
0.55.1.1.2.2.14	PRODUCTOS QUÍMICOS	11,690,804
0.55.1.1.2.2.15	METALES EN GENERAL	5,472,291
0.55.1.1.2.2.16	MADERAS EN GENERAL	1,865,553
0.55.1.1.2.2.17	JUGUETES, JUEGOS Y ARTS. PARA RECREACIÓN	1,865,553
0.55.1.1.2.2.18	FERRETERÍA Y ACCESORIOS ELÉCTRICOS	6,964,734
0.55.1.1.2.2.19	PINTURA, TINTA Y COLORANTES	621,851
0.55.1.1.2.2.20	ART. HECHOS EN MATERIALES PLÁSTICOS	2,736,145
0.55.1.1.2.2.21	ARTÍCULOS DE ALGODÓN	373,110
0.55.1.1.2.2.22	TEJIDOS EN GENERAL EXCEPTO DE ALGODÓN	1,865,553
0.55.1.1.2.2.23	CALZADOS EN GENERAL	2,487,405
0.55.1.1.2.2.24	VESTIDOS EN GENERAL	8,705,918
0.55.1.1.2.2.25	PAPELERÍA Y ÚTILES DE ESCRITORIO	3,979,848
0.55.1.1.2.2.26	ART. DE VIAJES BOLSAS-MANO	870,591
0.55.1.1.2.2.27	LOZA Y CRISTALERÍAS	994,961
0.55.1.1.2.2.28	COMBUSTIBLES	994,961
0.55.1.1.2.2.29	ARTÍCULOS NO ESPECIFICADOS	351,000,000
0.55.1.1.2.2.30	GRAVAMEN ADICIONAL A LA IMPORTACION	248,740
0.55.1.1.2.4.00	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	808,725,541
0.55.1.1.2.4.01	PRIMA DE SEGUROS	60.000.849
0.55.1.1.2.4.02	CONSUMO DE COMBUSTIBLE Y DERIV. DE PETRÓLEO	276,000,000
0.55.1.1.2.4.05	CONSUMO DE CERVEZA	66,352,828
0.55.1.1.2.4.06	CONSUMO DE LICORES	22,302,188
0.55.1.1.2.4.08	VENTA DE GASEOSAS	9,237,232
0.55.1.1.2.4.09	CONSUMO VARIOS	73,368,000
0.55.1.1.2.4.10	JOYAS Y ARMAS DE FUEGO	10,701
0.55.1.1.2.4.11	TELEVISIÓN, CABLE, MICROONDA, TEL. CELULAR	45,629,911
0.55.1.1.2.4.12	JUEGOS DE SUERTE Y AZAR	67,386,050
0.55.1.1.2.4.13	CIGARRILLO IMPORTADO	37,240,004
0.55.1.1.2.4.14	CONSUMO SELECTIVO DE AUTOMÓVIL	151,197,778
0.55.1.1.2.7.00	SOBRE ACTOS JURÍDICOS	54,430,306
0.55.1.1.2.7.06	DECLARACIÓN-TIMBRES	54,430,306
0.55.1.1.2.8.00	OTROS IMPUESTOS INDIRECTOS	28,669,368
0.55.1.1.2.8.02	BANCOS Y CASAS DE CAMBIO	28,665,909
0.55.1.1.2.8.03	LICENCIAS COMERCIALES Y PROFESIONALES	3.459
0.55.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	2,884,851,633
0.55.1.2.1.0.00	RENTA DE ACTIVOS	8,575,698
0.55.1.2.1.1.00	ARRENDAMIENTOS	457
0.55.1.2.1.1.02	DE LOTES Y TIERRAS	343
0.55.1.2.1.1.03	DE BIENES INMUEBLES	114
0.55.1.2.1.2.00	EXPLORACIÓN Y EXPLOTACIÓN	236.130
0.55.1.2.1.2.02	EXPLOTACIÓN DE MINAS Y CANTERAS	236,130
0.55.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	888,358
0.55.1.2.1.3.10	IMPRESOS Y FORMULARIOS	888.358
0.55.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	7.450,753
0.55.1.2.1.4.04	CORREOS Y TELÉGRAFOS	5,158,214
0.55.1.2.1.4.18	SER. PÚB. ÁREA DEL CANAL	2,292,539
0.55.1.2.2.0.00	PART. EN UTILIDADES EMPRESAS	1,511,326,447
0.55.1.2.2.1.00	DIVIDENDOS DE EMPRESAS	1,346,320,268
0.55.1.2.2.1.01	DIVIDENDOS CABLE AND WIRELESS	27.367,200
0.55.1.2.2.1.02	ETESA	4.000.000



0.55.1.2.2.1.03	DIVIDENDOS DEL CANAL	1,180,000,000
0.55.1.2.2.1.04	DIVIDENDOS EMPRESAS ELÉCTRICAS	79,953,068
0.55.1.2.2.1.05	DIVIDENDOS AITSA	50,000,000
0.55.1.2.2.1.09	DIVIDENDOS PTP	4,000,000
0.55.1.2.2.1.10	PANAMA PORTS COMPANY	1,000,000
0.55.1.2.2.4.00	INTERM. FINANC. Y CORP. DE DES.	130,006,179
0.55.1.2.2.4.70	DIVIDENDOS BNP	110,000,000
0.55.1.2.2.4.71	DIVIDENDOS CAJA DE AHORROS	20,000,000
0.55.1.2.2.4.75	DIVIDENDOS COFINA - BLADEX	6,179
0.55.1.2.2.5.00	ACUÑACIÓN DE MONEDAS	35,000,000
0.55.1.2.2.5.01	SEÑOREAJE	35,000,000
0.55.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	12,383,350
0.55.1.2.3.2.00	INSTITUCIONES DESCENTRALIZADAS	7,314,822
0.55.1.2.3.2.02	Autoridad de la Micro, Pequeña y Mediana Empresa	113,831
0.55.1.2.3.2.03	Autoridad del Tránsito y Transporte Terrestre	113,666
0.55.1.2.3.2.04	Autoridad del Canal de Panamá	302,204
0.55.1.2.3.2.06	Autoridad Nacional de los Servicios Públicos (ASEP	96,972
0.55.1.2.3.2.07	Autoridad Nacional de Administración de Tierras (A	57,699
0.55.1.2.3.2.09	Autoridad Nacional de Aduanas	114,908
0.55.1.2.3.2.10	Caja de Seguro Social (CSS)	3,616,526
0.55.1.2.3.2.11	Instituto Conmemorativo Gorgas de Estudios de la S	38,786
0.55.1.2.3.2.12	Centro Nac. de Estudios en Técnicas de Imágenes Mo	83,692
0.55.1.2.3.2.14	Autoridad de Protección al Consumidor y Defensa de	62,138
0.55.1.2.3.2.15	Consejo de Administración del SIACAP	23,218
0.55.1.2.3.2.20	Instituto para la Formación y Aprovechamiento de R	164,647
0.55.1.2.3.2.21	Secretaría Nacional de Discapacidad (SENADIS)	57,245
0.55.1.2.3.2.23	Instituto Nacional de Medicina Física y Rehabilita	20,272
0.55.1.2.3.2.24	Autoridad Panameña de Seguridad de los Alimentos	69,878
0.55.1.2.3.2.25	Instituto de Investigaciones Agropecuarias (IDIAP)	184,369
0.55.1.2.3.2.26	Autoridad de Los Recursos Acuáticos de Panamá (ARA	66,733
0.55.1.2.3.2.27	Dirección General de Contrataciones Públicas (DGCP	42,480
0.55.1.2.3.2.28	Tribunal Administrativo de Contrataciones Públicas	68,941
0.55.1.2.3.2.30	Instituto Nacional de Cultura (INAC)	105,929
0.55.1.2.3.2.31	Sistema Estatal de Radio y Televisión (SERTV)	23,218
0.55.1.2.3.2.32	Secretaría Nacional de Ciencia, Tecnología e Innov	66,262
0.55.1.2.3.2.33	Instituto Nacional de la Mujer (INAMU)	44,635
0.55.1.2.3.2.34	Secretaría Nac. de Niñez, Adolescencia y Familia	89,853
0.55.1.2.3.2.35	Instituto Panameño de Deportes (PANDEPORTES)	103,012
0.55.1.2.3.2.37	Instituto Nac. de Formación Prof. y Cap. para el D	339,991
0.55.1.2.3.2.40	Instituto Panameño de Habilitación Especial (IPHE	86,966
0.55.1.2.3.2.41	Autoridad de Pasaportes de Panamá	67,883
0.55.1.2.3.2.42	Instituto Panameño Autónomo Cooperativo (IPACOOP)	85,014
0.55.1.2.3.2.45	Autoridad de Turismo de Panamá (ATP)	118,641
0.55.1.2.3.2.46	Autoridad Nac. para la Innovación Gubernamental	45,901
0.55.1.2.3.2.48	Registro Público de Panamá	111,477
0.55.1.2.3.2.50	Autoridad Nac. de Transparencia y Acceso a la Inf.	23,218
0.55.1.2.3.2.87	Universidad Autónoma de Chiriquí (UNACHI)	41,705
0.55.1.2.3.2.90	Universidad de Panamá	391,489
0.55.1.2.3.2.91	Universidad Marítima Internacional de Panamá (UMIP	27,830
0.55.1.2.3.2.93	Universidad Especializada de las Américas (UDELAS)	62,870
0.55.1.2.3.2.95	Universidad Tecnológica de Panamá (UTP)	141,965
0.55.1.2.3.2.97	Zona Franca de Barú	38,758
0.55.1.2.3.3.00	EMPRESAS PÚBLICAS	1,502,987
0.55.1.2.3.3.02	Aeropuerto Internacional Tocumen, S.A. (AITSA)	86,579
0.55.1.2.3.3.03	Autoridad Marítima de Panamá (AMP)	179,700
0.55.1.2.3.3.08	Bingos Nacionales	13,410
0.55.1.2.3.3.38	Autoridad Aeronáutica Civil (AAC)	68,941
0.55.1.2.3.3.66	Instituto de Acueductos y Alcantarillados Nacional	216,936
0.55.1.2.3.3.70	Instituto de Mercadeo Agropecuario (IMA)	132,976
0.55.1.2.3.3.73	Empresa de Generación Eléctrica, S. A. (EGESA)	99,285
0.55.1.2.3.3.75	Empresa Nacional de Autopistas, S.A. (ENA)	87,174
0.55.1.2.3.3.78	Empresa de Transmisión Eléctrica S. A. (ETESA)	130,070
0.55.1.2.3.3.82	Lotería Nacional de Beneficencia (LNB)	179,634
0.55.1.2.3.3.96	Zona Libre de Colón (ZOLICOL)	129,390
0.55.1.2.3.3.97	Agencia Panamá-Pacífico (APP)	82,901
0.55.1.2.3.3.98	Autoridad de Aseo Urbano y Domiciliario (AAUD)	95,991
0.55.1.2.3.4.00	INTERMEDIARIOS FINANCIEROS	1,014,031
0.55.1.2.3.4.10	Superintendencia de Bancos (SBP)	88,231

0.55.1.2.3.4.11	Superintendencia de Seguros y Reaseguros (SSR)	27,637
0.55.1.2.3.4.15	Banco de Desarrollo Agropecuario (BDA)	437,904
0.55.1.2.3.4.30	Banco Hipotecario Nacional (BHN)	103,950
0.55.1.2.3.4.45	Banco Nacional de Panamá (BNP)	207,802
0.55.1.2.3.4.60	Caja de Ahorros (CA)	24,662
0.55.1.2.3.4.65	Superintendencia del Mercado de Valores (SMV)	42,610
0.55.1.2.3.4.90	Instituto de Seguro Agropecuario	81,235
0.55.1.2.3.6.00	MUNICIPIOS	2,551,510
0.55.1.2.3.6.01	Municipio de Bocas del Toro	38,758
0.55.1.2.3.6.02	Municipio de Changuinola	41,705
0.55.1.2.3.6.03	Municipio de Chiriquí Grande	37,137
0.55.1.2.3.6.07	Municipio de Aguadulce	59,656
0.55.1.2.3.6.08	Municipio de Antón	41,705
0.55.1.2.3.6.10	Municipio de Natá	38,758
0.55.1.2.3.6.12	Municipio de Penonomé	57,245
0.55.1.2.3.6.16	Municipio de Colón	74,111
0.55.1.2.3.6.18	Municipio de Donoso	41,316
0.55.1.2.3.6.19	Municipio de Portobelo	41,316
0.55.1.2.3.6.25	Municipio de Alanje	20,272
0.55.1.2.3.6.26	Municipio de Barú	61,023
0.55.1.2.3.6.27	Municipio de Boquerón	20,272
0.55.1.2.3.6.28	Municipio de Boquete	20,272
0.55.1.2.3.6.29	Municipio de Bugaba	38,758
0.55.1.2.3.6.30	Municipio de David	97,329
0.55.1.2.3.6.31	Municipio de Dolega	38,758
0.55.1.2.3.6.32	Municipio de Gualaca	20,272
0.55.1.2.3.6.34	Municipio de Renacimiento	20,272
0.55.1.2.3.6.37	Municipio de Tolé	38,758
0.55.1.2.3.6.43	Municipio de Chepigana	73,553
0.55.1.2.3.6.47	Municipio de Chitré	114,924
0.55.1.2.3.6.59	Municipio de Las Tablas	61,351
0.55.1.2.3.6.60	Municipio de Los Santos	77,517
0.55.1.2.3.6.69	Municipio de Arraiján	77,352
0.55.1.2.3.6.70	Municipio de Balboa	55,624
0.55.1.2.3.6.71	Municipio de Capira	51,010
0.55.1.2.3.6.72	Municipio de Chame	45,023
0.55.1.2.3.6.73	Municipio de Chepo	57,245
0.55.1.2.3.6.75	Municipio de La Chorrera	111,387
0.55.1.2.3.6.76	Municipio de Panamá	522,809
0.55.1.2.3.6.77	Municipio de San Carlos	64,487
0.55.1.2.3.6.78	Municipio de San Miguelito	119,387
0.55.1.2.3.6.79	Municipio de Taboga	55,624
0.55.1.2.3.6.94	Municipio de Santiago	134,382
0.55.1.2.3.6.95	Municipio de Soná	82,142
0.55.1.2.4.0.00	TASAS Y DERECHOS	958,322,853
0.55.1.2.4.1.00	DERECHOS	623,093,703
0.55.1.2.4.1.02	PEAJES DEL CANAL	490,000,000
0.55.1.2.4.1.03	DERECHO ÚNICO	612,921
0.55.1.2.4.1.05	LICENCIA PARA PESCA DE CAMARÓN	104,304
0.55.1.2.4.1.20	REGALÍAS DE RECURSOS MINERALES/JUBILADO	15,647,500
0.55.1.2.4.1.40	TRASIEGO DE PETRÓLEO	587,113
0.55.1.2.4.1.43	REGISTRO OFICIAL DE LA IND. NACIONAL	12,365
0.55.1.2.4.1.45	CONCESIONES VARIAS	100,000,000
0.55.1.2.4.1.46	CONCESIONES B. R.	16,129,500
0.55.1.2.4.2.00	TASAS	335,229,150
0.55.1.2.4.2.01	ALMACENAJE DE ADUANA	146,722
0.55.1.2.4.2.03	BOLETÍN OFIC. DE LA PROPIEDAD INDUSTRIAL	2,473,190
0.55.1.2.4.2.05	TASA ANUAL-VIGENCIA SOCIEDAD ANÓNIMAS	102,153,500
0.55.1.2.4.2.09	FECI	133,033,909
0.55.1.2.4.2.10	TASA DE AVISO DE OPERACIÓN	561,306
0.55.1.2.4.2.11	INSCRIPCIÓN DE REGISTRO DEL MUNICIPIO - T.A.O.	301,084
0.55.1.2.4.2.16	FECI - MIDA.	33,258,478
0.55.1.2.4.2.22	AUTENTIFICACIÓN DE FIRMAS	446,249
0.55.1.2.4.2.33	SERVICIO DE DISTRIBUCIÓN DE ENERGÍA	6,451,800
0.55.1.2.4.2.35	SERV. VIGILANCIA ESPECIAL	37,635
0.55.1.2.4.2.36	TASA DE OLEODUCTO	8,602,400
0.55.1.2.4.2.46	SERVICIO ADMINISTRATIVO ADUANERO	15,957,452
0.55.1.2.4.2.52	2% IMPUESTO SOBRE PRIMAS LEY 65	25,975,300

0.55.1.2.4.2.53	5% ADICIONAL DEL IMPUESTO SOBRE PRIMAS LEY 65	5,830,125
0.55.1.2.5.0.00	CONTRIBUCIONES DE MEJORAS	3,763,550
0.55.1.2.5.0.00	CONTRIBUCIÓN DE MEJORAS	3,763,550
0.55.1.2.5.0.02	TASA DE SOTERRAMIENTO DE CABLE	3,763,550
0.55.1.2.6.0.00	INGRESOS VARIOS	24,990,848
0.55.1.2.6.0.00	INGRESOS VARIOS	24,990,848
0.55.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	6,774,390
0.55.1.2.6.0.03	DEPÓSITOS CADUCADOS	1,075,300
0.55.1.2.6.0.05	REMATES EN GENERAL	16,129
0.55.1.2.6.0.14	MULTAS DE TRÁNSITO	3,437
0.55.1.2.6.0.99	OTROS INGRESOS VARIOS	17,121,592
0.55.1.2.7.0.00	APORTE AL FISCO	365,488,887
0.55.1.2.7.2.00	ENTIDADES DESCENTRALIZADAS	75,099,721
0.55.1.2.7.2.10	ATP	20,422,721
0.55.1.2.7.2.95	REGISTRO PÚBLICO	54,677,000
0.55.1.2.7.3.00	EMPRESAS PÚBLICAS	290,389,166
0.55.1.2.7.3.02	AUTORIDAD DEL TRÁNSITO	5,139,405
0.55.1.2.7.3.03	AUTORIDAD MARÍTIMA DE PANAMÁ	139,091,150
0.55.1.2.7.3.06	LOTERÍA NACIONAL DE BENEFICENCIA	123,834,000
0.55.1.2.7.3.38	DIRECCIÓN DE AERONÁUTICA CIVIL	6,447,551
0.55.1.2.7.3.96	ZONA LIBRE DE COLÓN	15,877,060
0.55.1.3.0.0.00	OTROS INGRESOS CORRIENTES	35,023,000
0.55.1.3.2.0.00	INTERESES Y COMISIONES GANADOS	35,000,000
0.55.1.3.2.4.00	INT. Y COMISIONES GANADOS S/VALORES	35,000,000
0.55.1.3.2.4.47	RENDIMIENTO DEL FONDO DE AHORRO DE PANAMÁ	35,000,000
0.55.1.3.4.0.00	INTERESES POR REEMBOLSO AL GOB. CENTRAL	23,000
0.55.1.3.4.3.00	INTERMEDIARIO FINANCIERO	23,000
0.55.1.3.4.3.15	BDA	23,000
0.55.1.5.0.0.00	INGRESOS COR. INCORPORADOS	163,830,934
0.55.1.5.1.0.00	RENTA DE ACTIVOS	3,691,791
0.55.1.5.1.1.00	ARRENDAMIENTOS	173,122
0.55.1.5.1.1.01	DE EDIFICIOS Y LOCALES	146,240
0.55.1.5.1.1.10	DE MAQ. Y EQUIPO	26,882
0.55.1.5.1.3.00	INGRESO POR VENTA DE BIENES	878,518
0.55.1.5.1.3.01	PRODUCTOS AGRÍCOLAS	80,647
0.55.1.5.1.3.02	PRODUCTOS PECUARIOS	86,024
0.55.1.5.1.3.09	PROD. TALLER Y ARTESANÍA	4,301
0.55.1.5.1.3.10	IMPRESOS Y FORMULARIOS	419,367
0.55.1.5.1.3.12	PRODUCTOS MÉDICOS Y FARMACÉUTICOS	286,567
0.55.1.5.1.3.99	OTROS INGRESOS POR BIENES	1,612
0.55.1.5.1.4.00	INGRESO POR VENTA DE SERVICIOS	2,525,525
0.55.1.5.1.4.04	MEDIOS DE COMUNICACIÓN	86,024
0.55.1.5.1.4.07	LAB. Y CENTROS ESPECIALES	397,861
0.55.1.5.1.4.11	COMERCIO EXTERIOR	102,153
0.55.1.5.1.4.22	ALIMENTACIÓN - MIDA	111,188
0.55.1.5.1.4.23	SERVICIOS DE ODONTOLOGÍA	108,895
0.55.1.5.1.4.99	OTROS SERVICIOS VARIOS	1,719,404
0.55.1.5.1.5.00	ING. POR ESPECTÁCULOS PÚBLICOS	114,626
0.55.1.5.1.5.06	ESPECTÁCULOS PÚBLICOS	114,626
0.55.1.5.4.0.00	TASAS Y DERECHOS	47,644,259
0.55.1.5.4.1.00	DERECHOS	35,029,493
0.55.1.5.4.1.26	ANUNCIOS COMERCIALES	38,972
0.55.1.5.4.1.32	SERVICIOS VETERINARIOS	687,761
0.55.1.5.4.1.33	SERVICIOS DE GUARDERÍA	20,632
0.55.1.5.4.1.45	PASAPORTE	12,776,128
0.55.1.5.4.1.46	MIGRACIÓN	21,506,000
0.55.1.5.4.2.00	TASAS	12,614,766
0.55.1.5.4.2.06	REGISTRO CIVIL	91,701
0.55.1.5.4.2.20	EXPEDICIÓN DE DOCUMENTO	966,616
0.55.1.5.4.2.23	EXPEDICIÓN DE CARNÉS	1,711,377
0.55.1.5.4.2.27	CERTIFICACIÓN DE DIPLOMAS	166,208
0.55.1.5.4.2.38	FOTOCOPIAS DE DOCUMENTOS Y PLANOS	114,626
0.55.1.5.4.2.39	ASESORÍA Y MATERIA DE SEGURIDAD	45,850
0.55.1.5.4.2.45	CUSTODIA MARÍTIMA	504,358
0.55.1.5.4.2.47	SELLOS DE SEGURIDAD	1,146,269
0.55.1.5.4.2.51	CUSTODIA FÍSICA DE ADUANA	143,283
0.55.1.5.4.2.52	3/4 DEL 1% DE ADUANA	1,145
0.55.1.5.4.2.53	OTROS INGRESOS DE ADUANA	1,490,150

0.55.1.5.4.2.54	TIMBRES DE MÁQ. FRANQUEADORA	687
0.55.1.5.4.2.97	OTRAS TASAS VARIAS SALUD	6,232,496
0.55.1.5.5.0.00	INGRESOS DE GESTIÓN	85,331,177
0.55.1.5.5.1.00	FONDO DE GESTIÓN	85,331,177
0.55.1.5.5.1.02	Fondo de Descuento Contraloría	10,500,000
0.55.1.5.5.1.03	Fondo Parque Omar Torrijos - Presidencia	165,000
0.55.1.5.5.1.08	Fondos de Gestión MICI	958,990
0.55.1.5.5.1.09	Fondo Contribución de Mejoras - MOP	280,700
0.55.1.5.5.1.10	Fondo Instituto Nacional de Agricultura - MIDA	318,220
0.55.1.5.5.1.11	Fondo -carnet- MITRADEL	1,750,400
0.55.1.5.5.1.12	Fondo de Administración de Hospitales	4,272,300
0.55.1.5.5.1.14	Fondo de Ahorro Habitacional - MIVIOT	230,000
0.55.1.5.5.1.15	Presidencia-Consejo de Seguridad	45,000
0.55.1.5.5.1.16	Fondo Junta de Control de Juegos - MEF	1,147,435
0.55.1.5.5.1.17	Fondo de Terceros - Gratificación - Gobierno	12,066
0.55.1.5.5.1.18	Fondos de Gestión Seguridad - FISCOI	12,853,692
0.55.1.5.5.1.19	Presidencia-Migración Extraordinaria	13,825,988
0.55.1.5.5.1.20	FONDO DE GESTIÓN MINAM	900,000
0.55.1.5.5.1.22	Seguridad - Migración Extraordinaria	3,456,497
0.55.1.5.5.1.30	Fondo de Gestión Instituto Superior - OJ	6,000
0.55.1.5.5.1.31	Fondo de Seg. Ocupacional, Salud e Hig en el Traba	5,757,858
0.55.1.5.5.1.37	Fondo de Gestión de Procuraduría de la Adm.	85,000
0.55.1.5.5.1.40	Fondos de Gestión Tribunal Electoral	1,527,108
0.55.1.5.5.1.51	Fondo de Servicios Varios - Salud	14,703,800
0.55.1.5.5.1.52	Fondo Régimen de Propiedad Horizontal - MIVIOT	1,007,900
0.55.1.5.5.1.53	Fondo de Asistencia Habitacional - MIVIOT	1,007,900
0.55.1.5.5.1.54	Fondo Proyectos Productivos La Joya - Gobierno	8,723,323
0.55.1.5.5.1.55	Fondo Cuarentena Agropecuaria - MIDA	1,796,000
0.55.1.5.6.0.00	INGRESOS VARIOS	27,163,707
0.55.1.5.6.0.00	INGRESOS VARIOS	27,163,707
0.55.1.5.6.0.01	MULTAS, RECARGOS E INTERESES	5,616,722
0.55.1.5.6.0.04	GOBERNACIÓN	1,397
0.55.1.5.6.0.20	Ministerio de Ambiente	19,826,184
0.55.1.5.6.0.99	OTROS INGRESOS VARIOS	1,719,404
0.55.2.0.0.0.00	INGRESOS DE CAPITAL	3,829,228,161
0.55.2.1.0.0.00	RECURSOS DEL PATRIMONIO	64,619,000
0.55.2.1.1.0.00	VENTA DE ACTIVOS	63,960,000
0.55.2.1.1.1.00	VENTA DE BIENES INMUEBLES	63,960,000
0.55.2.1.1.1.07	OTROS ACTIVOS	63,960,000
0.55.2.1.3.0.00	GOBIERNO CENTRAL	659,000
0.55.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	659,000
0.55.2.1.3.0.53	REEMBOLSO B.D.A.	659,000
0.55.2.2.0.0.00	RECURSOS DEL CRÉDITO	3,728,532,582
0.55.2.2.1.0.00	CRÉDITO INTERNO	291,940,500
0.55.2.2.1.1.00	BONOS	290,331,000
0.55.2.2.1.1.47	BONOS INTERNOS	290,331,000
0.55.2.2.1.4.00	PRÉSTAMOS	1,609,500
0.55.2.2.1.4.06	FONDO DE PREINVERSIÓN	1,609,500
0.55.2.2.2.0.00	CRÉDITO EXTERNO	3,436,592,082
0.55.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	167,083,954
0.55.2.2.2.1.01	BID 3506 OC - PN - SALUD	7,487,200
0.55.2.2.2.1.02	BID 3512/OC-PN MIDES	3,000,000
0.55.2.2.2.1.03	BIRF 8532-PA MIDES	2,000,000
0.55.2.2.2.1.04	SALUD-BANCO MUNDIAL	5,110,000
0.55.2.2.2.1.07	EDUCACIÓN-CAF 8548	8,616,000
0.55.2.2.2.1.08	PRESIDENCIA - BID 3002/OC-PN	2,460,000
0.55.2.2.2.1.11	FONDO CHINO - SALUD	2,931,020
0.55.2.2.2.1.13	MINSA - BIRF 7477 -PAN	2,514,044
0.55.2.2.2.1.14	MINSA -CAF	32,926,281
0.55.2.2.2.1.25	MEF BIRF 8016 - PA	9,000,000
0.55.2.2.2.1.27	FCC 3166/CH/PN/PRESIDENCIA	2,622,779
0.55.2.2.2.1.29	ANAM -CAF - 5348	6,219,400
0.55.2.2.2.1.31	MINSA-BID 2017	2,209,000
0.55.2.2.2.1.33	B.I.D. 3615 OCPN-SALUD	28,000,000
0.55.2.2.2.1.39	CFA 009852 - PRESIDENCIA	22,800,000
0.55.2.2.2.1.40	PRESIDENCIA - BID 3165 / OC-PN	5,982,699
0.55.2.2.2.1.42	BID PN-L1143 - EDUCACIÓN	9,508,950
0.55.2.2.2.1.64	MEDUCA - BID 2734 / OC-PN	4,000,000

0.55.2.2.2.1.75	MOP - BID 1785 / OC-PN	1,881,000
0.55.2.2.2.1.99	BANCO EUROPEO DE INVERSIÓN	7,815,581
0.55.2.2.2.5.00	BONOS EXTERNOS	3,269,508,128
0.55.2.2.2.5.10	BONOS EXTERNOS	3,269,508,128
0.55.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	36,076,579
0.55.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	36,076,579
0.55.2.3.2.8.00	SECTOR EXTERNO	36,076,579
0.55.2.3.2.8.17	DONACIONES TAIWAN MINAM	200,000
0.55.2.3.2.8.21	FMAM - ANAM	1,145,000
0.55.2.3.2.8.26	GEF / BIRF - MINAM	4,003,875
0.55.2.3.2.8.37	TAIWAN - MINREX	941,454
0.55.2.3.2.8.58	DONACIÓN BID - SEGURIDAD PÚBLICA	6,000,000
0.55.2.3.2.8.60	GOBIERNO DE ESPAÑA MINSA	820,000
0.55.2.3.2.8.61	BID MINSA MESOÁMERICA	971,450
0.55.2.3.2.8.69	MIDA-AID GUSANO BARRENADOR	13,021,100
0.55.2.3.2.8.86	DONACIÓN TAIWAN MINSA	7,297,000
0.55.2.3.2.8.99	BID MINSA	1,676,700

CAPÍTULO III
0.01 ASAMBLEA NACIONAL

ARTÍCULO 10. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la ASAMBLEA NACIONAL para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	55,254,984
Administración General	51,204,116
Transferencias Corrientes	1,200,000
Total del Presupuesto de Funcionamiento	**107,659,100**
Inversión	
Construcción y Remodelación	10,600,000
Programa de Modernización	3,790,000
Total del Presupuesto de Inversión	**14,390,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**122,049,100**

CAPÍTULO IV
0.02 CONTRALORÍA GENERAL DE LA REPÚBLICA

ARTÍCULO 11. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CONTRALORÍA GENERAL DE LA REPÚBLICA para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	28,502,745
Contabilidad Pública	4,485,523
Fiscalización, Regulación y Control	28,856,565
Servicios de Estadística	18,527,892
Transferencias Varias	12,800
Auditoría	8,556,394
Total del Presupuesto de Funcionamiento	**88,941,919**
Inversión	
Fortalecimiento Institucional	4,282,191
Total del Presupuesto de Inversión	**4,282,191**
TOTAL DEL PRESUPUESTO DE GASTOS	**93,224,110**

CAPÍTULO V
ÓRGANO EJECUTIVO
0.03 MINISTERIO DE LA PRESIDENCIA

ARTÍCULO 12 .Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE LA PRESIDENCIA para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Superior del Estado	76.552,924
Dirección de Carrera Administrativa	1.279,280
Gaceta Oficial	117,795
Consejo de Defensa y Seguridad Nacional	10,682,515
Servicio de Protección Institucional	42,969,040
Programa de Ayuda Nacional (PAN)	10,897,180
Desarrollo Integral - Áreas Prioritarias	664,155
Transferencias	99.704.381
Total del Presupuesto de Funcionamiento	**242,777,270**
Inversión	
Obras de Interés Social	5.047.984
Despacho Presidente (Colón)	425.000
Electrificación Rural	30,335,154
Asuntos Comunitarios Desp. Primera Dama	2.872,410
Desarrollo Integral de Áreas Prioritarias	96.835,402
Transferencias de Capital	49,214,473
Mejoras de Instalaciones y Equipamiento	108,728,813
Secretaría Nacional de Descentralización	220,327,237
Total del Presupuesto de Inversión	**513,786,473**
TOTAL DEL PRESUPUESTO DE GASTOS	**756,563,743**

CAPÍTULO VI
0.05 MINISTERIO DE RELACIONES EXTERIORES

ARTÍCULO 13. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del MINISTERIO DE RELACIONES EXTERIORES para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administracion General	14,521,324
Política Exterior	43,379,741
Transferencias Varias	4,881,166
Total del Presupuesto de Funcionamiento	**62,782,231**
Inversión	
Restauración, Remodelación y Const.	3,364,475
Equipamiento	1.406.850
Total del Presupuesto de Inversión	**4,771,325**
TOTAL DEL PRESUPUESTO DE GASTOS	**67,553,556**

CAPÍTULO VII
0.07 MINISTERIO DE EDUCACIÓN

ARTÍCULO 14. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE EDUCACIÓN para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

14

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	125,279,150
Educación Básica General	564,610,840
Educación Media	454,180,745
Educación de Adultos	40,179,205
Educación Post-Media	1,254,950
Transferencias Corrientes	25,252,600
Transferencias al Sector Público	465,806,548
Educación Agropecuaria	13,976,600
Fondo Exoneración de Matrícula	96,632,800
Total del Presupuesto de Funcionamiento	1,787,173,438
Inversión	
Mant. Preventivo (Mi Escuela Primero)	13,104,400
Construcción y Rehab. de Escuelas	71,974,100
Equipamiento de Centros Educativos	11,037,500
Desarrollo Educativo	4,650,000
Nutrición Escolar	21,720,300
Educación Básica	1,429,750
Transferencias de Capital	351,748,325
Fortalecimiento de Técn. Educativa	49,261,550
Mantenimiento, Equip. y Constr. S.E.	5,618,400
Total del Presupuesto de Inversión	530,544,325
TOTAL DEL PRESUPUESTO DE GASTOS	2,317,717,763

CAPÍTULO VIII
0.08 MINISTERIO DE COMERCIO E INDUSTRIAS

ARTÍCULO 15. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE COMERCIO E INDUSTRIAS para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	20,028,903
Fomento y Regulación de la Industria	1,032,397
Fomento y Regulación del Comercio	5,331,430
Regulación de Intermediarios Financieros	734,591
Fomento y Reg. de los Recursos Minerales	760,750
Transferencias	5,516,900
Transferencias al Sector Público	54,890,352
Total del Presupuesto de Funcionamiento	88,295,323
Inversión	
Desarrollo Comercial e Industrial	2,180,450
Transferencias de Capital	86,158,120
Total del Presupuesto de Inversión	88,338,570
TOTAL DEL PRESUPUESTO DE GASTOS	176,633,893

CAPÍTULO IX
0.09 MINISTERIO DE OBRAS PÚBLICAS

ARTÍCULO 16. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE OBRAS PÚBLICAS para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	16,096,975
Mantenimiento de Obras	19,084,055
Transferencias Corrientes	12,461,666
Total del Presupuesto de Funcionamiento	47,642,696
Inversión	
Construcción y Rehabilitación Drenajes	9,773,500

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Mantenimiento y Rehabilitación Vial	474,399,897
Construcción y Mej. de Calles y Avenidas	64,939,328
Transferencias de Capital	495,717,526
Construcción y Rehabilitación de Puentes	187,112,450
Reordenamiento Vial-Ciudad de Pmá.	265,327,700
Total del Presupuesto de Inversión	**1,497,270,401**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,544,913,097**

CAPÍTULO X
0.10 MINISTERIO DE DESARROLLO AGROPECUARIO

ARTÍCULO 17. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	48,078,565
Asistencia Técnica Agrícola	2,763,782
Asistencia Técnica Pecuaria	6,832,817
Desarrollo Social	471,069
Servicios de Ingeniería Rural	606,534
Transferencias al Sector Público	33,005,915
Total del Presupuesto de Funcionamiento	**91,758,682**
Inversión	
Mejoramiento de Productividad	2,865,490
Programa de Desarrollo Tecnológico	2,654,780
Sanidad Agropecuaria	19,186,310
Desarrollo Rural Agropecuario	1,930,330
Otros Proyectos de Inversión	39,913,240
Reconver. y Transfor. Agropecuaria	2,083,350
Transferencias de Capital	47,028,717
Total del Presupuesto de Inversión	**115,662,217**
TOTAL DEL PRESUPUESTO DE GASTOS	**207,420,899**

CAPÍTULO XI
0.12 MINISTERIO DE SALUD

ARTÍCULO 18. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE SALUD para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Salud Pública	386,260,062
Provisión de Atención	339,539,449
Transferencias Varias	317,850,600
Fondo de Adm. de Hospitales	4,272,300
Fondo de Servicios Varios	14,703,800
Transferencias al Sector Público	617,572,988
Total del Presupuesto de Funcionamiento	**1,680,199,199**
Inversión	
Construccion y Mej. de Inst. de Salud	158,673,300
Salud Ambiental	119,901,800
Equipamiento de Inst. de Salud	18,978,000
Otros Proyectos de Inversión	42,564,159
Transferencias de Capital	137,058,371
Total del Presupuesto de Inversión	**477,175,630**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,157,374,829**



CAPÍTULO XII
0.13 MINISTERIO DE TRABAJO Y DESARROLLO LABORAL

ARTÍCULO 19. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE TRABAJO Y DESARROLLO LABORAL para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	16,535,836
Admón. de las Relaciones Laborales	5,490,548
Inv., Promoción y Generación de Empleo	1,979,834
Transferencias Varias	507.360
Educacion y Capacitación-Sind.,Priv.	13,063.300
Total del Presupuesto de Funcionamiento	**37,576,878**
Inversión	
Programa de Inserción Laboral	4,757.093
Total del Presupuesto de Inversión	**4,757,093**
TOTAL DEL PRESUPUESTO DE GASTOS	**42,333.971**

CAPÍTULO XIII
0.14 MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL

ARTÍCULO 20. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Direccion y Administración General	12,821.901
Planificación y Desarrollo Urbano	4,073.806
Admón. y Regulación de Bienes	658.444
Ordenamiento y Desarrollo Territorial	1,865.173
Transferencias Varias	9.236.510
Total del Presupuesto de Funcionamiento	**28,655,834**
Inversión	
CONSTRUCCION DE VIVIENDA	328,436,960
Fondo de Ahorro Habitacional	195.500
Financiamiento de Vivienda	26,007,200
Asistencia Habitacional	2.770,040
Mejoramiento Habitacional	4,993.300
Fortalecimiento Institucional	765.000
Total del Presupuesto de Inversión	**363,168,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**391,823,834**

CAPÍTULO XIV
0.16 MINISTERIO DE ECONOMÍA Y FINANZAS

ARTÍCULO 21. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE ECONOMÍA Y FINANZAS para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	82,919,681
Desarrollo Económico y Social	24.761.220
Admón. Fiscal y Patrimonial	277,563,694
Transferencias Varias	202,570,450
Total del Presupuesto de Funcionamiento	**587,815,045**
Inversión	
Fondo de Preinversión	360.000
Fort Gest. Eco. y Admón. Finan.	28,967.863



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Progr. Nal para el Dllo.Local PRONADEL	42,000,000
Transferencias de Capital	25,082,280
INVERSIONES FINANCIERAS	53,215,992
Proyectos Varios	36,800,000
Total del Presupuesto de Inversión	**186,426,135**
TOTAL DEL PRESUPUESTO DE GASTOS	774,241,180

CAPÍTULO XV
0.17 MINISTERIO DE GOBIERNO

ARTÍCULO 22. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE GOBIERNO para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración Gen	15,982,605
Administ.y Desarrollo Gubernamental	8,603,271
Servicios Postales y Telégrafos	11,262,709
Servicios Penitenciarios y Cus	61,618,779
Transferencias Varias	159,675,739
Total del Presupuesto de Funcionamiento	**257,143,103**
Inversión	
Construc. Mejoram. y Estudios Infraet.	29,241,000
Transferencias de Capital	2,165,000
Total del Presupuesto de Inversión	**31,406,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**288,549,103**

CAPÍTULO XVI
0.18 MINISTERIO DE SEGURIDAD PÚBLICA

ARTÍCULO 23. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE SEGURIDAD PÚBLICA para la vigencia fiscal de 2018. cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	33,476,985
Seguridad Publica Nacional	611,780,618
Transferencias Varias	51,026,000
Total del Presupuesto de Funcionamiento	**696,283,603**
Inversión	
Const., Reparación y Ampl. de Infraest.	41,874,387
Total del Presupuesto de Inversión	**41,874,387**
TOTAL DEL PRESUPUESTO DE GASTOS	738,157,990

CAPÍTULO XVII
0.21 MINISTERIO DE DESARROLLO SOCIAL

ARTÍCULO 24. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE DESARROLLO SOCIAL para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	16,962,539
Promoción Social y Cohesión Social	6,031,641
Programa de Gestión Territorial	4,459,470
Transferencias al Sector Público	19,960,480

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Total del Presupuesto de Funcionamiento	47,414,130
Inversión	
Desarrollo Comunitario	239,449,721
Fortalecimiento Institucional	4,389,916
Transferencias al Sector Público	3,104,045
Total del Presupuesto de Inversión	246,943,682
TOTAL DEL PRESUPUESTO DE GASTOS	294,357,812

CAPÍTULO XVIII
0.26 TRIBUNAL ADMINISTRATIVO TRIBUTARIO

ARTÍCULO 25. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO TRIBUTARIO para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Jurisdicción Tributaria	3,125,000
Total del Presupuesto de Funcionamiento	3,125,000
TOTAL DEL PRESUPUESTO DE GASTOS	3,125,000

CAPÍTULO XIX
0.27 MINISTERIO DE AMBIENTE

ARTÍCULO 26. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del MINISTERIO DE AMBIENTE para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14,891,860
Áreas Protegidas Biodiversidad	5,145,099
Gestión Ambiental	5,509,021
Gestión Integrada de Cuencas Hidrog.	5,143,317
Transferencia al Sector Público	500,000
Total del Presupuesto de Funcionamiento	31,189,297
Inversión	
Áreas Protegidas y Biodiversidad	11,995,921
Gestión Ambiental	4,891,768
Gestión Inte. de Cuencas Hidro.	21,330,435
Total del Presupuesto de Inversión	38,218,124
TOTAL DEL PRESUPUESTO DE GASTOS	69,407,421

CAPÍTULO XX
0.30 ÓRGANO JUDICIAL

ARTÍCULO 27. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del ÓRGANO JUDICIAL para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General de Justicia	28,397,659
Administración de Justicia Ciudadana	102,676,774
Transf. y Desarrollo Institucional	21,048,567
Total del Presupuesto de Funcionamiento	152,123,000
Inversión	
Rehabilitación y Const. de Infraestrura	4,520,000
Equipamiento y Fortalec. Institucional	2,510,000

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Modernización del Sistema de Justicia	5.095,000
Total del Presupuesto de Inversión	12,125,000
TOTAL DEL PRESUPUESTO DE GASTOS	164,248,000

CAPÍTULO XXI
CONSOLIDADO DEL MINISTERIO PÚBLICO

ARTÍCULO 28. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto consolidado de gastos del MINISTERIO PÚBLICO para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
TOTAL DEL PRESUPUESTO DE GASTOS	167,057,680
PROCURADURÍA GENERAL DE LA NACIÓN	160,877,180
FUNCIONAMIENTO	155,343,500
INVERSIÓN	5,533,680
PROCURADURÍA DE LA ADMINISTRACIÓN	6,180,500
FUNCIONAMIENTO	6,180,500
INVERSIÓN	

0.36 PROCURADURÍA GENERAL DE LA NACIÓN

ARTÍCULO 29. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la PROCURADURÍA GENERAL DE LA NACIÓN para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Repres. Interés del Estado	119,522,500
Medicina Legal y Forense	35,821,000
Total del Presupuesto de Funcionamiento	155,343,500
Inversión	
Modernización Proc. General	2,145,680
Modernización de Servicios Forenses	3,388,000
Total del Presupuesto de Inversión	5,533,680
TOTAL DEL PRESUPUESTO DE GASTOS	160,877,180

0.37 PROCURADURÍA DE LA ADMINISTRACIÓN

ARTÍCULO 30. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la PROCURADURÍA DE LA ADMINISTRACIÓN para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	2,031,682
Representación y Def. de la Adm. Pública	4,148,818
Total del Presupuesto de Funcionamiento	6,180,500
TOTAL DEL PRESUPUESTO DE GASTOS	6,180,500

CAPÍTULO XXII
CONSOLIDADO DEL TRIBUNAL ELECTORAL Y FISCALÍA GENERAL ELECTORAL

ARTÍCULO 31. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto consolidado de gastos del TRIBUNAL ELECTORAL y FISCALÍA GENERAL ELECTORAL para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
TOTAL DEL PRESUPUESTO DE GASTOS	150,467,671
TRIBUNAL ELECTORAL	143,590,671
FUNCIONAMIENTO	138,361,217
INVERSIÓN	5,229,454
FISCALÍA GENERAL ELECTORAL	6,877,000
FUNCIONAMIENTO	6,877,000

0.40 TRIBUNAL ELECTORAL

ARTÍCULO 32. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	38,685,612
Registro e Identificación Ciudadana	14,477,742
Servicios Electorales	50,801,518
Eventos Electorales	34,396,345
Total del Presupuesto de Funcionamiento	**138,361,217**
Inversión	
Construcciones, Mejoras y Habilitaciones	2,339,707
Conserv.Docum.Hist. Hechos Vitales	358,200
Const. de Oficinas a Nivel Provincial	2,166,547
Proyectos de Apoyo Logístico	365,000
Total del Presupuesto de Inversión	**5,229,454**
TOTAL DEL PRESUPUESTO DE GASTOS	143,590,671

0.41 FISCALÍA GENERAL ELECTORAL

ARTÍCULO 33. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de la FISCALÍA GENERAL ELECTORAL para la vigencia fiscal 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,294,448
Fiscalías Electorales	682,552
Elecciones	2,900,000
Total del Presupuesto de Funcionamiento	**6,877,000**
TOTAL DEL PRESUPUESTO DE GASTOS	6,877,000

CAPÍTULO XXIII
0.45 OTROS GASTOS DE LA ADMINISTRACIÓN

ARTÍCULO 34. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de OTROS GASTOS DE LA ADMINISTRACIÓN para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Consejos Provinciales	28,505,459
Total del Presupuesto de Funcionamiento	**28,505,459**
TOTAL DEL PRESUPUESTO DE GASTOS	28,505,459

CAPÍTULO XXIV
0.46 TRIBUNAL DE CUENTAS

ARTÍCULO 35. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del TRIBUNAL DE CUENTAS para la vigencia fiscal 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Jurisdicción de Cuentas	2,116.008
Administración General	1,423,992
Total del Presupuesto de Funcionamiento	3,540,000
Inversión	
Fortalecimiento Institucional	265,200
Total del Presupuesto de Inversión	265,200
TOTAL DEL PRESUPUESTO DE GASTOS	3,805,200

CAPÍTULO XXV
0.47 FISCALÍA DE CUENTAS

ARTÍCULO 36. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de la FISCALÍA DE CUENTAS para la vigencia fiscal 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administ. e Investigación Patrimonial	1,956,298
Administración General	1,143,702
Total del Presupuesto de Funcionamiento	3,100,000
Inversión	
Fortalec., Mejoram. e Implementación	68,000
Total del Presupuesto de Inversión	68,000
TOTAL DEL PRESUPUESTO DE GASTOS	3,168,000

CAPÍTULO XXVI
0.49 DEFENSORÍA DEL PUEBLO

ARTÍCULO 37. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de la DEFENSORÍA DEL PUEBLO para la vigencia fiscal 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,192,881
Protec. y Defensa de los Derechos Hum.	1,663,119
Total del Presupuesto de Funcionamiento	4,856,000
Inversión	
Estudio, Diseño y Construcción	217,600
Total del Presupuesto de Inversión	217,600
TOTAL DEL PRESUPUESTO DE GASTOS	5,073,600

CAPÍTULO XXVII
TRANSFERENCIAS DEL GOBIERNO CENTRAL

ARTÍCULO 38. Los gastos por concepto de transferencias corrientes aprobados son recursos que se traspasan al propio Sector Público, al Sector Externo y al Sector Privado, con base en el detalle que se autoriza a continuación:

CÓDIGO	INSTITUCIÓN	PROPIAS	SUBSIDIOS	MONTO
	TOTAL TRANSFERENCIA DE FUNCIONAMIENTO	1,016,384,588	1,387,631,869	2,404,016,457
01	ASAMBLEA NACIONAL	2,422,200		2,422,200
	AL EXTERIOR	1,272,200		1,272,200
	A PERSONAS	650,000		650,000
	A INSTITUCIONES PRIVADAS	500,000		500,000
02	CONTRALORÍA GENERAL DE LA REPÚBLICA	430,200		430,200
	A PERSONAS	405,000		405,000
	BECAS DE ESTUDIO	12,400		12,400
	AL EXTERIOR	12,800		12,800
03	MINISTERIO DE LA PRESIDENCIA	86,567,930	15,177,451	101,745,381
	PENSIONES Y JUBILACIONES	1,099,900		1,099,900
	A PERSONAS	2,058,000		2,058,000
	BECAS DE ESTUDIO	501,100		501,100
	AL EXTERIOR	2,150,000		2,150,000
	A INSTITUCIONES PRIVADAS	20,000,000		20,000,000
	SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN		7,026,700	7,026,700
	AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL		5,394,641	5,394,641
	AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN		2,756,110	2,756,110
	MUNICIPALIDADES Y JUNTAS COMUNALES	60,758,930		60,758,930
05	MINISTERIO DE RELACIONES EXTERIORES	5,271,786		5,271,786
	A PERSONAS	130,000		130,000
	BECAS DE ESTUDIO	209,620		209,620
	A INSTITUCIONES PRIVADAS	51,000		51,000
	AL EXTERIOR	4,881,166		4,881,166
07	MINISTERIO DE EDUCACIÓN	25,252,600	465,806,548	491,059,148
	PENSIONES Y JUBILACIONES	21,000,000		21,000,000
	A INSTITUCIONES PRIVADAS	4,096,900		4,096,900
	AL EXTERIOR	155,700		155,700
	UNIVERSIDAD DE PANAMÁ		219,577,000	219,577,000
	UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ		4,290,800	4,290,800
	UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS		16,742,550	16,742,550
	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ		79,106,114	79,106,114
	INSTITUTO PANAMEÑO DE DEPORTES		20,154,197	20,154,197
	INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL		50,470,900	50,470,900
	UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ		52,097,100	52,097,100
	INSTITUTO NACIONAL DE CULTURA		23,367,887	23,367,887
08	MINISTERIO DE COMERCIO E INDUSTRIAS	5,626,100	54,890,352	60,516,452
	BECAS DE ESTUDIO	109,200		109,200
	A INSTITUCIONES PRIVADAS	4,232,900		4,232,900
	AL EXTERIOR	1,284,000		1,284,000
	AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA		11,220,640	11,220,640
	AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA		5,865,002	5,865,002
	ZONA FRANCA DE BARÚ		471,600	471,600
	AUTORIDAD DE TURISMO DE PANAMÁ		36,150,000	36,150,000
	AGENCIA PANAMÁ-PACÍFICO		943,110	943,110
	BINGOS NACIONALES		240,000	240,000
09	MINISTERIO DE OBRAS PÚBLICAS	110,100	12,461,666	12,571,766

	BECAS DE ESTUDIO	80,000		80,000
	INDEMNIZACIONES DE LA SEGURIDAD SOCIAL	30,100		30,100
	EMPRESA METRO DE PANAMA S.A.		12,461,666	12,461,666
10	MINISTERIO DE DESARROLLO AGROPECUARIO	1,378,500	33,005,915	34,384,415
	A PERSONAS	100,000		100,000
	A INSTITUCIONES PRIVADAS	178,400		178,400
	AL EXTERIOR	1,100,100		1,100,100
	INST. DE INVESTIGACIONES AGROPECUARIAS		10,817,525	10,817,525
	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ		6,334,485	6,334,485
	INSTITUTO DE MERCADEO AGROPECUARIO		7,232,000	7,232,000
	EMPRESAS MERCADOS NACIONALES DE LA CADENA DE FRIO		6,477,405	6,477,405
	INSTITUTO DE SEGURO AGROPECUARIO		2,144,500	2,144,500
12	MINISTERIO DE SALUD	381,340,100	573,758,388	955,098,488
	BECAS DE ESTUDIO	300,000		300,000
	AL EXTERIOR	800,100		800,100
	PENSIONES Y JUBILACIONES	300,000		300,000
	A PERSONAS	40,900		40,900
	A INSTITUCIONES PRIVADAS	317,108,400		317,108,400
	GOBIERNO CENTRAL	18,976,100		18,976,100
	AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS		4,149,075	4,149,075
	CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES		200,000	200,000
	INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD		11,807,800	11,807,800
	Subsidio Maternidad y Enfermedad		25,000,000	25,000,000
	Subsidio Fluctuaciones - Intereses CSS		20,500,000	20,500,000
	Sostenibilidad del Régimen (Ley 51)		140,000,000	140,000,000
	Pensión Vitalicia Dietilenglicol		15,003,000	15,003,000
	Pensión de Viudez		2,238,000	2,238,000
	Neonato afectados por Heparina		94,000	94,000
	Impuesto de Licores		10,200,000	10,200,000
	Impuesto de Cervezas		8,100,000	8,100,000
	CSS FEJUPEN - Aporte Gob. Central		17,287,000	17,287,000
	Aumento Pensiones y Jubilaciones (DG-51)		162,954,000	162,954,000
	CSS 0.8% Salarios Básicos		125,547,000	125,547,000
	Aporte Junta Técnica Actuarial		90,000	90,000
	Afectados Bocas del Toro		1,451,000	1,451,000
	AUTORIDAD DE ASEO URBANO Y DOMICILIARIO		11,799,652	11,799,652
	INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES		17,337,861	17,337,861
	MUNICIPALIDADES Y JUNTAS COMUNALES	1,797,600		1,797,600
	PROPIAS	42,017,000		42,017,000
13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	507,360		507,360
	AL EXTERIOR	507,360		507,360
14	MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	642,405	9,236,510	9,878,915
	A PERSONAS	171,200		171,200
	AL EXTERIOR	1,000		1,000
	BECAS DE ESTUDIO	470,205		470,205
	AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS		7,236,510	7,236,510
	BANCO HIPOTECARIO NACIONAL		2,000,000	2,000,000
15	MINISTERIO DE ECONOMÍA Y FINANZAS	388,074,890	54,813,350	442,888,240
	BECAS DE ESTUDIO	1,400,290		1,400,290
	A INSTITUCIONES PRIVADAS	303,234,000		303,234,000
	CONSEJO DE ADMINISTRACIÓN DEL SIACAP		1,684,000	1,684,000
	AUTORIDAD NACIONAL DE ADUANAS		30,655,545	30,655,545
	DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS		3,452,070	3,452,070
	TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS		2,315,735	2,315,735
	BENEMERITO CUERPO DE BOMBEROS DE PANAMÁ		5,896,925	5,896,925
	EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.		3,374,500	3,374,500
	SUPERINTENDENCIA DE BANCOS		652,000	652,000
	SUPERINTENDENCIA DE SEGURO Y REASEGURO		6,782,575	6,782,575
	PROPIAS	82,850,100		82,850,100
	AL EXTERIOR	590,500		590,500

17 MINISTERIO DE GOBIERNO	10,944,598	148,961,589	159,906,187
BECAS DE ESTUDIO	189,423		189,423
A INSTITUCIONES PRIVADAS	8,201,025		8,201,025
AL EXTERIOR	71,670		71,670
A PERSONAS	10,000		10,000
PENSIONES Y JUBILACIONES	2,472,480		2,472,480
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE		113,181,600	113,181,600
AUTORIDAD DE PASAPORTES DE PANAMÁ		3,284,394	3,284,394
BENEMÉRITO CUERPO DE BOMBEROS DE LA REP. DE PANAMÁ		32,495,595	32,495,595
18 MINISTERIO DE SEGURIDAD PÚBLICA	56,040,721		56,040,721
BECAS DE ESTUDIO	2,154,350		2,154,350
A INSTITUCIONES PRIVADAS	849,000		849,000
AL EXTERIOR	321,771		321,771
A PERSONAS	1,714,600		1,714,600
PENSIONES Y JUBILACIONES	51,001,000		51,001,000
21 MINISTERIO DE DESARROLLO SOCIAL	1,045,041	19,520,100	20,565,141
A PERSONAS	216,300		216,300
A INSTITUCIONES PRIVADAS	756,602		756,602
AL EXTERIOR	55,000		55,000
BECAS DE ESTUDIO	17,139		17,139
SECRETARÍA NACIONAL DE DISCAPACIDAD		7,189,000	7,189,000
INSTITUTO NACIONAL DE LA MUJER		6,000,000	6,000,000
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA		6,331,100	6,331,100
26 TRIBUNAL ADMINISTRATIVO TRIBUTARIO	56,000		56,000
A PERSONAS	15,000		15,000
BECAS DE ESTUDIO	40,000		40,000
AL EXTERIOR	1,000		1,000
27 MINISTERIO DE AMBIENTE	1,554,000		1,554,000
A PERSONAS	20,000		20,000
BECAS DE ESTUDIO	50,000		50,000
AL EXTERIOR	984,000		984,000
A INSTITUCIONES PRIVADAS	500,000		500,000
30 ÓRGANO JUDICIAL	722,800		722,800
PENSIONES Y JUBILACIONES	65,000		65,000
BECAS DE ESTUDIO	357,800		357,800
A PERSONAS	300,000		300,000
36 PROCURADURÍA GENERAL DE LA NACIÓN	1,507,100		1,507,100
PENSIONES Y JUBILACIONES	372,100		372,100
BECAS DE ESTUDIO	1,135,000		1,135,000
37 PROCURADURÍA DE LA ADMINISTRACIÓN	80,000		80,000
BECAS DE ESTUDIO	80,000		80,000
40 TRIBUNAL ELECTORAL	46,453,268		46,453,268
PENSIONES Y JUBILACIONES	45,000		45,000
A PERSONAS	858,625		858,625
BECAS DE ESTUDIO	489,661		489,661
AL EXTERIOR	5,000		5,000
A INSTITUCIONES PRIVADAS	45,054,982		45,054,982
41 FISCALÍA GENERAL ELECTORAL	93,000		93,000
BECAS DE ESTUDIO	93,000		93,000
45 OTROS GASTOS DE LA ADMINISTRACIÓN	91,500		91,500
BECAS DE ESTUDIO	91,500		91,500
46 TRIBUNAL DE CUENTAS	68,164		68,164
A PERSONAS	52,664		52,664
BECAS DE ESTUDIO	15,500		15,500

47	FISCALÍA GENERAL DE CUENTAS	86,725	86,725
	A PERSONAS	20,200	20,200
	BECAS DE ESTUDIO	66,525	66,525
49	DEFENSORÍA DEL PUEBLO	17,500	17,500
	A PERSONAS	6,500	6,500
	A INSTITUCIONES PRIVADAS	5,000	5,000
	AL EXTERIOR	6,000	6,000

ARTÍCULO 39. Se aprueban las transferencias de capital de acuerdo con el siguiente detalle:

CÓDIGO   INSTITUCIÓN   MONTO

Código	Institución	Monto
	TOTAL TRANSFERENCIAS DE CAPITAL	1,197,276,857
03	MINISTERIO DE LA PRESIDENCIA	49,214,473
	SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN	34,064,160
	AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	15,150,313
07	MINISTERIO DE EDUCACIÓN	351,748,325
	UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	3,340,800
	INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	1,447,900
	INSTITUTO PANAMEÑO DE DEPORTES	85,005,000
	SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	36,800
	INSTITUTO NACIONAL DE CULTURA	31,264,053
	IFARHU	213,512,466
	UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	2,682,506
	UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	2,374,050
	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	12,084,750
08	MINISTERIO DE COMERCIO E INDUSTRIAS	86,158,120
	AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	5,091,525
	AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA	429,250
	AUTORIDAD DE TURISMO DE PANAMÁ	78,985,115
	AGENCIA PANAMÁ-PACÍFICO	1,652,230
09	MINISTERIO DE OBRAS PÚBLICAS	495,717,526
	EMPRESA METRO DE PANAMA S.A.	495,717,526
10	MINISTERIO DE DESARROLLO AGROPECUARIO	47,028,717
	EMPRESAS MERCADOS NACIONALES DE LA CADENA DE FRÍO	4,172,000
	BANCO DE DESARROLLO AGROPECUARIO (LEY 24)	2,500,000
	BDA (Fomento del Cultivo de Hidropónicos)	1,000,000
	INSTITUTO DE MERCADEO AGROPECUARIO	30,740,000
	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	1,571,482
	INST. DE INVESTIGACIONES AGROPECUARIAS	7,045,235
12	MINISTERIO DE SALUD	137,058,371
	INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	4,303,990
	INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	120,869,381
	AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	11,460,000
	AUTORIDAD DE PANAMEÑA DE SEGURIDAD DE ALIMENTOS	425,000
16	MINISTERIO DE ECONOMÍA Y FINANZAS	25,082,280
	DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	833,000
	EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	4,000,000
	BENEMÉRITO CUERPO DE BOMBEROS DE PANAMÁ	20,249,280
17	MINISTERIO DE GOBIERNO	2,165,000
	AUTORIDAD DE PASAPORTES DE PANAMÁ	2,165,000
21	MINISTERIO DE DESARROLLO SOCIAL	3,104,045
	SECRETARÍA NACIONAL DE DISCAPACIDAD	1,836,000
	INSTITUTO NACIONAL DE LA MUJER	641,510

SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	626,535

CAPÍTULO XXVIII
FONDO LEY DE SEGURO EDUCATIVO

ARTÍCULO 40. Los recursos provenientes del Seguro Educativo a que se refiere el Decreto de Gabinete 168 de 27 de julio de 1971, reformado por las leyes 24 de 21 de julio de 1980, 18 de 29 de septiembre de 1983; 13 de 28 de julio de 1987 y 16 de 29 de noviembre de 1987, y modificados por la Ley 49 de 18 de septiembre de 2002, cuyo destino específico lo constituyen programas de educación y formación de mano de obra, se asignan para el 2018, según el siguiente detalle:

INSTITUCIÓN	MONTO
TOTAL INGRESOS AUTORIZADOS	357,899,100.00
FONDO DE SEGURO EDUCATIVO	357,899,100.00
Ingresos Triburarios	357.899,100.00
Impuestos Directos	357.899,100.00
Seguro Educativo	357,899,100.00
MINISTERIO DE EDUCACIÓN	116,227,800.00
Educación Agropecuaria	16,982,300.00
Fondo Exon. de Matricula(27%)	96,632,800.00
Capacitacion Gremial Docente	2,612.700.00
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	13,063,300.00
Educación Sindical	13,063,300.00
IFARHU	151.534,400.00
Becas	128,745,500.00
Créditos Educativos	22,788,900.00
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	15,676,000.00
Gastos de Funcionamiento	13.076.600.00
Gastos de Inversion	2,599,400.00
INSTITUTO NAL. DE FORMACIÓN PROF. Y CAP. PARA EL D	48,334,300.00
Programas Regulares 14%	36,577,300.00
Cap. Y Educ. Rec. Humano (COSPAE) 3.0%	7,838,000.00
Formación Dual 1.5%	3,919,000.00
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	13,063,300.00
Gastos de Funcionamiento	13,026,600.00
Gastos de Inversión	36,700.00

TÍTULO III
PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

ARTÍCULO 41. Se aprueban los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2018, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	6,436,648,659	1,113,353,456	7,550,002,115	4,840,232,550	2,709,769,565	7,550,002,115
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	5,865,002	5,091,525	10,956,527	5,865,002	5,091,525	10,956,527
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	167,733,161	0	167,733,161	146,840,515	20,892,646	167,733,161
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	25,000,000	0	25,000,000	21,745,000	3,255,000	25,000,000
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	10,033,149	8,960,016	18,993,165	15,000,925	3,992,240	18,993,165
AUTORIDAD NACIONAL DE ADUANAS	42,467,895	0	42,467,895	36,293,520	6,174,375	42,467,895
CAJA DE SEGURO SOCIAL	5,133,379,000	531,414,000	5,664,793,000	3,785,160,400	1,879,632,600	5,664,793,000
INSTITUTO CONMEMORATIVO GORGAS DE EST. DE LA SALUD	12,208,600	4,303,990	16,512,590	12,021,900	4,490,690	16,512,590
CEN. NAC. DE ESTUDIOS EN TÉCNICAS DE IMÁGENES	200,000	0	200,000	200,000	0	200,000
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP	11,220,640	429,250	11,649,890	10,939,700	710,190	11,649,890
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,684,000	0	1,684,000	1,627,187	56,813	1,684,000
INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO RH	163,889,722	231,521,366	395,411,088	26,707,134	368,703,954	395,411,088
SECRETARÍA NACIONAL DE DISCAPACIDAD	7,189,000	1,836,000	9,025,000	6,958,177	2,066,823	9,025,000
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	7,437,675	425,000	7,862,675	7,415,345	447,330	7,862,675
INSTITUTO DE INVESTIGACIONES AGROPECUARIAS	11,417,525	7,325,235	18,742,760	11,310,746	7,432,014	18,742,760
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	8,772,485	1,571,482	10,343,967	8,677,674	1,666,293	10,343,967
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	3,452,070	833,000	4,285,070	3,347,735	937,335	4,285,070

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PUB	2,315,735	0	2,315,735	2,288,495	27,240	2,315,735
INSTITUTO NACIONAL DE CULTURA	23,967,887	31,264,053	55,231,940	23,601,043	31,630,897	55,231,940
SISTEMA ESTATAL DE RADIO Y TELEVISION	16,026,000	36,800	16,062,800	13,426,600	2,636,200	16,062,800
SECRETARÍA NAC. DE CIENCIA Y TECN. E INNOVACIÓN	7,026,700	43,689,210	50,715,910	7,008,700	43,707,210	50,715,910
INSTITUTO NACIONAL DE LA MUJER	6,000,000	641,510	6,641,510	5,616,451	1,025,059	6,641,510
SECRETARIA NAC. DE NIÑEZ, ADOLESCENCIA Y FAMILIA	6,331,100	626,535	6,957,635	6,303,700	653,935	6,957,635
INSTITUTO PANAMEÑO DE DEPORTES	20,989,224	85,005,000	105,994,224	20,643,032	85,351,192	105,994,224
INADEH	48,490,400	0	48,490,400	17,604,700	30,885,700	48,490,400
INSTITUTO PANAMEÑO DE HABILITACION ESPECIAL	51,226,900	1,447,900	52,674,800	50,769,200	1,905,600	52,674,800
AUTORIDAD DE PASAPORTES DE PANAMA	3,323,515	2,165,000	5,488,515	3,286,760	2,201,755	5,488,515
INSTITUTO PANAMEÑO AUTONOMO COOPERATIVO	16,135,600	0	16,135,600	13,026,600	3,109,000	16,135,600
AUTORIDAD DE TURISMO DE PANAMA	63,321,222	78,985,115	142,306,337	32,260,107	110,046,230	142,306,337
AUTORIDAD NACIONAL PARA LA INNOVACION GUB	5,722,241	21,443,813	27,166,054	5,718,251	21,447,803	27,166,054
REGISTRO PUBLICO DE PANAMA	73,285,000	15,000	73,300,000	69,232,854	4,067,146	73,300,000
AUTORIDAD NAC. DE TRANSPARENCIA Y ACCESO INFOR	2,[illegible]6,110	0	2,756,110	2,616,080	140,030	2,756,110
BENEMERITO CUERPO DE BOMBEROS DE LA REP. DE PANAMA	52,017,520	20,249,280	72,266,800	51,569,520	20,697,280	72,266,800
UNIVERSIDAD AUTÓNOMA DE CHIRIQUI	56,977,100	3,340,800	60,317,900	54,756,400	5,561,500	60,317,900
UNIVERSIDAD DE PANAMÁ	240,637,600	13,591,270	254,228,870	234,903,700	19,325,170	254,228,870
UNIVERSIDAD MARITIMA INTERNACIONAL DE PANAMA	9,890,800	2,682,506	12,573,306	9,329,100	3,244,206	12,573,306
UNIVERSIDAD ESPECIALIZADA DE LAS AMERICAS	24,163,000	2,374,050	26,537,050	23,812,696	2,724,354	26,537,050

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	93,595,081	12,084,750	105,679,831	91,857,351	13,822,480	105,679,831
ZONA FRANCA DEL BARÚ	500,000	0	500,000	490,250	9,750	500,000

ARTÍCULO 42. Se aprueban los gastos corrientes de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2018, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	**2,659,684,232**	**2,008,374,518**	**80,239,126**	**91,924,674**	**10,000**	**4,840,232,550**
AUTORIDAD DE LA MICRO PEQUEÑA Y MEDIANA EMPRESA	5,715,915	149,087	0	0	0	5,865,002
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	28,044,661	21,956,775	5,139,405	91,699,674	0	146,840,515
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	20,720,200	799,800	0	225,000	0	21,745,000
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	14,941,925	59,000	0	0	0	15,000,925
AUTORIDAD NACIONAL DE ADUANAS	36,057,520	236,000	0	0	0	36,293,520
CAJA DE SEGURO SOCIAL	1,826,956,400	1,958,204,000	0	0	0	3,785,160,400
INSTITUTO CONMEMORATIVO GORGAS DE EST. DE LA SALUD	11,719,500	302,400	0	0	0	12,021,900
CEN. NAC. DE ESTUDIOS EN TÉCNICAS DE IMÁGENES	200,000	0	0	0	0	200,000
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	10,361,000	578,700	0	0	0	10,939,700
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,539,887	87,300	0	0	0	1,627,187
INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO RH	25,838,656	868,478	0	0	0	26,707,134
SECRETARÍA NACIONAL DE DISCAPACIDAD	6,038,234	919,943	0	0	0	6,958,177
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	7,395,345	20,000	0	0	0	7,415,345

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
INSTITUTO DE INVESTIGACIONES AGROPECUARIAS	11,053,946	256,800	0	0	0	11,310,746
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	7,717,687	959,987	0	0	0	8,677,674
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	3,244,235	107,500	0	0	0	3,347,735
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚB	2,204,195	84,300	0	0	0	2,288,495
INSTITUTO NACIONAL DE CULTURA	21,170,243	2,430,800	0	0	0	23,601,043
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	13,426,600	0	0	0	0	13,426,600
SECRETARÍA NAC. DE CIENCIA Y TECN. E INNOVACIÓN	6,943,700	65,000	0	0	0	7,008,700
INSTITUTO NACIONAL DE LA MUJER	5,493,951	122,500	0	0	0	5,616,451
SECRETARÍA NAC. DE NIÑEZ, ADOLESCENCIA Y FAMILIA	6,219,900	83,800	0	0	0	6,303,700
INSTITUTO PANAMEÑO DE DEPORTES	15,095,144	5,547,888	0	0	0	20,643,032
INADEH	17,604,700	0	0	0	0	17,604,700
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	49,574,900	1,194,300	0	0	0	50,769,200
AUTORIDAD DE PASAPORTES DE PANAMÁ	3,185,340	101,420	0	0	0	3,286,760
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	13,026,600	0	0	0	0	13,026,600
AUTORIDAD DE TURISMO DE PANAMÁ	11,098,386	739,000	20,422,721	0	0	32,260,107
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUB	5,633,751	84,500	0	0	0	5,718,251
REGISTRO PÚBLICO DE PANAMÁ	14,431,954	123,900	54,677,000	0	0	69,232,854
AUTORIDAD NAC. DE TRANSPARENCIA Y ACCESO INFOR.	2,264,380	351,700	0	0	0	2,616,080
BENEMÉRITO CUERPO DE BOMBEROS DE LA REP. DE PANAMÁ	42,580,520	8,989,000	0	0	0	51,569,520
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	54,655,400	101,000	0	0	0	54,756,400

Page 35 of 129 Pages
Exhibit Index on Page 3

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
UNIVERSIDAD DE PANAMÁ	233,343,600	1,560,100	0	0	0	234,903,700
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMA	9,083,400	245,700	0	0	0	9,329,100
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	23,515,436	297,260	0	0	0	23,812,696
UNIVERSIDAD TECNOLÓGICA DE PANAMA	91,149,451	697,900	0	0	10,000	91,857,351
ZONA FRANCA DEL BARÚ	441,570	48,680	0	0	0	490,250

ARTÍCULO 43. Se aprueban los gastos de capital de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2018, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	**2,693,090,755**	**16,678,810**	0	0	**2,709,769,565**
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	5,091,525	0	0	0	5,091,525
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	18,869,698	2,022,948	0	0	20,892,646
AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS	3,255,000	0	0	0	3,255,000
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	3,892,205	100,035	0	0	3,992,240
AUTORIDAD NACIONAL DE ADUANAS	6,020,000	154,375	0	0	6,174,375
CAJA DE SEGURO SOCIAL	1,879,632,600	0	0	0	1,879,632,600
INSTITUTO CONMEMORATIVO GORGAS DE EST. DE LA SALUD	4,303,990	186,700	0	0	4,490,690
AUTORIDAD DE PROTECCION AL CONSUMIDOR Y DEF. COMP	429,250	280,940	0	0	710,190
CONSEJO DE ADMINISTRACION DEL SIACAP	0	56,813	0	0	56,813
INSTITUTO PARA LA FORMACION Y APROVECHAMIENTO RH	367,004,166	1,699,788	0	0	368,703,954
SECRETARIA NACIONAL DE DISCAPACIDAD	1,836,000	230,823	0	0	2,066,823
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	425,000	22,339	0	0	447,339
INSTITUTO DE INVESTIGACIONES AGROPECUARIAS	7,325,235	106,779	0	0	7,432,014
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMA	1,571,483	94,810	0	0	1,666,293

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
DIRECCION GENERAL DE CONTRATACIONES PÚBLICAS	833,000	104,335	0	0	937,335
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚB	0	27,240	0	0	27,240
INSTITUTO NACIONAL DE CULTURA	31,264,053	366,844	0	0	31,630,897
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	2,636,200	0	0	0	2,636,200
SECRETARÍA NAC. DE CIENCIA Y TECN. E INNOVACIÓN	43,689,210	18,000	0	0	43,707,210
INSTITUTO NACIONAL DE LA MUJER	641,510	383,549	0	0	1,025,059
SECRETARÍA NAC. DE NIÑEZ ADOLESCENCIA Y FAMILIA	626,535	27,400	0	0	653,935
INSTITUTO PANAMEÑO DE DEPORTES	85,005,000	346,192	0	0	85,351,192
INADEH	30,885,700	0	0	0	30,885,700
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	1,447,900	457,700	0	0	1,905,600
AUTORIDAD DE PASAPORTES DE PANAMÁ	2,165,000	36,755	0	0	2,201,755
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	3,109,000	0	0	0	3,109,000
AUTORIDAD DE TURISMO DE PANAMÁ	109,808,730	237,500	0	0	110,046,230
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUB	21,443,813	3,990	0	0	21,447,803
REGISTRO PÚBLICO DE PANAMÁ	3,997,096	70,050	0	0	4,067,146
AUTORIDAD NAL. DE TRANSPARENCIA Y ACCESO INFOR	0	140,030	0	0	140,030
BENEMÉRITO CUERPO DE BOMBEROS DE LA REP. DE PANAMÁ	20,249,280	448,000	0	0	20,697,280
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	4,900,000	661,500	0	0	5,561,500
UNIVERSIDAD DE PANAMÁ	13,591,276	5,751,900	0	0	19,325,176
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	2,682,506	561,700	0	0	3,244,206
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	2,374,050	350,304	0	0	2,724,354
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	12,084,750	1,737,730	0	0	13,822,480
ZONA FRANCA DEL BARÚ	0	9,750	0	0	9,750

CAPÍTULO II
1.02 AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA

ARTÍCULO 44. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2018:

Ingresos Totales	10,956,527
Menos: Aumento de Reservas	
Ingresos Disponibles	10,956,527
Gastos	10,956,527

ARTÍCULO 45. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.02.0.0.0.0.00	AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	10,956,527
1.02.1.0.0.0.00	INGRESOS CORRIENTES	5,865,002
1.02.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	5,865,002
1.02.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	5,865,002
1.02.1.2.3.1.00	GOBIERNO CENTRAL	5,865,002
1.02.1.2.3.1.08	MINISTERIO DE COMERCIO E INDUSTRIAS	5,865,002
1.02.2.0.0.0.00	INGRESOS DE CAPITAL	5,091,525
1.02.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	5,091,525
1.02.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	5,091,525
1.02.2.3.2.1.00	GOBIERNO CENTRAL	5,091,525
1.02.2.3.2.1.08	TRANSFERENCIA DE CAPITAL MICI	5,091,525

ARTÍCULO 46. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,304,630
Fomento y Desarrollo	1,560,372
Total del Presupuesto de Funcionamiento	5,865,002
Inversión	
Garantías	1,700,000
Capacitación y Asistencia Técnica	2,412,525
Microcrédito	485,000
Capital Semilla	494,000
Total del Presupuesto de Inversión	5,091,525
TOTAL DEL PRESUPUESTO DE GASTOS	10,956,527

CAPÍTULO III
1.03 AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE

ARTÍCULO 47. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2018:

Ingresos Totales	167,733,161
Menos: Aumento de Reservas	
Ingresos Disponibles	167,733,161
Gastos	167,733,161

ARTÍCULO 48. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.03.0.0.0.0.00	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	167,733,161
1.03.1.0.0.0.00	INGRESOS CORRIENTES	167.733.161
1.03.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	167.733.161
1.03.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	115.681,600
1.03.1.2.3.1.00	GOBIERNO CENTRAL	113,181,600
1.03.1.2.3.1.17	MINISTERIO DE GOBIERNO	113,181,600
1.03.1.2.3.7.00	SECTOR PRIVADO	2,500,000
1.03.1.2.3.7.08	1% APORTE DE ASEGURADORAS	2,500,000
1.03.1.2.4.0.00	TASAS Y DERECHOS	14,258.261
1.03.1.2.4.1.00	DERECHOS	9.650.000
1.03.1.2.4.1.55	LICENCIA PARA CONDUCTOR	9,650,000
1.03.1.2.4.2.00	TASAS	4,608,261
1.03.1.2.4.2.09	REVISIÓN DE VEHÍCULOS	4,608.261
1.03.1.2.6.0.00	INGRESOS VARIOS	37,793,300
1.03.1.2.6.0.00	INGRESOS VARIOS	37.793,300
1.03.1.2.6.0.14	MULTAS DE TRÁNSITO	25,368,499
1.03.1.2.6.0.25	COLISIONES	1,553,000
1.03.1.2.6.0.99	OTROS INGRESOS VARIOS	10,871,801

ARTÍCULO 49. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	11,273,880
Desarrollo del Transporte y Operación	19,268,590
Tranferencias	5,139,405
Subsidios	21,481,914
Subsidios TMPSA	91,699,674
Total del Presupuesto de Funcionamiento	**148,863,463**
Inversión	
Fortalec. . Tránsito y Transp. Terrest.	18,869,698
Total del Presupuesto de Inversión	**18,869,698**
TOTAL DEL PRESUPUESTO DE GASTOS	**167,733,161**

CAPÍTULO IV
1.06 AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS

ARTÍCULO 50. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2018:

Ingresos Totales	25,000,000
Menos: Aumento de Reservas	
Ingresos Disponibles	25,000,000
Gastos	25,000,000

ARTÍCULO 51. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.06.0.0.0.0.00	AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	25,000,000
1.06.1.0.0.0.00	INGRESOS CORRIENTES	25,000,000
1.06.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	25,000,000
1.06.1.2.4.0.00	TASAS Y DERECHOS	24,850,000
1.06.1.2.4.2.00	TASAS	24,850,000
1.06.1.2.4.2.49	TASA DE REGULACIÓN DE LOS SERV.	23,450,000
1.06.1.2.4.2.68	TASA DE PORTABILIDAD NUMÉRICA	1,400,000
1.06.1.2.6.0.00	INGRESOS VARIOS	150,000
1.06.1.2.6.0.00	INGRESOS VARIOS	150,000
1.06.1.2.6.0.99	OTROS INGRESOS VARIOS	150,000

ARTÍCULO 52. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,842,490
Regulación de los Servicios Públicos	10,902,510
Total del Presupuesto de Funcionamiento	**21,745,000**
Inversión	
Admón. y Reg. de los Servicios Públicos	3,255,000
Total del Presupuesto de Inversión	**3,255,000**
TOTAL DEL PRESUPUESTO DE GASTOS	25,000,000

CAPÍTULO V
1.07 AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS

ARTÍCULO 53. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS para la vigencia fiscal de 2018:

Ingresos Totales	18,993,165
Menos: Aumento de Reservas	
Ingresos Disponibles	18,993,165
Gastos	18,993,165

ARTÍCULO 54. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.07.0.0.0.0.00	AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	18,993,165
1.07.1.0.0.0.00	INGRESOS CORRIENTES	10,033,149
1.07.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	10,033,149
1.07.1.2.1.0.00	RENTA DE ACTIVOS	675,000
1.07.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	675,000
1.07.1.2.1.3.10	IMPRESOS Y FORMULARIOS	675,000
1.07.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	7,236,510
1.07.1.2.3.1.00	GOBIERNO CENTRAL	7,236,510
1.07.1.2.3.1.14	MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	7,236,510
1.07.1.2.4.0.00	TASAS Y DERECHOS	2,026,639
1.07.1.2.4.2.00	TASAS	2,026,639
1.07.1.2.4.2.15	INSPECCIONES Y AVALÚOS	1,680,000
1.07.1.2.4.2.20	EXPEDICIÓN DE DOCUMENTOS	65,000
1.07.1.2.4.2.21	REFRENDO DE DOCUMENTOS	281,639
1.07.1.2.6.0.00	INGRESOS VARIOS	95,000
1.07.1.2.6.0.00	INGRESOS VARIOS	95,000
1.07.1.2.6.0.99	OTROS INGRESOS VARIOS	95,000
1.07.2.0.0.0.00	INGRESOS DE CAPITAL	8,960,016

1.07.2.1.0.0.00	RECURSOS DEL PATRIMONIO	8.960,016
1.07.2.1.1.0.00	VENTA DE ACTIVOS	8.960,016
1.07.2.1.1.1.00	VENTA DE BIENES INMUEBLES	8.960,016
1.07.2.1.1.1.01	TERRENOS	8.960,016

ARTÍCULO 55. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS para la vigencia fiscal 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4.817,806
Administración de Tierras	10,283,154
Total del Presupuesto de Funcionamiento	15,100,960
Inversión	
Programa Nal. de Titulación de Tierra	3,892,205
Total del Presupuesto de Inversión	3,892,205
TOTAL DEL PRESUPUESTO DE GASTOS	18,993,165

CAPÍTULO VI
1.09 AUTORIDAD NACIONAL DE ADUANAS

ARTÍCULO 56. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2018:

Ingresos Totales	42,467,895
Menos: Aumento de Reservas	
Ingresos Disponibles	42,467,895
Gastos	42,467,895

ARTÍCULO 57. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.09.0.0.0.0.00	AUTORIDAD NACIONAL DE ADUANAS	42,467,895
1.09.1.0.0.0.00	INGRESOS CORRIENTES	42,467,895
1.09.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	42,467,895
1.09.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	30,655,545
1.09.1.2.3.1.09	GOBIERNO CENTRAL	30,655,545
1.09.1.2.3.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	30,655,545
1.09.1.2.6.0.00	INGRESOS VARIOS	11,812,350
1.09.1.2.6.0.00	INGRESOS VARIOS	11,812,350
1.09.1.2.6.0.99	OTROS INGRESOS VARIOS	11,812,350

ARTÍCULO 58. Para la ejecución de los programas de funcionamiento e inversión se aprueba elpresupuesto de gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	27,083,690
Operaciones Aduaneras	9,364,205
Total del Presupuesto de Funcionamiento	36,447,895
Inversión	
Desarrollo del Sistema Aduanero	6.020,000
Total del Presupuesto de Inversión	6,020,000
TOTAL DEL PRESUPUESTO DE GASTOS	42,467,895

CAPÍTULO VII
1.10 CAJA DE SEGURO SOCIAL

ARTÍCULO 59. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2018:

Ingresos Totales	5,664,793,000
Menos: Aumento de Reservas	
Ingresos Disponibles	5,664,793,000
Gastos	5,664,793,000

ARTÍCULO 60. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.10.0.0.0.0.00	CAJA DE SEGURO SOCIAL	5,664,793,000
1.10.1.0.0.0.00	INGRESOS CORRIENTES	5,133,379,000
1.10.1.1.0.0.00	INGRESOS TRIBUTARIOS	4,095,863,000
1.10.1.1.1.0.00	IMPUESTOS DIRECTOS	4,095,863,000
1.10.1.1.1.3.00	CONTRIBUCIONES A LA SEGURIDAD SOCIAL	4,095,863,000
1.10.1.1.1.3.01	CUOTAS S.S. REGULAR Y ESPECIALES	3,805,933,000
1.10.1.1.1.3.02	PRIMAS DE SEGUROS-RIESGO PROFESIONALES	289,930,000
1.10.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	759,362,000
1.10.1.2.1.0.00	RENTA DE ACTIVOS	538,000
1.10.1.2.1.1.00	ARRENDAMIENTOS	170,000
1.10.1.2.1.1.04	DE VIVIENDAS	170,000
1.10.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	368,000
1.10.1.2.1.4.10	PRIMA DE SEGUROS	368,000
1.10.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	528,464,000
1.10.1.2.3.1.00	GOBIERNO CENTRAL	528,464,000
1.10.1.2.3.1.12	MINISTERIO DE SALUD	528,464,000
1.10.1.2.6.0.00	INGRESOS VARIOS	230,360,000
1.10.1.2.6.0.00	INGRESOS VARIOS	230,360,000
1.10.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	7,250,000
1.10.1.2.6.0.10	VIGENCIAS EXPIRADAS	157,970,000
1.10.1.2.6.0.24	PLANILLA-PRESTACIONES FONDOS COMPLEMENT.	42,017,000
1.10.1.2.6.0.99	OTROS INGRESOS VARIOS	23,123,000
1.10.1.3.0.0.00	OTROS INGRESOS CORRIENTES	278,154,000
1.10.1.3.1.0.00	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	2,782,000
1.10.1.3.1.0.00	INTERESES Y COMIS. GANADAS S/PRÉSTAMOS	2,782,000
1.10.1.3.1.0.14	A INTERMEDIARIOS FINANCIEROS	2,542,000
1.10.1.3.1.0.17	A SECTOR PRIVADO	240,000
1.10.1.3.2.0.00	INTERESES Y COMIS. GANADAS S/ VALORES	273,797,000
1.10.1.3.2.0.00	INTERESES Y COMISIONES GANADOS	273,797,000
1.10.1.3.2.0.14	INTERMEDIARIOS FINANCIEROS	25,508,000
1.10.1.3.2.0.21	POR GOBIERNO CENTRAL	248,289,000
1.10.1.3.3.0.00	CONTRIBUCIONES FONDO DE PENSIONES	1,575,000
1.10.1.3.3.0.00	CONTRIBUCIÓN FONDOS DE PENSIONES	1,575,000
1.10.1.3.3.0.01	CAJA DE SEGURO SOCIAL JUBILADOS	350,000
1.10.1.3.3.0.03	PLAN DE RETIRO ANTICIPADO AUTOFINANCIABLE	1,225,000
1.10.2.0.0.0.00	INGRESOS DE CAPITAL	531,414,000
1.10.2.1.0.0.00	RECURSOS DEL PATRIMONIO	306,900,000
1.10.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	8,830,000
1.10.2.1.3.4.00	INTERMEDIARIOS FINANCIEROS	1,260,000
1.10.2.1.3.4.30	BANCO HIPOTECARIO NACIONAL	1,260,000
1.10.2.1.3.7.00	SECTOR PRIVADO	7,570,000
1.10.2.1.3.7.03	PRÉSTAMOS HIPOTECARIOS	2,130,000
1.10.2.1.3.7.05	PRÉSTAMOS PERSONALES	5,440,000
1.10.2.1.4.0.00	RECUPERACIÓN DE COLOCACIONES	298,070,000
1.10.2.1.4.1.00	GOBIERNO CENTRAL	298,070,000
1.10.2.1.4.1.01	VALORES PÚBLICOS	298,070,000
1.10.2.6.0.0.00	USO DE RESERVA	224,514,000
1.10.2.6.0.0.00	RESERVA	224,514,000

Exhibit Index on Page 3

| 1.10.2.6.0.1.00 | USO DE RESERVA | 224,514,000 |
| 1.10.2.6.0.1.01 | RESERVA PARA INVERSIONES | 224,514,000 |

ARTÍCULO 61. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Plan de Retiro Anticipado	992,400
Administración	169,817,400
Enfermedad y Maternidad	1,496,458,600
Invalidez, Vejez y Muerte	1,794,739,000
Riesgos Profesionales	280,310,000
Fondo Complementario	42,017,000
SIACAP	476,000
Fideicomiso IRHE - INTEL	350,000
Total del Presupuesto de Funcionamiento	3,785,160,400
Inversión	
Remod. y Const. de Estaciones. de Salud	324,386,200
Adquisición de Maquinaria y Equipos	100,847,900
Inversiones Financieras	1,454,398,500
Total del Presupuesto de Inversión	1,879,632,600
TOTAL DEL PRESUPUESTO DE GASTOS	5,664,793,000

CAPÍTULO VIII
1.11 INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD

ARTÍCULO 62. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos del INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2018:

Ingresos Totales	16,512,590
Menos: Aumento de Reservas	
Ingresos Disponibles	16,512,590
Gastos	16,512,590

ARTÍCULO 63. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.11.0.0.0.0.00	INSTITUTO CONMEMORATIVO GORGAS DE EST. DE LA SALUD	16,512,590
1.11.1.0.0.0.00	INGRESOS CORRIENTES	12,208,600
1.11.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	12,208,600
1.11.1.2.1.0.00	RENTA DE ACTIVOS	400,800
1.11.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	400,800
1.11.1.2.1.4.21	SERVICIOS DE LABORATORIOS	400,800
1.11.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	11,807,800
1.11.1.2.3.1.00	GOBIERNO CENTRAL	11,807,800
1.11.1.2.3.1.12	MINISTERIO DE SALUD	11,807,800
1.11.2.0.0.0.00	INGRESOS DE CAPITAL	4,303,990
1.11.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	4,303,990
1.11.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	4,303,990
1.11.2.3.2.1.00	GOBIERNO CENTRAL	4,303,990
1.11.2.3.2.1.12	MINISTERIO DE SALUD	4,303,990

ARTÍCULO 64. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,538,627
Investigación en Salud Pública	7,669,973
Total del Presupuesto de Funcionamiento	12,208,600
Inversión	
Const. y Remodelac. de Instalaciones	2,153,490
Investigación	2,150,500
Total del Presupuesto de Inversión	4,303,990
TOTAL DEL PRESUPUESTO DE GASTOS	16,512,590

CAPÍTULO IX
1.12 CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES

ARTÍCULO 65. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos del CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES para la vigencia fiscal de 2018:

Ingresos Totales	200,000
Menos: Aumento de Reservas	
Ingresos Disponibles	200,000
Gastos	200,000

ARTÍCULO 66. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.12.0.0.0.0.00	CEN. NAC. DE ESTUDIOS EN TÉCNICAS DE IMÁGENES	200,000
1.12.1.0.0.0.00	INGRESOS CORRIENTES	200,000
1.12.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	200,000
1.12.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	200,000
1.12.1.2.3.1.00	GOBIERNO CENTRAL	200,000
1.12.1.2.3.1.12	MINISTERIO DE SALUD	200,000

ARTÍCULO 67. Para la ejecución de programa de funcionamiento se aprueba el presupuesto de gastos del CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Desarrollo Científico Imág. Moleculares	200,000
Total del Presupuesto de Funcionamiento	200,000
TOTAL DEL PRESUPUESTO DE GASTOS	200,000

CAPÍTULO X
1.14 AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA

ARTÍCULO 68 . Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2018:

Ingresos Totales	11,649,890
Menos: Aumento de Reservas	
Ingresos Disponibles	11,649,890
Gastos	11,649,890

ARTÍCULO 69. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.14.0.0.0.0.00	AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	11,649,890
1.14.1.0.0.0.00	INGRESOS CORRIENTES	11,220,640
1.14.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	11,220,640
1.14.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	11,220,640
1.14.1.2.3.1.00	GOBIERNO CENTRAL	11,220,640
1.14.1.2.3.1.08	MINISTERIO DE COMERCIO E INDUSTRIAS	11,220,640
1.14.2.0.0.0.00	INGRESOS DE CAPITAL	429,250
1.14.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	429,250
1.14.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	429,250
1.14.2.3.2.1.00	GOBIERNO CENTRAL	429,250
1.14.2.3.2.1.08	TRANSFERENCIA DE CAPITAL MICI.	429,250

ARTÍCULO 70 . Para la ejecución de programa de funcionamiento se aprueba el presupuesto de gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,575,185
Libre Competencia	993,060
Protección al Consumidor	2,652,395
Total del Presupuesto de Funcionamiento	11,220,640
Inversión	
Programa de Promoción de la Competencia	429,250
Total del Presupuesto de Inversión	429,250
TOTAL DEL PRESUPUESTO DE GASTOS	11,649,890

CAPÍTULO XI
1.15 CONSEJO DE ADMINISTRACIÓN DEL SIACAP

ARTÍCULO 71. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2018:

Ingresos Totales	1,684,000
Menos: Aumento de Reservas	
Ingresos Disponibles	1,684,000
Gastos	1,684,000



ARTÍCULO 72. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.15.0.0.0.0.00	CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,684,000
1.15.1.0.0.0.00	INGRESOS CORRIENTES	1,684,000
1.15.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	1,684,000
1.15.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	1,684,000
1.15.1.2.3.1.00	GOBIERNO CENTRAL	1,684,000
1.15.1.2.3.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	1,684,000

ARTÍCULO 73. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,684,000
Total del Presupuesto de Funcionamiento	1,684,000
TOTAL DEL PRESUPUESTO DE GASTOS	1,684,000

CAPÍTULO XII
1.20 INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS

ARTÍCULO 74. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2018:

Ingresos Totales	395,411,088
Menos: Aumento de Reservas	
Ingresos Disponibles	395,411,088
Gastos	395,411,088

ARTÍCULO 75. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.20.0.0.0.0.00	INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO RH	395,411,088
1.20.1.0.0.0.00	INGRESOS CORRIENTES	163,889,722
1.20.1.1.0.0.00	INGRESOS TRIBUTARIOS	151,534,400
1.20.1.1.1.0.00	IMPUESTOS DIRECTOS	151,534,400
1.20.1.1.1.4.00	SEGURO EDUCATIVO	151,534,400
1.20.1.1.1.4.99	OTROS SEGURO EDUCATIVO - INVERSIÓN	151,534,400
1.20.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	4,680,022
1.20.1.2.4.0.00	TASAS Y DERECHOS	2,760,022
1.20.1.2.4.2.00	TASAS	2,760,022
1.20.1.2.4.2.34	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	2,760,022
1.20.1.2.6.0.00	INGRESOS VARIOS	1,920,000
1.20.1.2.6.0.00	INGRESOS VARIOS	1,920,000
1.20.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	120,000
1.20.1.2.6.0.99	OTROS INGRESOS VARIOS	1,800,000
1.20.1.3.0.0.00	OTROS INGRESOS CORRIENTES	7,675,300
1.20.1.3.1.0.00	INTERESES Y COMIS. GANADAS S/PRÉSTAMOS	7,675,300
1.20.1.3.1.0.00	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	7,675,300
1.20.1.3.1.0.17	A SECTOR PRIVADO	7,675,300
1.20.2.0.0.0.00	INGRESOS DE CAPITAL	231,521,366
1.20.2.1.0.0.00	RECURSOS DEL PATRIMONIO	18,008,900
1.20.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	18,008,900
1.20.2.1.3.7.00	SECTOR PRIVADO	18,008,900

1.20.2.1.3.7.02	PRÉSTAMOS EDUCATIVOS - INVERSIÓN	18,008,900
1.20.2.2.0.0.00	OTROS INGRESOS DE CAPITAL	213,512,466
1.20.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	213,512,466
1.20.2.3.2.1.00	GOBIERNO CENTRAL	213,512,466
1.20.2.3.2.1.07	MINISTERIO DE EDUCACIÓN	213,512,466

ARTÍCULO 76. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	26,393,602
Asistencia y Crédito Educativo	1,508,920
Planificación de Recursos Humanos	504,400
Total del Presupuesto de Funcionamiento	**28,406,922**
Inversión	
Crédito Educativo	22,788,900
Becas de Asistencia Educ y Auxilio Econ	343,715,266
Convenio Hewlett Packard	500,000
Total del Presupuesto de Inversión	**367,004,166**
TOTAL DEL PRESUPUESTO DE GASTOS	395,411,088

CAPÍTULO XIII
1.21 SECRETARÍA NACIONAL DE DISCAPACIDAD

ARTÍCULO 77. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2018:

Ingresos Totales	9,025,000
Menos: Aumento de Reservas	
Ingresos Disponibles	9,025,000
Gastos	9,025,000

ARTÍCULO 78. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.21.0.0.0.0.00	SECRETARÍA NACIONAL DE DISCAPACIDAD	9,025,000
1.21.1.0.0.0.00	INGRESOS CORRIENTES	7,189,000
1.21.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	7,189,000
1.21.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	7,189,000
1.21.1.2.3.1.00	GOBIERNO CENTRAL	7,189,000
1.21.1.2.3.1.21	MINISTERIO DE DESARROLLO SOCIAL	7,189,000
1.21.2.0.0.0.00	INGRESOS DE CAPITAL	1,836,000
1.21.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	1,836,000
1.21.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	1,836,000
1.21.2.3.2.1.00	GOBIERNO CENTRAL	1,836,000
1.21.2.3.2.1.21	MINISTERIO DE DESARROLLO SOCIAL	1,836,000

ARTÍCULO 79. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,698,748
Equiparación de Oportunidades	3,490,252
Total del Presupuesto de Funcionamiento	7,189,000
Inversión	
Construcción, Mejoras, Equip. y Cap.	403,750
Equiparación de Oportunidades	1,432,250
Total del Presupuesto de Inversión	1,836,000
TOTAL DEL PRESUPUESTO DE GASTOS	9,025,000

CAPÍTULO XIV
1.24 AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS

ARTÍCULO 80. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2018:

Ingresos Totales	7,862,675
Menos: Aumento de Reservas	
Ingresos Disponibles	7,862,675
Gastos	7,862,675

ARTÍCULO 81. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.24.0.0.0.0.00	AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	7,862,675
1.24.1.0.0.0.00	INGRESOS CORRIENTES	7,437,675
1.24.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	7,437,675
1.24.1.2.1.0.00	RENTA DE ACTIVOS	2,788,600
1.24.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	2,788,600
1.24.1.2.1.4.20	SERVICIOS DE INSPECCIÓN DE ALIMENTOS	2,788,600
1.24.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	4,149,075
1.24.1.2.3.1.00	GOBIERNO CENTRAL	4,149,075
1.24.1.2.3.1.12	MINISTERIO DE SALUD	4,149,075
1.24.1.2.6.0.00	INGRESOS VARIOS	500,000
1.24.1.2.6.0.03	INGRESOS VARIOS	500,000
1.24.1.2.6.0.99	OTROS INGRESOS VARIOS	500,000
1.24.2.0.0.0.00	INGRESOS DE CAPITAL	425,000
1.24.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	425,000
1.24.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	425,000
1.24.2.3.2.1.00	GOBIERNO CENTRAL	425,000
1.24.2.3.2.1.12	MINISTERIO DE SALUD	425,000

ARTÍCULO 82. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,005,320
Protección y Seguridad Alimentaria	4,432,355
Total del Presupuesto de Funcionamiento	7,437,675
Inversión	

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Fortalecimiento Institucional	425,000
Total del Presupuesto de Inversión	425,000
TOTAL DEL PRESUPUESTO DE GASTOS	7,862,675

CAPÍTULO XV
1.25 INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ

ARTÍCULO 83. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ para la vigencia fiscal de 2018:

Ingresos Totales	18,742,760
Menos: Aumento de Reservas	
Ingresos Disponibles	18,742,760
Gastos	18,742,760

ARTÍCULO 84. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.25.0.0.0.0.00	INSTITUTO DE INVESTIGACIONES AGROPECUARIAS	18,742,760
1.25.1.0.0.0.00	INGRESOS CORRIENTES	11,417,525
1.25.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	11,417,525
1.25.1.2.1.0.00	RENTA DE ACTIVOS	600,000
1.25.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	600,000
1.25.1.2.1.3.01	PRODUCTOS AGRÍCOLAS	600,000
1.25.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	10,817,525
1.25.1.2.3.1.00	GOBIERNO CENTRAL	10,817,525
1.25.1.2.3.1.10	MINISTERIO DE DESARROLLO AGROPECUARIO	10,817,525
1.25.2.0.0.0.00	INGRESOS DE CAPITAL	7,325,235
1.25.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	7,325,235
1.25.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	7,325,235
1.25.2.3.2.1.00	GOBIERNO CENTRAL	7,045,235
1.25.2.3.2.1.10	MIN. DE DESARROLLO AGROPECUARIO	7,045,235
1.25.2.3.2.8.00	SECTOR EXTERNO	280,000
1.25.2.3.2.8.08	DONACIONES VARIAS	280,000

ARTÍCULO 85. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,006,576
Investigaciones Agropecuarias	7,410,949
Total del Presupuesto de Funcionamiento	**11,417,525**
Inversión	
Investigación e Innovación Agropecuaria	838,000
Apoyo Invest. e Innovación Agropecuaria	6,137,035
Crédito de Contingencia	350,200
Total del Presupuesto de Inversión	**7,325,235**
TOTAL DEL PRESUPUESTO DE GASTOS	**18,742,760**

CAPÍTULO XVI
1.26 AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ

ARTÍCULO 86. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2018:

Ingresos Totales	10,343,967
Menos: Aumento de Reservas	
Ingresos Disponibles	10,343,967
Gastos	10,343,967

ARTÍCULO 87. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.26.0.0.0.0.00	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	10,343,967
1.26.1.0.0.0.00	INGRESOS CORRIENTES	8,772,485
1.26.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	8,772,485
1.26.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	6,334,485
1.26.1.2.3.1.00	GOBIERNO CENTRAL	6,334,485
1.26.1.2.3.1.10	MINISTERIO DE DESARROLLO AGROPECUARIO	6,334,485
1.26.1.2.4.0.00	TASAS Y DERECHOS	1,729,000
1.26.1.2.4.1.00	DERECHOS	1,729,000
1.26.1.2.4.1.07	LICENCIAS PARA CAZA-PESCA Y OTRAS ACTIV.	1,729,000
1.26.1.2.6.0.00	INGRESOS VARIOS	709,000
1.26.1.2.6.0.00	INGRESOS VARIOS	709,000
1.26.1.2.6.0.99	OTROS INGRESOS VARIOS	709,000
1.26.2.0.0.0.00	INGRESOS DE CAPITAL	1,571,482
1.26.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	1,571,482
1.26.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	1,571,482
1.26.2.3.2.1.00	GOBIERNO CENTRAL	1,571,482
1.26.2.3.2.1.10	MIN. DE DESARROLLO AGROPECUARIO	1,571,482

ARTÍCULO 88. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Admón. de los Recursos Acuáticos	4,503,006
Desarr. y Conserv. Rec. Acuáticos	4,269,478
Total del Presupuesto de Funcionamiento	8,772,484
Inversión	
Invest. y Desar. Recursos Acuáticos	1,571,483
Total del Presupuesto de Inversión	1,571,483
TOTAL DEL PRESUPUESTO DE GASTOS	10,343,967

CAPÍTULO XVII
1.27 DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS

ARTÍCULO 89. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2018:

Ingresos Totales	4,285,070
Menos: Aumento de Reservas	
Ingresos Disponibles	4,285,070
Gastos	4,285,070

ARTÍCULO 90. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.27.0.0.0.0.00	DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	4,285,070
1.27.1.0.0.0.00	INGRESOS CORRIENTES	3,452,070
1.27.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	3,452,070
1.27.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	3,452,070
1.27.1.2.3.1.00	GOBIERNO CENTRAL	3,452,070
1.27.1.2.3.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	3,452,070
1.27.2.0.0.0.00	INGRESOS DE CAPITAL	833,000
1.27.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	833,000
1.27.2.3.3.0.00	TRANSFERENCIA DE CAPITAL	833,000
1.27.2.3.2.1.00	GOBIERNO CENTRAL	833,000
1.27.2.3.2.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	833,000

ARTÍCULO 91. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Admón. y Regulac. de las Contrataciones	2,042,380
Admón. y Desarrollo de la Compras Gub.	1,409,690
Total del Presupuesto de Funcionamiento	3,452,070
Inversión	
Modernización de los Serv. de Cont. Púb.	833,000
Total del Presupuesto de Inversión	833,000
TOTAL DEL PRESUPUESTO DE GASTOS	4,285,070

CAPÍTULO XVIII
1.28 TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS

ARTÍCULO 92. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos del TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2018:

Ingresos Totales	2,315,735
Menos: Aumento de Reservas	
Ingresos Disponibles	2,315,735
Gastos	2,315,735

ARTÍCULO 93. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.28.0.0.0.0.00	TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚB.	2,315,735
1.28.1.0.0.0.00	INGRESOS CORRIENTES	2,315,735
1.28.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	2,315,735
1.28.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	2,315,735
1.28.1.2.3.1.00	GOBIERNO CENTRAL	2,315,735
1.28.1.2.3.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	2,315,735

ARTÍCULO 94. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,293,355
Operaciones Jurisdiccionales	1,022,380
Total del Presupuesto de Funcionamiento	2,315,735
TOTAL DEL PRESUPUESTO DE GASTOS	2,315,735

CAPÍTULO XIX
1.30 INSTITUTO NACIONAL DE CULTURA

ARTÍCULO 95. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2018:

Ingresos Totales	55,231,940
Menos: Aumento de Reservas	
Ingresos Disponibles	55,231,940
Gastos	55,231,940

ARTÍCULO 96. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.30.0.0.0.0.00	INSTITUTO NACIONAL DE CULTURA	55,231,940
1.30.1.0.0.0.00	INGRESOS CORRIENTES	23,967,887
1.30.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	23,967,887
1.30.1.2.1.0.00	RENTA DE ACTIVOS	291,000
1.30.1.2.1.1.00	ARRENDAMIENTOS	126,600
1.30.1.2.1.1.01	EDIFICIOS Y LOCALES	126,600
1.30.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	6,000
1.30.1.2.1.3.10	IMPRESOS Y FORMULARIOS	6,000
1.30.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	158,400
1.30.1.2.1.4.99	OTROS SERVICIOS AUTOGESTIÓN	158,400
1.30.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	23,367,887
1.30.1.2.3.1.00	GOBIERNO CENTRAL	23,367,887
1.30.1.2.3.1.07	MINISTERIO DE EDUCACIÓN	23,367,887
1.30.1.2.4.0.00	TASAS Y DERECHOS	225,000
1.30.1.2.4.1.00	DERECHOS	225,000
1.30.1.2.4.1.24	MATRÍCULA Y LABORATORIO	225,000
1.30.1.2.6.0.00	INGRESOS VARIOS	84,000
1.30.1.2.6.0.00	INGRESOS VARIOS	84,000
1.30.1.2.6.0.99	OTROS INGRESOS VARIOS	84,000
1.30.2.0.0.0.00	INGRESOS DE CAPITAL	31,264,053
1.30.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	31,264,053
1.30.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	31,264,053
1.30.2.3.2.1.00	GOBIERNO CENTRAL	31,264,053
1.30.2.3.2.1.07	MINISTERIO DE EDUCACIÓN	31,264,053

ARTÍCULO 97. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	11,845,218
Patrimonio Histórico	1,547,327

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Extensión Cultural	4,372,109
Educación Artística	6,203,233
Total del Presupuesto de Funcionamiento	**23,967,887**
Inversión	
Mantenimiento y Restauraciones de Obras	31,264,053
Total del Presupuesto de Inversión	**31,264,053**
TOTAL DEL PRESUPUESTO DE GASTOS	**55,231,940**

CAPÍTULO XX
1.31 SISTEMA ESTATAL DE RADIO Y TELEVISIÓN

ARTÍCULO 98. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2018:

Ingresos Totales	16,062,800
Menos: Aumento de Reservas	
Ingresos Disponibles	16,062,800
Gastos	16,062,800

ARTÍCULO 99. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.31.0.0.0.0.00	SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	16,062,800
1.31.1.0.0.0.00	INGRESOS CORRIENTES	16,026,000
1.31.1.1.0.0.00	INGRESOS TRIBUTARIOS	15,676,000
1.31.1.1.1.0.00	IMPUESTOS DIRECTOS	15,676,000
1.31.1.1.1.4.00	SEGURO EDUCATIVO	15,676,000
1.31.1.1.1.4.98	OTROS SEGURO EDUCATIVO - FUNCIONAMIENTO	13,076,600
1.31.1.1.1.4.99	OTROS SEGURO EDUCATIVO - INVERSIÓN	2,599,400
1.31.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	350,000
1.31.1.2.6.0.00	INGRESOS VARIOS	350,000
1.31.1.2.6.0.00	INGRESOS VARIOS	350,000
1.31.1.2.6.0.98	OTROS SERVICIOS AUTOGESTIÓN	350,000
1.31.2.0.0.0.00	INGRESOS DE CAPITAL	36,800
1.31.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	36,800
1.31.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	36,800
1.31.2.3.2.1.00	GOBIERNO CENTRAL	36,800
1.31.2.3.2.1.07	MINISTERIO DE EDUCACIÓN	36,800

ARTÍCULO 100. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	350,000
Dirección y Administración General	6,405,135
Operaciones de Radio y Televisión	6,671,465
Total del Presupuesto de Funcionamiento	**13,426,600**
Inversión	
Modernización de Radio y Telev. Estatal	2,636,200
Total del Presupuesto de Inversión	**2,636,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**16,062,800**

CAPÍTULO XXI
1.32 SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN

ARTÍCULO 101. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2018:

Ingresos Totales	50,715,910
Menos: Aumento de Reservas	
Ingresos Disponibles	50,715,910
Gastos	50,715,910

ARTÍCULO 102. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.32.0.0.0.0.00	SECRETARÍA NAC. DE CIENCIA Y TECN. E INNOVACIÓN	50,715,910
1.32.1.0.0.0.00	INGRESOS CORRIENTES	7,026,700
1.32.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	7,026,700
1.32.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	7,026,700
1.32.1.2.3.1.00	GOBIERNO CENTRAL	7,026,700
1.32.1.2.3.1.03	PRESIDENCIA	7,026,700
1.32.2.0.0.0.00	INGRESOS DE CAPITAL	43,689,210
1.32.2.2.0.0.00	RECURSOS DEL CRÉDITO	9,625,050
1.32.2.2.2.0.00	CRÉDITO EXTERNO	9,625,050
1.32.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	9,625,050
1.32.2.2.2.1.32	BID PN-L1117-SENACYT	9,625,050
1.32.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	34,064,160
1.32.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	34,064,160
1.32.2.3.2.1.00	GOBIERNO CENTRAL	34,064,160
1.32.2.3.2.1.03	PRESIDENCIA DE LA REPÚBLICA	34,064,160

ARTÍCULO 103. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Des. de la Ciencia, Tecno. e Innovación	7,026,710
Total del Presupuesto de Funcionamiento	7,026,710
Inversión	
Ciencia y Tecnología	43,689,200
Total del Presupuesto de Inversión	43,689,200
TOTAL DEL PRESUPUESTO DE GASTOS	50,715,910

CAPÍTULO XXII
1.33 INSTITUTO NACIONAL DE LA MUJER

ARTÍCULO 104. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2018:

Ingresos Totales	6,641,510
Menos: Aumento de Reservas	
Ingresos Disponibles	6,641,510
Gastos	6,641,510

ARTÍCULO 105. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.33.0.0.0.0.00	INSTITUTO NACIONAL DE LA MUJER	6,641,510
1.33.1.0.0.0.00	INGRESOS CORRIENTES	6,000,000
1.33.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	6,000,000
1.33.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	6,000,000
1.33.1.2.3.1.00	GOBIERNO CENTRAL	6,000,000
1.33.1.2.3.1.21	MINISTERIO DE DESARROLLO SOCIAL	6,000,000
1.33.2.0.0.0.00	INGRESOS DE CAPITAL	641,510
1.33.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	641,510
1.33.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	641,510
1.33.2.3.2.1.00	GOBIERNO CENTRAL	641,510
1.33.2.3.2.1.21	MINISTERIO DE DESARROLLO SOCIAL	641,510

ARTÍCULO 106. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,405,839
Equidad e Igualdad de Género	594,161
Total del Presupuesto de Funcionamiento	6,000,000
Inversión	
Construcción y Equipamiento	301,140
Desarrollo de Oportunidad para Mujeres	340,370
Total del Presupuesto de Inversión	641,510
TOTAL DEL PRESUPUESTO DE GASTOS	6,641,510

CAPÍTULO XXIII
1.34 SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA

ARTÍCULO 107. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2018:

Ingresos Totales	6,957,635
Menos: Aumento de Reservas	
Ingresos Disponibles	6,957,635
Gastos	6,957,635

ARTÍCULO 108. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.34.0.0.0.0.00	SECRETARÍA NAC. DE NIÑEZ, ADOLESCENCIA Y FAMILIA	6,957,635
1.34.1.0.0.0.00	INGRESOS CORRIENTES	6,331,100
1.34.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	6,331,100
1.34.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	6,331,100
1.34.1.2.3.1.00	GOBIERNO CENTRAL	6,331,100
1.34.1.2.3.1.21	MINISTERIO DE DESARROLLO SOCIAL	6,331,100
1.34.2.0.0.0.00	INGRESOS DE CAPITAL	626,535
1.34.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	626,535
1.34.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	626,535
1.34.2.3.2.1.00	GOBIERNO CENTRAL	626,535
1.34.2.3.2.1.21	MINISTERIO DE DESARROLLO SOCIAL	626,535

ARTÍCULO 109. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,519,850
Prot. y Prom. Integral de Niñez y Adolec.	3,811,250
Total del Presupuesto de Funcionamiento	6,331,100
Inversión	
Sistema de Protección Integral de Niñez	499,800
Impl. Derechos Niñez, Adolesc. Familia	126,735
Total del Presupuesto de Inversión	626,535
TOTAL DEL PRESUPUESTO DE GASTOS	6,957,635

CAPÍTULO XXIV
1.35 INSTITUTO PANAMEÑO DE DEPORTES

ARTÍCULO 110. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2018:

Ingresos Totales	105,994,224
Menos: Aumento de Reservas	
Ingresos Disponibles	105,994,224
Gastos	105,994,224

ARTÍCULO 111. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.35.0.0.0.0.00	INSTITUTO PANAMEÑO DE DEPORTES	105,994,224
1.35.1.0.0.0.00	INGRESOS CORRIENTES	20,989,224
1.35.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	20,989,224
1.35.1.2.1.0.00	RENTA DE ACTIVOS	741,151
1.35.1.2.1.1.00	ARRENDAMIENTOS	741,151
1.35.1.2.1.1.01	EDIFICIOS Y LOCALES	741,151
1.35.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	20,154,197
1.35.1.2.3.1.00	GOBIERNO CENTRAL	20,154,197
1.35.1.2.3.1.07	MINISTERIO DE EDUCACIÓN	20,154,197
1.35.1.2.6.0.00	INGRESOS VARIOS	93,876
1.35.1.2.6.0.00	INGRESOS VARIOS	93,876
1.35.1.2.6.0.99	OTROS INGRESOS VARIOS	93,876
1.35.2.0.0.0.00	INGRESOS DE CAPITAL	85,005,000
1.35.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	85,005,000
1.35.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	85,005,000
1.35.2.3.2.1.00	GOBIERNO CENTRAL	85,005,000
1.35.2.3.2.1.07	MINISTERIO DE EDUCACIÓN	85,005,000

ARTÍCULO 112. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,995,166
Fomento y Promoción del Deporte	9,523,821
Diseño Const. y Mant. de Obras e Inst.	3,159,637

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Transferencias Varias	310,600
Total del Presupuesto de Funcionamiento	**20,989,224**
Inversión	
Construcciones y Mejoras	76,495,000
Desarrollo Social	8,510,000
Total del Presupuesto de Inversión	**85,005,000**
TOTAL DEL PRESUPUESTO DE GASTOS	105,994,224

CAPÍTULO XXV
1.37 INSTITUTO NAL.DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO

ARTÍCULO 113. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2018:

Ingresos Totales	48,490,400
Menos: Aumento de Reservas	
Ingresos Disponibles	48,490,400
Gastos	48,490,400

ARTÍCULO 114. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.37.0.0.0.0.00	INADEH	48,490,400
1.37.1.0.0.0.00	INGRESOS CORRIENTES	48,490,400
1.37.1.1.0.0.00	INGRESOS TRIBUTARIOS	48,334,300
1.37.1.1.1.0.00	IMPUESTOS DIRECTOS	48,334,300
1.37.1.1.1.4.00	SEGURO EDUCATIVO	48,334,300
1.37.1.1.1.4.99	OTROS SEGURO EDUCATIVO - INVERSIÓN	48,334,300
1.37.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	156,100
1.37.1.2.1.0.00	RENTA DE ACTIVOS	90,000
1.37.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	90,000
1.37.1.2.1.3.09	TALLERES ARTESANALES	90,000
1.37.1.2.6.0.00	INGRESOS VARIOS	66,100
1.37.1.2.6.0.00	INGRESOS VARIOS	66,100
1.37.1.2.6.0.99	OTROS INGRESOS VARIOS	66,100

ARTÍCULO 115. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	156,100
Dirección y Administración General	11,168,609
Formación de Recursos Humanos	6,279,991
Total del Presupuesto de Funcionamiento	**17,604,700**
Inversión	
Construcciones y Mejoras a Obras	2,648,000
Equipamiento de Centros y Subcentros	2,507,000
Granjas Sostenibles	760,000
Sistema de Formación Profesional - Dual	3,919,000
Formación y Capacitación Desarrollo H.	17,859,700
Fortalecimiento Institucional	3,192,000
Total del Presupuesto de Inversión	**30,885,700**

PROGRAMAS	ASIGNACIÓN EN BALBOAS
TOTAL DEL PRESUPUESTO DE GASTOS	48,490,400

CAPÍTULO XXVI
1.40 INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL

ARTÍCULO 116. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2018:

Ingresos Totales	52,674,800
Menos: Aumento de Reservas	
Ingresos Disponibles	52,674,800
Gastos	52,674,800

ARTÍCULO 117. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.40.0.0.0.0.00	INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	52,674,800
1.40.1.0.0.0.00	INGRESOS CORRIENTES	51,226,900
1.40.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	51,226,900
1.40.1.2.1.0.00	RENTA DE ACTIVOS	324,000
1.40.1.2.1.1.00	ARRENDAMIENTOS	3,500
1.40.1.2.1.1.99	OTROS ARRENDAMIENTOS N.E.O.C.	3,500
1.40.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	320,000
1.40.1.2.1.3.09	TALLERES ARTESANALES	310,000
1.40.1.2.1.3.99	VENTA DE BIENES N.E.O.C	10,000
1.40.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	500
1.40.1.2.1.4.07	LABORATORIOS Y CENTROS ESPECIALES	500
1.40.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	50,470,900
1.40.1.2.3.1.00	GOBIERNO CENTRAL	50,470,900
1.40.1.2.3.1.07	MINISTERIO DE EDUCACIÓN	50,470,900
1.40.1.2.4.0.00	TASAS Y DERECHOS	162,000
1.40.1.2.4.1.00	DERECHOS	37,000
1.40.1.2.4.1.33	SERVICIO DE GUARDERÍA	37,000
1.40.1.2.4.2.00	TASAS	125,000
1.40.1.2.4.2.34	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	125,000
1.40.1.2.6.0.00	INGRESOS VARIOS	270,000
1.40.1.2.6.0.00	INGRESOS VARIOS	270,000
1.40.1.2.6.0.99	OTROS INGRESOS VARIOS	270,000
1.40.2.0.0.0.00	INGRESOS DE CAPITAL	1,447,900
1.40.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	1,447,900
1.40.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	1,447,900
1.40.2.3.2.1.00	GOBIERNO CENTRAL	1,447,900
1.40.2.3.2.1.07	MINISTERIO DE EDUCACIÓN	1,447,900

ARTÍCULO 118. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,091,496
Servicios de Habilitación	39,278,174
Servicio de Apoyo	3,245,330
Producción y Capacitación Laboral	910,900
Transferencias Varias	701,000
Total del Presupuesto de Funcionamiento	51,226,900
Inversión	

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Construcciones y Reparaciones	881,800
Suministros y Equipamiento	566,100
Total del Presupuesto de Inversión	1,447,900
TOTAL DEL PRESUPUESTO DE GASTOS	52,674,800

CAPÍTULO XXVII
1.41 AUTORIDAD DE PASAPORTES DE PANAMÁ

ARTÍCULO 119. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE PASAPORTES DE PANAMÁ para la vigencia fiscal de 2018:

Ingresos Totales	5,488,515
Menos: Aumento de Reservas	
Ingresos Disponibles	5,488,515
Gastos	5,488,515

ARTÍCULO 120. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.41.0.0.0.0.00	AUTORIDAD DE PASAPORTES DE PANAMÁ	5,488,515
1.41.1.0.0.0.00	INGRESOS CORRIENTES	3,323,515
1.41.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	3,323,515
1.41.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	3,284,394
1.41.1.2.3.1.00	GOBIERNO CENTRAL	3,284,394
1.41.1.2.3.1.17	MINISTERIO DE GOBIERNO	3,284,394
1.41.1.2.6.0.00	INGRESOS VARIOS	39,121
1.41.1.2.6.0.00	INGRESOS VARIOS	39,121
1.41.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	16,530
1.41.1.2.6.0.99	OTROS INGRESOS VARIOS	22,591
1.41.2.0.0.0.00	INGRESOS DE CAPITAL	2,165,000
1.41.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	2,165,000
1.41.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	2,165,000
1.41.2.3.2.1.00	GOBIERNO CENTRAL	2,165,000
1.41.2.3.2.1.17	MINISTERIO DE GOBIERNO	2,165,000

ARTÍCULO 121. Para la ejecución de programas de funcionamiento se aprueba el presupuesto de gastos de la AUTORIDAD DE PASAPORTES DE PANAMÁ para vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,633,132
Expedición y Autorización de Pasaporte	690,383
Total del Presupuesto de Funcionamiento	3,323,515
Inversión	
Modernización y Actualización de Pasaporte	2,165,000
Total del Presupuesto de Inversión	2,165,000
TOTAL DEL PRESUPUESTO DE GASTOS	5,488,515

CAPÍTULO XXVIII
1.42 INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO

ARTÍCULO 122. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO para la vigencia fiscal de 2018:

Ingresos Totales	16,135,600
Menos: Aumento de Reservas	
Ingresos Disponibles	16,135,600
Gastos	16,135,600

ARTÍCULO 123. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.42.0.0.0.0.00	INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	16,135,600
1.42.1.0.0.0.00	INGRESOS CORRIENTES	16,135,600
1.42.1.1.0.0.00	INGRESOS TRIBUTARIOS	13,063,300
1.42.1.1.1.0.00	IMPUESTOS DIRECTOS	13,063,300
1.42.1.1.1.4.00	SEGURO EDUCATIVO	13,063,300
1.42.1.1.1.4.99	OTROS SEGURO EDUCATIVO - INVERSIÓN	13,063,300
1.42.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	3,072,300
1.42.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	3,000,000
1.42.1.2.3.7.00	SECTOR PRIVADO	3,000,000
1.42.1.2.3.7.01	5% APORTE DE LAS COOPERATIVAS	3,000,000
1.42.1.2.6.0.00	INGRESOS VARIOS	72,300
1.42.1.2.6.0.00	INGRESOS VARIOS	72,300
1.42.1.2.6.0.99	OTROS INGRESOS VARIOS	72,300

ARTÍCULO 124. Para la ejecución de programas de funcionamiento se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO AUTONÓMO COOPERATIVO para vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General S.E.	4,726,316
Promoción y Fortalecimiento	8,300,284
Total del Presupuesto de Funcionamiento	**13,026,600**
Inversión	
Reparación de Edificios	349,000
Equipamento	300,000
Construcción	2,460,000
Total del Presupuesto de Inversión	**3,109,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**16,135,600**

CAPÍTULO XXIX
1.45 AUTORIDAD DE TURISMO DE PANAMÁ

ARTÍCULO 125. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE TURISMO DE PANAMÁ para la vigencia fiscal de 2018:

Ingresos Totales	142,306,337
Menos: Aumento de Reservas	
Ingresos Disponibles	142,306,337
Gastos	142,306,337

ARTÍCULO 126. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.45.0.0.0.0.00	AUTORIDAD DE TURISMO DE PANAMA	142,306,337
1.45.1.0.0.0.00	INGRESOS CORRIENTES	63,321,222
1.45.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	63,321,222
1.45.1.2.1.0.00	RENTA DE ACTIVOS	3,211,222
1.45.1.2.1.1.00	ARRENDAMIENTOS	3,211,222
1.45.1.2.1.1.01	EDIFICIOS Y LOCALES	3,211,222
1.45.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	36,150,000
1.45.1.2.3.1.00	GOBIERNO CENTRAL	36,150,000
1.45.1.2.3.1.08	MINISTERIO DE COMERCIO E INDUSTRIAS	36,150,000
1.45.1.2.4.0.00	TASAS Y DERECHOS	23,300,000
1.45.1.2.4.2.00	TASAS	23,300,000
1.45.1.2.4.2.24	TASA DE SERVICIO AEROPORTUARIO (25%)	23,300,000
1.45.1.2.6.0.00	INGRESOS VARIOS	660,000
1.45.1.2.6.0.00	INGRESOS VARIOS	660,000
1.45.1.2.6.0.99	OTROS INGRESOS VARIOS	660,000
1.45.2.0.0.0.00	INGRESOS DE CAPITAL	78,985,115
1.45.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	78,985,115
1.45.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	78,985,115
1.45.2.3.2.1.00	GOBIERNO CENTRAL	78,985,115
1.45.2.3.2.1.08	TRANSFERENCIA DE CAPITAL MICI.	78,985,115

ARTÍCULO 127. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE TURISMO DE PANAMÁ para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,807,235
Fomento del Turismo	4,169,651
Transferencias Varias	20,520,721
Total del Presupuesto de Funcionamiento	32,497,607
Inversión	
Promoción Turística	104,288,220
Construcción de Infra. Turística	5,520,510
Total del Presupuesto de Inversión	109,808,730
TOTAL DEL PRESUPUESTO DE GASTOS	142,306,337

CAPÍTULO XXX
1.46 AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL

ARTÍCULO 128. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2018:

Ingresos Totales	27,166,054
Menos: Aumento de Reservas	
Ingresos Disponibles	27,166,054
Gastos	27,166,054

ARTÍCULO 129. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.46.0.0.0.0.00	AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUB.	25,566,054
1.46.1.0.0.0.00	INGRESOS CORRIENTES	5,515,904
1.46.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	5,515,904
1.46.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	5,188,304
1.46.1.2.3.1.00	GOBIERNO CENTRAL	5,188,304
1.46.1.2.3.1.03	PRESIDENCIA	5,188,304
1.46.1.2.6.0.00	INGRESOS VARIOS	327,600
1.46.1.2.6.0.00	INGRESOS VARIOS	327,600
1.46.1.2.6.0.99	OTROS INGRESOS VARIOS	327,600
1.46.2.0.0.0.00	INGRESOS DE CAPITAL	20,050,150
1.46.2.2.0.0.00	RECURSOS DEL CRÉDITO	8,843,500
1.46.2.2.2.0.00	CRÉDITO EXTERNO	8,843,500
1.46.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	8,843,500
1.46.2.2.2.1.35	BID 3683 OC-PN-AIG	8,843,500
1.46.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	11,206,650
1.46.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	11,206,650
1.46.2.3.2.1.00	GOBIERNO CENTRAL	11,206,650
1.46.2.3.2.1.03	PRESIDENCIA DE LA REPÚBLICA	11,206,650

ARTÍCULO 130. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,517,613
Modernización de la Gestión Pública	2,204,628
Total del Presupuesto de Funcionamiento	5,722,241
Inversión	
Mejoras, Instalación y Equipamento	21,443,813
Total del Presupuesto de Inversión	21,443,813
TOTAL DEL PRESUPUESTO DE GASTOS	27,166,054

CAPÍTULO XXXI
1.48 REGISTRO PÚBLICO DE PANAMÁ

ARTÍCULO 131. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2018

Ingresos Totales	73,300,000
Menos: Aumento de Reservas	
Ingresos Disponibles	73,300,000
Gastos	73,300,000

ARTÍCULO 132. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.48.0.0.0.0.00	REGISTRO PÚBLICO DE PANAMÁ	73,300,000
1.48.1.0.0.0.00	INGRESOS CORRIENTES	73,285,000
1.48.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	73,285,000
1.48.1.2.4.0.00	TASAS Y DERECHOS	70,767,000
1.48.1.2.4.1.00	DERECHOS	70,767,000
1.48.1.2.4.1.58	DERECHO DE REGISTRO	56,567,000
1.48.1.2.4.1.59	DERECHO DE CERTIFICACIÓN	9,200,000
1.48.1.2.4.1.60	DERECHO DE CALIFICACIÓN	5,000,000

1.48.1.2.6.0.00	INGRESOS VARIOS	2,518,000
1.48.1.2.6.0.00	INGRESOS VARIOS	2,518,000
1.48.1.2.6.0.99	OTROS INGRESOS VARIOS	2,518,000
1.48.2.0.0.0.00	INGRESOS DE CAPITAL	15,000
1.48.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	15,000
1.48.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	15,000
1.48.2.3.2.8.00	SECTOR EXTERNO	15,000
1.48.2.3.2.8.48	ADAI-REGISTRO PÚBLICO	15,000

ARTÍCULO 133. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,428,510
Operaciones de Registro Público	6,077,402
Archivos Nacionales	1,016,092
Transferencias Varias	54,780,900
Total del Presupuesto de Funcionamiento	69,302,904
Inversión	
Edificaciones	2,554,361
Equipo de Informática	1,360,044
Estudio, Restauración y Conservación	82,691
Total del Presupuesto de Inversión	3,997,096
TOTAL DEL PRESUPUESTO DE GASTOS	73,300,000

CAPÍTULO XXXII

ARTÍCULO 134. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN para la vigencia fiscal de 2018:

Ingresos Totales	2,756,110
Menos: Aumento de Reservas	
Ingresos Disponibles	2,756,110
Gastos	2,756,110

ARTÍCULO 135. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.50.0.0.0.0.00	AUTORIDAD. NAL. DE TRANSPARENCIA Y ACCESO INFOR.	2,756,110
1.50.1.0.0.0.00	INGRESOS CORRIENTES	2,756,110
1.50.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	2,756,110
1.50.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	2,756,110
1.50.1.2.3.1.00	GOBIERNO CENTRAL	2,756,110
1.50.1.2.3.1.03	PRESIDENCIA	2,756,110

ARTÍCULO 136. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,756,110

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Total del Presupuesto de Funcionamiento	2,756,110
TOTAL DEL PRESUPUESTO DE GASTOS	2,756,110

CAPÍTULO XXXIII
1.51 BENEMÉRITO CUERPO DE BOMBEROS DE LA REPÚBLICA DE PANAMÁ

ARTÍCULO 137. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BENEMÉRITO CUERPO DE BOMBEROS DE LA REPÚBLICA DE PANAMÁ para la vigencia fiscal de 2018:

Ingresos Totales	72,266,800
Menos: Aumento de Reservas	
Ingresos Disponibles	72,266,800
Gastos	72,266,800

ARTÍCULO 138. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.51.0.0.0.0.00	BENEMÉRITO CUERPO DE BOMBEROS DE LA REP. DE PANAMÁ	72,266,800
1.51.1.0.0.0.00	INGRESOS CORRIENTES	52,017,520
1.51.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	52,017,520
1.51.1.2.1.0.00	RENTA DE ACTIVOS	25,000
1.51.1.2.1.1.00	ARRENDAMIENTOS	25,000
1.51.1.2.1.1.02	DE LOTES Y TIERRAS	25,000
1.51.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	38,392,520
1.51.1.2.3.1.00	GOBIERNO CENTRAL	38,392,520
1.51.1.2.3.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	5,896,925
1.51.1.2.3.1.17	MINISTERIO DE GOBIERNO	32,495,595
1.51.1.2.4.0.00	TASAS Y DERECHOS	13,500,000
1.51.1.2.4.2.00	TASAS	13,500,000
1.51.1.2.4.2.81	TARIFA DE COBRO ZONAS REGIONALES Y PANAMÁ - BOMBER	13,500,000
1.51.1.2.6.0.00	INGRESOS VARIOS	100,000
1.51.1.2.6.0.00	INGRESOS VARIOS	100,000
1.51.1.2.6.0.99	OTROS INGRESOS VARIOS	100,000
1.51.2.0.0.0.00	INGRESOS DE CAPITAL	20,249,280
1.51.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	20,249,280
1.51.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	20,249,280
1.51.2.3.2.1.00	GOBIERNO CENTRAL	20,249,280
1.51.2.3.2.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	20,249,280

ARTÍCULO 139. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BENEMÉRITO CUERPO DE BOMBEROS DE LA REPÚBLICA DE PANAMÁ para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	26,427,720
Prevención, Protección y Salvamento	25,589,800
Total del Presupuesto de Funcionamiento	**52,017,520**
Inversión	
Fortalecimiento Institucional	15,965,600
Construcción y Rehabilitación	4,283,680
Total del Presupuesto de Inversión	**20,249,280**
TOTAL DEL PRESUPUESTO DE GASTOS	**72,266,800**

CAPÍTULO XXXIV
1.87 UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ

ARTÍCULO 140. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2018:

Ingresos Totales	60,317,900
Menos: Aumento de Reservas	
Ingresos Disponibles	60,317,900
Gastos	60,317,900

ARTÍCULO 141. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.87.0.0.0.0.00	UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	60,317,900
1.87.1.0.0.0.00	INGRESOS CORRIENTES	56,977,100
1.87.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	56,977,100
1.87.1.2.1.0.00	RENTA DE ACTIVOS	894,200
1.87.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	894,200
1.87.1.2.1.3.10	IMPRESOS Y FORMULARIOS	100,000
1.87.1.2.1.3.12	PRODUCTOS PROCESADOS	794,200
1.87.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	52,097,100
1.87.1.2.3.1.00	GOBIERNO CENTRAL	52,097,100
1.87.1.2.3.1.07	MINISTERIO DE EDUCACIÓN	52,097,100
1.87.1.2.4.0.00	TASAS Y DERECHOS	3,162,000
1.87.1.2.4.1.00	DERECHOS	3,022,800
1.87.1.2.4.1.23	BIENESTAR ESTUDIANTIL	43,800
1.87.1.2.4.1.24	MATRÍCULA Y LABORATORIO	615,900
1.87.1.2.4.1.98	OTROS SERVICIOS DE GESTIÓN INSTIT.	2,363,100
1.87.1.2.4.2.00	TASAS	139,200
1.87.1.2.4.2.23	EXPEDICIÓN DE CARNÉS	31,300
1.87.1.2.4.2.26	CERTIFICADOS Y DIPLOMAS	107,900
1.87.1.2.6.0.00	INGRESOS VARIOS	823,800
1.87.1.2.6.0.00	INGRESOS VARIOS	823,800
1.87.1.2.6.0.98	OTROS SERVICIOS AUTOGESTIÓN	758,800
1.87.1.2.6.0.99	OTROS INGRESOS VARIOS	65,000
1.87.2.0.0.0.00	INGRESOS DE CAPITAL	3,340,800
1.87.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	3,340,800
1.87.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	3,340,800
1.87.2.3.2.1.00	GOBIERNO CENTRAL	3,340,800
1.87.2.3.2.1.07	MINISTERIO DE EDUCACIÓN	3,340,800

ARTÍCULO 142. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	19,714,300
Educación Superior	35,252,600
Investigación	451,000
Total del Presupuesto de Funcionamiento	55,417,900
Inversión	
Construcción y Rehabilitación	1,149,500
Equipamiento	100,100
Investigación	3,650,400
Total del Presupuesto de Inversión	4,900,000
TOTAL DEL PRESUPUESTO DE GASTOS	60,317,900

CAPÍTULO XXXV
1.90 UNIVERSIDAD DE PANAMÁ

ARTÍCULO 143. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2018:

Ingresos Totales	252,828,870
Menos: Aumento de Reservas	
Ingresos Disponibles	252,828,870
Gastos	252,828,870

ARTÍCULO 144. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.90.0.0.0.0.00	UNIVERSIDAD DE PANAMÁ	254,228,870
1.90.1.0.0.0.00	INGRESOS CORRIENTES	240,637,600
1.90.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	240,637,600
1.90.1.2.1.0.00	RENTA DE ACTIVOS	6,381,900
1.90.1.2.1.1.00	ARRENDAMIENTOS	527,900
1.90.1.2.1.1.01	EDIFICIOS Y LOCALES	527,900
1.90.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	3,754,000
1.90.1.2.1.3.10	IMPRESOS Y FORMULARIOS	100
1.90.1.2.1.3.12	PRODUCTOS PROCESADOS	1,170,600
1.90.1.2.1.3.98	OTROS SERVICIOS AUTOGESTIÓN	2,583,300
1.90.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	2,100,000
1.90.1.2.1.4.99	OTROS SERVICIOS AUTOGESTIÓN	2,100,000
1.90.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	219,802,000
1.90.1.2.3.1.00	GOBIERNO CENTRAL	219,577,000
1.90.1.2.3.1.07	MINISTERIO DE EDUCACIÓN	219,577,000
1.90.1.2.3.2.00	INSTITUCIONES DESCENTRALIZADAS	225,000
1.90.1.2.3.2.06	AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	225,000
1.90.1.2.4.0.00	TASAS Y DERECHOS	11,797,600
1.90.1.2.4.1.00	DERECHOS	10,911,800
1.90.1.2.4.1.23	BIENESTAR ESTUDIANTIL	66,500
1.90.1.2.4.1.24	MATRÍCULA Y LABORATORIO	2,345,300
1.90.1.2.4.1.98	OTROS SERVICIOS DE GESTIÓN INSTIT.	8,500,000
1.90.1.2.4.2.00	TASAS	885,800
1.90.1.2.4.2.25	EXPEDICIÓN DE CARNÉS	61,500
1.90.1.2.4.2.26	CERTIFICADOS Y DIPLOMAS	714,000
1.90.1.2.4.2.28	REVÁLIDA DE TÍTULOS	110,300
1.90.1.2.6.0.00	INGRESOS VARIOS	2,656,100
1.90.1.2.6.0.00	INGRESOS VARIOS	2,656,100
1.90.1.2.6.0.98	OTROS SERVICIOS AUTOGESTIÓN	2,467,600
1.90.1.2.6.0.99	OTROS INGRESOS VARIOS	188,500
1.90.2.0.0.0.00	INGRESOS DE CAPITAL	13,591,270
1.90.2.1.0.0.00	RECURSOS DEL PATRIMONIO	10,000,000
1.90.2.1.1.0.00	VENTA DE ACTIVOS	10,000,000
1.90.2.1.1.1.00	VENTA DE BIENES INMUEBLES	10,000,000
1.90.2.1.1.1.01	TERRENOS	10,000,000
1.90.2.4.0.0.00	SALDO EN CAJA Y BANCO	3,591,270
1.90.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	3,591,270
1.90.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	3,591,270
1.90.2.4.2.0.01	SALDO DE CAPITAL	3,591,270

ARTÍCULO 145. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	61,768,900
Educación Superior	164,141,900
Investigación	10,286,700
Extensión Cultural	4,440,100
Total del Presupuesto de Funcionamiento	**240,637,600**
Inversión	
Construcciones y Equipamiento	13,421,270
Seguimiento a Proyectos de Inversión	170,000
Total del Presupuesto de Inversión	**13,591,270**
TOTAL DEL PRESUPUESTO DE GASTOS	254,228,870

CAPÍTULO XXXVI
1.91 UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ

ARTÍCULO 146. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2018:

Ingresos Totales	12,573,306
Menos: Aumento de Reservas	
Ingresos Disponibles	12,573,306
Gastos	12,573,306

ARTÍCULO 147. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.91.0.0.0.0.00	UNIVERSIDAD MARITIMA INTERNACIONAL DE PANAMA	12,573,306
1.91.1.0.0.0.00	INGRESOS CORRIENTES	9,890,800
1.91.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	9,890,800
1.91.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	7,390,800
1.91.1.2.3.1.00	GOBIERNO CENTRAL	4,290,800
1.91.1.2.3.1.07	MINISTERIO DE EDUCACIÓN	4,290,800
1.91.1.2.3.3.00	EMPRESAS PÚBLICAS	3,100,000
1.91.1.2.3.3.03	TRANSFERENCIA CORRIENTE-AMP	3,100,000
1.91.1.2.4.0.00	TASAS Y DERECHOS	2,300,000
1.91.1.2.4.1.00	DERECHOS	2,300,000
1.91.1.2.4.1.24	MATRÍCULA Y LABORATORIO	2,300,000
1.91.1.2.6.0.00	INGRESOS VARIOS	200,000
1.91.1.2.6.0.00	INGRESOS VARIOS	200,000
1.91.1.2.6.0.99	OTROS INGRESOS VARIOS	200,000
1.91.2.0.0.0.00	INGRESOS DE CAPITAL	2,682,506
1.91.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	2,682,506
1.91.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	2,682,506
1.91.2.3.2.1.00	GOBIERNO CENTRAL	2,682,506
1.91.2.3.2.1.07	MINISTERIO DE EDUCACIÓN	2,682,506

ARTÍCULO 148. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,745,672
Educación Superior	4,577,244
Investigación, Postgrado y Extensión	567,884

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Total del Presupuesto de Funcionamiento	9,890,800
Inversión	
Rehabilitación de Edificio	588,751
Instalación de Laboratorios-Simuladores	1,050,003
Equipamiento	827,001
Innovación Tecnológica	216,751
Total del Presupuesto de Inversión	2,682,506
TOTAL DEL PRESUPUESTO DE GASTOS	12,573,306

CAPÍTULO XXXVII
1.93 UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS

ARTÍCULO 149. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2018:

Ingresos Totales	26,537,050
Menos: Aumento de Reservas	
Ingresos Disponibles	26,537,050
Gastos	26,537,050

ARTÍCULO 150. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.93.0.0.0.0.00	UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	26,537,050
1.93.1.0.0.0.00	INGRESOS CORRIENTES	24,163,000
1.93.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	24,163,000
1.93.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	16,742,550
1.93.1.2.3.1.00	GOBIERNO CENTRAL	16,742,550
1.93.1.2.3.1.07	MINISTERIO DE EDUCACIÓN	16,742,550
1.93.1.2.4.0.00	TASAS Y DERECHOS	3,300,000
1.93.1.2.4.1.00	DERECHOS	3,300,000
1.93.1.2.4.1.24	MATRÍCULA Y LABORATORIO	3,300,000
1.93.1.2.6.0.00	INGRESOS VARIOS	4,120,450
1.93.1.2.6.0.00	INGRESOS VARIOS	4,120,450
1.93.1.2.6.0.98	OTROS SERVICIOS AUTOGESTIÓN	4,080,450
1.93.1.2.6.0.99	OTROS INGRESOS VARIOS	40,000
1.93.2.0.0.0.00	INGRESOS DE CAPITAL	2,374,050
1.93.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	2,374,050
1.93.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	2,374,050
1.93.2.3.2.1.00	GOBIERNO CENTRAL	2,374,050
1.93.2.3.2.1.07	MINISTERIO DE EDUCACIÓN	2,374,050

ARTÍCULO 151. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,623,117
Educación Superior	10,539,883
Total del Presupuesto de Funcionamiento	24,163,000
Inversión	
Remodelaciones	977,500
Construcciones	552,500
Equipam. de Labora. y Clínica Interdisc.	722,500
Investigación	121,550
Total del Presupuesto de Inversión	2,374,050

PROGRAMAS	ASIGNACIÓN EN BALBOAS
TOTAL DEL PRESUPUESTO DE GASTOS	26.537.050

CAPÍTULO XXXVIII
1.95 UNIVERSIDAD TECNOLÓGICA DE PANAMÁ

ARTÍCULO 152. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2018:

Ingresos Totales	105,679,831
Menos. Aumento de Reservas	
Ingresos Disponibles	105,679,831
Gastos	105,679,831

ARTÍCULO 153. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.95.0.0.0.0.00	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	105,679,831
1.95.1.0.0.0.00	INGRESOS CORRIENTES	93,595,081
1.95.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	93,595,081
1.95.1.2.1.0.00	RENTA DE ACTIVOS	7,396,867
1.95.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	7,396,867
1.95.1.2.1.4.07	LABORATORIOS Y CENTROS ESPECIALES	630,667
1.95.1.2.1.4.99	OTROS SERVICIOS AUTOGESTIÓN	6,766,200
1.95.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	79,106,114
1.95.1.2.3.1.00	GOBIERNO CENTRAL	79,106,114
1.95.1.2.3.1.07	MINISTERIO DE EDUCACIÓN	79,106,114
1.95.1.2.4.0.00	TASAS Y DERECHOS	6,490,000
1.95.1.2.4.1.00	DERECHOS	5,302,100
1.95.1.2.4.1.24	MATRÍCULA Y LABORATORIO	5,240,900
1.95.1.2.4.1.99	OTROS - BIBLIOTECA	61,200
1.95.1.2.4.2.00	TASAS	1,187,900
1.95.1.2.4.2.26	CERTIFICADOS Y DIPLOMAS	1,187,900
1.95.1.2.6.0.00	INGRESOS VARIOS	602,100
1.95.1.2.6.0.00	INGRESOS VARIOS	602,100
1.95.1.2.6.0.99	OTROS INGRESOS VARIOS	602,100
1.95.2.0.0.0.00	INGRESOS DE CAPITAL	12,084,750
1.95.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	12,084,750
1.95.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	12,084,750
1.95.2.3.2.1.00	GOBIERNO CENTRAL	12,084,750
1.95.2.3.2.1.07	MINISTERIO DE EDUCACIÓN	12,084,750

ARTÍCULO 154. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	28,900,515
Educación Superior Tecnológica	55,588,308
Investigación, Postgrado y Extensión	9,106,258
Total del Presupuesto de Funcionamiento	93,595,081
Inversión	
Construcciones Educativas	11,471,900
Mobiliario, Libro y Equipo Educacional	510,000
Investigación y Transf. de Tecnología	102,850
Total del Presupuesto de Inversión	12,084,750
TOTAL DEL PRESUPUESTO DE GASTOS	105,679,831

CAPÍTULO XXXIX
1.97 ZONA FRANCA DE BARÚ

ARTÍCULO 155. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2018:

Ingresos Totales	500,000
Menos: Aumento de Reservas	
Ingresos Disponibles	500,000
Gastos	500,000

ARTÍCULO 156. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.97.0.0.0.0.00	ZONA FRANCA DEL BARÚ	500,000
1.97.1.0.0.0.00	INGRESOS CORRIENTES	500,000
1.97.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	500,000
1.97.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	471,600
1.97.1.2.3.1.00	GOBIERNO CENTRAL	471,600
1.97.1.2.3.1.08	MINISTERIO DE COMERCIO E INDUSTRIAS	471,600
1.97.1.2.4.0.00	TASAS Y DERECHOS	28,400
1.97.1.2.4.2.00	TASAS	28,400
1.97.1.2.4.2.43	CLAVES DE OPERACIÓN	26,400
1.97.1.2.4.2.45	EXPEDICIÓN DE DOCUMENTO	2,000

ARTÍCULO 157. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	500,000
Total del Presupuesto de Funcionamiento	500,000
TOTAL DEL PRESUPUESTO DE GASTOS	500,000

TÍTULO IV
PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

ARTÍCULO 158. Se aprueban los presupuestos de las Empresas Públicas para la vigencia fiscal de 2018, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	1,674,735,571	1,401,294,344	3,076,029,915	1,323,912,192	1,752,117,723	3,076,029,915
AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	443,257,914	37,032,667	480,290,581	250,043,218	230,247,363	480,290,581
AUTORIDAD MARÍTIMA DE PANAMÁ	199,340,600	25,000,000	224,340,600	188,565,650	35,774,950	224,340,600
BINGOS NACIONALES	840,388	0	840,388	781,220	59,168	840,388
AUTORIDAD AERONÁUTICA CIVIL	66,032,964	0	66,032,964	43,152,304	22,880,660	66,032,964
INST. DE ACUEDUCTOS Y ALCANTARILLADOS	169,567,581	175,869,381	345,436,962	132,064,907	213,372,055	345,436,962
INSTITUTO DE MERCADEO AGROPECUARIO	61,705,295	30,740,000	92,445,295	7,342,200	85,103,095	92,445,295
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	3,374,500	1,000,000	4,374,500	3,363,000	1,011,500	4,374,500
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2,994,700	0	2,994,700	2,174,553	820,147	2,994,700
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	142,295,929	608,469,140	750,765,069	149,809,427	600,955,642	750,765,069
EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO	7,145,305	4,172,000	11,317,305	7,024,305	4,293,000	11,317,305
EMPRESA METRO DE PANAMÁ, S.A.	54,658,327	495,717,526	550,375,853	54,033,249	496,342,604	550,375,853
TRANSPORTE MASIVO DE PANAMÁ, S.A.	163,060,558	5,000,000	168,060,558	146,566,118	21,494,440	168,060,558
LOTERÍA NACIONAL DE BENEFICENCIA	239,757,400	0	239,757,400	235,036,100	4,721,300	239,757,400
ZONA LIBRE DE COLÓN	56,200,000	0	56,200,000	40,540,945	15,659,055	56,200,000
AGENCIA PANAMÁ-PACÍFICO	6,535,110	6,833,630	13,368,740	6,406,853	6,961,887	13,368,740
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	57,969,000	11,460,000	69,429,000	57,008,143	12,420,857	69,429,000

ARTÍCULO 159. Se aprueban los gastos corrientes de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2018, cuya composición se expresa a continuación en Balboas:

	GASTOS CORRIENTES					
INSTITUCIONES	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	733,986,840	189,121,284	285,249,761	3,100,000	112,454,307	1,323,912,192
AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	89,278,801	86,175,274	0	0	74,589,143	250,043,218
AUTORIDAD MARÍTIMA DE PANAMÁ	36,043,600	10,330,900	139,091,150	3,100,000	0	188,565,650
BINGOS NACIONALES	772,354	8,866	0	0	0	781,220
AUTORIDAD AERONÁUTICA CIVIL	35,292,853	1,351,800	6,447,551	0	60,100	43,152,304
INST. DE ACUEDUCTOS Y ALCANTARILLADOS	130,358,807	1,706,100	0	0	0	132,064,907
INSTITUTO DE MERCADEO AGROPECUARIO	7,189,900	152,300	0	0	0	7,342,200
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	3,086,000	277,000	0	0	0	3,363,000
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	1,747,553	427,000	0	0	0	2,174,553
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	43,424,452	75,199,211	0	0	31,185,764	149,809,427
EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO	6,949,305	75,000	0	0	0	7,024,305
EMPRESA METRO DE PANAMÁ, S.A.	53,390,549	642,700	0	0	0	54,033,249
TRANSPORTE MASIVO DE PANAMÁ, S.A.	144,187,018	2,052,800	0	0	324,300	146,564,118
LOTERÍA NACIONAL DE BENEFICENCIA	104,644,700	6,557,400	123,834,000	0	0	235,036,100
ZONA LIBRE DE COLÓN	16,343,404	2,385,481	15,877,060	0	5,935,000	40,540,945
AGENCIA PANAMÁ-PACÍFICO	5,378,699	1,028,154	0	0	0	6,406,853
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	55,896,845	751,298	0	0	360,000	57,008,143

ARTÍCULO 160. Se aprueban los gastos de capital de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2018, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	1,248,838,004	43,570,348	5,000,000	454,709,371	1,752,117,723
AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	205,712,766	4,534,597	0	20,000,000	230,247,363
AUTORIDAD MARÍTIMA DE PANAMÁ	35,264,040	510,910	0	0	35,774,950
BINGOS NACIONALES	0	39,168	0	0	39,168
AUTORIDAD AERONÁUTICA CIVIL	21,216,685	348,175	0	1,315,800	22,880,660
INST. DE ACUEDUCTOS Y ALCANTARILLADOS	180,002,000	33,370,055	0	0	213,372,055
INSTITUTO DE MERCADEO AGROPECUARIO	85,034,895	68,800	0	0	85,103,695
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	1,000,000	11,500	0	0	1,011,500
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	0	820,147	0	0	820,147
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	181,880,622	574,784	0	418,500,236	600,955,642
EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO	4,172,000	121,000	0	0	4,293,000
EMPRESA METRO DE PANAMÁ, S.A.	490,717,526	625,078	5,000,000	0	496,342,604
TRANSPORTE MASIVO DE PANAMÁ, S.A.	13,914,440	0	0	7,580,000	21,494,440
LOTERÍA NACIONAL DE BENEFICENCIA	3,889,000	832,300	0	0	4,721,300
ZONA LIBRE DE COLÓN	7,741,000	1,552,955	0	6,365,100	15,659,055
AGENCIA PANAMÁ-PACÍFICO	6,833,630	128,257	0	0	6,961,887
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	11,460,000	212,622	0	748,235	12,420,857

CAPÍTULO II
2.02 AEROPUERTO INTERNACIONAL TOCUMEN, S.A.

ARTÍCULO 161. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A.para la vigencia fiscal de 2018:

Ingresos Totales	480,290,581
Menos: Aumento de Reservas	
Ingresos Disponibles	480,290,581
Gastos	480,290,581

ARTÍCULO 162. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.02.0.0.0.0.00	AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	480,290,581
2.02.1.0.0.0.00	INGRESOS CORRIENTES	443,257,914
2.02.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	443,257,914
2.02.1.2.1.0.00	RENTA DE ACTIVOS	68,974,085
2.02.1.2.1.1.00	ARRENDAMIENTOS	15,341,932
2.02.1.2.1.1.01	EDIFICIOS Y LOCALES	15,341,932
2.02.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	15,600,350
2.02.1.2.1.3.04	VENTA DE ENERGÍA	4,356,127
2.02.1.2.1.3.07	AGUA	47,971
2.02.1.2.1.3.11	COMBUSTIBLE	11,196,252
2.02.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	38,031,803
2.02.1.2.1.4.03	SERVICIOS TELÉFONICOS Y CABLEGRÁFICOS	6,426
2.02.1.2.1.4.08	SERVICIO DE ATERRIZAJE	16,532,138
2.02.1.2.1.4.09	ESTACIONAMIENTO DE AVIONES	9,457,105
2.02.1.2.1.4.16	SERV.DE NAVE A TIERRA Y PUENTE	11,607,909
2.02.1.2.1.4.17	MOVILIZACIÓN DE CARGA (PROY. ARENERO)	428,225
2.02.1.2.4.0.00	TASAS Y DERECHOS	151,701,108
2.02.1.2.4.1.00	DERECHOS	137,360,274
2.02.1.2.4.1.17	USO DE AEROPUERTOS	77,548,720
2.02.1.2.4.1.34	ESTACIONAMIENTO PÚBLICO Y ESTAC	1,895,720
2.02.1.2.4.1.45	OTRAS CONCESIONES	57,915,834
2.02.1.2.4.2.00	TASAS	14,340,834
2.02.1.2.4.2.24	TASA DE SERVICIO AEROPORTUARIO	14,340,834
2.02.1.2.6.0.00	INGRESOS VARIOS	222,582,721
2.02.1.2.6.0.00	INGRESOS VARIOS	222,582,721
2.02.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	1,405,135
2.02.1.2.6.0.99	OTROS INGRESOS VARIOS	221,177,586
2.02.2.0.0.0.00	INGRESOS DE CAPITAL	37,032,667
2.02.2.2.0.0.00	RECURSOS DEL CRÉDITO	37,032,667
2.02.2.2.1.0.00	CRÉDITO INTERNO	37,032,667
2.02.2.2.1.1.00	BONOS	28,700,000
2.02.2.2.1.1.47	BONOS INTERNOS	28,700,000
2.02.2.2.1.4.00	PRÉSTAMOS	8,332,667
2.02.2.2.1.4.21	BNP-AITSA 2016	8,332,667

ARTÍCULO 163. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	216,647,070
Operaciones Aeroportuarias	57,930,745
Total del Presupuesto de Funcionamiento	**274,577,815**
Inversión	
Ampliación y Remodelación	200,707,766
Plan de Expansión	5,005,000
Total del Presupuesto de Inversión	**205,712,766**
TOTAL DEL PRESUPUESTO DE GASTOS	**480,290,581**

CAPÍTULO III
2.03 AUTORIDAD MARÍTIMA DE PANAMÁ

ARTÍCULO 164. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2018:

Ingresos Totales	224,340,600
Menos: Aumento de Reservas	
Ingresos Disponibles	224,340,600
Gastos	224,340,600

ARTÍCULO 165. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.03.0.0.0.0.00	AUTORIDAD MARÍTIMA DE PANAMÁ	224,340,600
2.03.1.0.0.0.00	INGRESOS CORRIENTES	199,340,600
2.03.1.1.0.0.00	INGRESOS TRIBUTARIOS	28,950,000
2.03.1.1.1.0.00	IMPUESTOS DIRECTOS	28,950,000
2.03.1.1.1.2.00	SOBRE LA PROPIEDAD Y PATRIMONIO	28,950,000
2.03.1.1.1.2.03	IMPUESTOS DE NAVES	28,950,000
2.03.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	170,390,600
2.03.1.2.1.0.00	RENTA DE ACTIVOS	11,700,000
2.03.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	11,700,000
2.03.1.2.1.4.16	SERV.DE NAVE A TIERRA Y PUENTE	8,494,300
2.03.1.2.1.4.17	MOVILIZACIÓN DE CARGA (PROY. ARENERO)	3,205,700
2.03.1.2.4.0.00	TASAS Y DERECHOS	151,095,100
2.03.1.2.4.1.00	DERECHOS	71,638,000
2.03.1.2.4.1.06	ABANDERAMIENTO DE NAVES	2,638,000
2.03.1.2.4.1.44	CONCESIONES EN ÁREAS PORTUARIAS	69,000,000
2.03.1.2.4.2.00	TASAS	79,457,100
2.03.1.2.4.2.07	FAROS Y BOYAS	6,750,000
2.03.1.2.4.2.08	RECAUDOS CONSULARES	18,000,000
2.03.1.2.4.2.13	DOCUMENTACIÓN DE NAVES	4,996,400
2.03.1.2.4.2.55	ARQUEO Y AVALÚO DE NAVES	45,100
2.03.1.2.4.2.56	INVESTIGACIÓN DE ACCIDENTES	4,239,900
2.03.1.2.4.2.57	CERTIFICACIÓN DE COMPETENCIA	32,807,700
2.03.1.2.4.2.58	3% DE NAVES ACCIDENTADAS	3,800,000
2.03.1.2.4.2.59	INSPECCIÓN DE NAVES	8,438,000
2.03.1.2.4.2.60	EXÁMENES A OFICIALES MARINOS	380,000
2.03.1.2.6.0.00	INGRESOS VARIOS	7,595,500
2.03.1.2.6.0.00	INGRESOS VARIOS	7,595,500
2.03.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	3,000,000
2.03.1.2.6.0.50	INGRESOS VARIOS NAVES	900,000
2.03.1.2.6.0.51	INGRESOS VARIOS CONSULARES	3,695,500
2.03.2.0.0.0.00	INGRESOS DE CAPITAL	25,000,000
2.03.2.2.0.0.00	RECURSOS DEL CRÉDITO	25,000,000
2.03.2.2.2.0.00	CRÉDITO EXTERNO	25,000,000
2.03.2.2.2.5.00	BONOS EXTERNOS	25,000,000
2.03.2.2.2.5.14	BONOS EXTERNOS AMP	25,000,000

ARTÍCULO 166. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	18,904,778
Servicios de la Act. Marítima	9,826,609
Servicios Portuarios	8,445,123

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Transferencias	151,900,050
Total del Presupuesto de Funcionamiento	**189,076,560**
Inversión	
Adquisición de Equipo y Consultorías	3,657,830
Puertos	31,606,210
Total del Presupuesto de Inversión	**35,264,040**
TOTAL DEL PRESUPUESTO DE GASTOS	224,340,600

CAPÍTULO IV
2.08 BINGOS NACIONALES

ARTÍCULO 167. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de los BINGOS NACIONALES para la vigencia fiscal de 2018:

Ingresos Totales	840,388
Menos: Aumento de Reservas	
Ingresos Disponibles	840,388
Gastos	840,388

ARTÍCULO 168. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de los BINGOS NACIONALES para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

2.08.0.0.0.0.00	BINGOS NACIONALES	840,388
2.08.1.0.0.0.00	INGRESOS CORRIENTES	840,388
2.08.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	840,388
2.08.1.2.1.0.00	RENTA DE ACTIVOS	580,088
2.08.1.2.1.1.00	ARRENDAMIENTOS	13,000
2.08.1.2.1.1.01	EDIFICIOS Y LOCALES	13,000
2.08.1.2.1.5.00	INGRESOS POR ESPEC. DE SUERTE	567,088
2.08.1.2.1.5.05	VENTA DE FORMULARIOS Y FICHAS	567,088
2.08.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	240,000
2.08.1.2.3.1.00	GOBIERNO CENTRAL	240,000
2.08.1.2.3.1.08	MINISTERIO DE COMERCIO E INDUSTRIAS	240,000
2.08.1.2.6.0.00	INGRESOS VARIOS	20,300
2.08.1.2.6.0.00	INGRESOS VARIOS	20,300
2.08.1.2.6.0.99	OTROS INGRESOS VARIOS	20,300

ARTÍCULO 169. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de los BINGOS NACIONALES para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	155,549
Administración de Bingos	684,839
Total del Presupuesto de Funcionamiento	**840,388**
TOTAL DEL PRESUPUESTO DE GASTOS	**840,388**

CAPÍTULO V
2.38 AUTORIDAD AERONÁUTICA CIVIL

ARTÍCULO 170. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2018:

Ingresos Totales	66,032,964
Menos Aumento de Reservas	
Ingresos Disponibles	66,032,964
Gastos	66,032,964

ARTÍCULO 171. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.38.0.0.0.0.00	AUTORIDAD AERONÁUTICA CIVIL	66,032,964
2.38.1.0.0.0.00	INGRESOS CORRIENTES	66,032,964
2.38.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	66,032,964
2.38.1.2.1.0.00	RENTA DE ACTIVOS	44,832,964
2.38.1.2.1.1.00	ARRENDAMIENTOS	1,500,000
2.38.1.2.1.1.01	EDIFICIOS Y LOCALES	1,500,000
2.38.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	90,000
2.38.1.2.1.3.11	COMBUSTIBLE	90,000
2.38.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	43,242,964
2.38.1.2.1.4.08	SERVICIO DE ATERRIZAJE	300,000
2.38.1.2.1.4.09	ESTACIONAMIENTO DE AVIONES	300,000
2.38.1.2.1.4.18	SER. DE PROTECCIÓN AL VUELO	42,642,964
2.38.1.2.4.0.00	TASAS Y DERECHOS	18,000,000
2.38.1.2.4.1.00	DERECHOS	3,000,000
2.38.1.2.4.1.17	USO DE AEROPUERTOS	1,500,000
2.38.1.2.4.1.24	MATRÍCULA Y LABORATORIO	1,500,000
2.38.1.2.4.2.00	TASAS	15,000,000
2.38.1.2.4.2.17	FEDIAN	15,000,000
2.38.1.2.6.0.00	INGRESOS VARIOS	3,200,000
2.38.1.2.6.0.00	INGRESOS VARIOS	3,200,000
2.38.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	200,000
2.38.1.2.6.0.16	VIGENCIAS EXPIRADAS	600,000
2.38.1.2.6.0.99	OTROS INGRESOS VARIOS	2,400,000

ARTÍCULO 172. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,652,657
Servicios Aeronauticos	13,580,718
Operación de Aeropuertos	6,610,853
Transferencias Varias	7,596,151
Operaciones Financieras	1,375,900
Total del Presupuesto de Funcionamiento	**44,816,279**
Inversión	
Adquisición y Rehabilitación de Equipo	8,674,100
Rehabil. y Mantenim. Aeroportuario	12,324,585
FORTALECIMIENTO INSTITUCIONAL	218,000
Total del Presupuesto de Inversión	**21,216,685**
TOTAL DEL PRESUPUESTO DE GASTOS	66,032,964

CAPÍTULO VI
2.66 INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES

ARTÍCULO 173. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2018:

Ingresos Totales	345,436,962
Menos: Aumento de Reservas	
Ingresos Disponibles	345,436,962
Gastos	345,436,962

ARTÍCULO 174. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.66.0.0.0.0.00	INST. DE ACUEDUCTOS Y ALCANTARILLADOS	345,436,962
2.66.1.0.0.0.00	INGRESOS CORRIENTES	169,567,581
2.66.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	169,567,581
2.66.1.2.1.0.00	RENTA DE ACTIVOS	98,512,720
2.66.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	98,512,720
2.66.1.2.1.3.07	AGUA	98,512,720
2.66.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	17,337,861
2.66.1.2.3.1.00	GOBIERNO CENTRAL	17,337,861
2.66.1.2.3.1.12	MINISTERIO DE SALUD	17,337,861
2.66.1.2.4.0.00	TASAS Y DERECHOS	23,600,000
2.66.1.2.4.1.00	DERECHOS	23,600,000
2.66.1.2.4.1.19	SERVICIO DE ALCANTARILLADO	23,600,000
2.66.1.2.5.0.00	CONTRIBUCIÓN DE MEJORAS	117,000
2.66.1.2.5.0.00	CONTRIBUCIONES DE MEJORAS	117,000
2.66.1.2.5.0.01	TASA DE VALORIZACIÓN	117,000
2.66.1.2.6.0.00	INGRESOS VARIOS	30,000,000
2.66.1.2.6.0.00	INGRESOS VARIOS	30,000,000
2.66.1.2.6.0.10	VIGENCIAS EXPIRADAS	13,500,000
2.66.1.2.6.0.99	OTROS INGRESOS VARIOS	16,500,000
2.66.2.0.0.0.00	INGRESOS DE CAPITAL	175,869,381
2.66.2.2.0.0.00	RECURSOS DEL CRÉDITO	55,000,000
2.66.2.2.2.0.00	CRÉDITO EXTERNO	55,000,000
2.66.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	55,000,000
2.66.2.2.2.1.26	BID 3002/OC/PN/IDAAN	20,000,000
2.66.2.2.2.1.27	CAF II PAYSAN-IDAAN	35,000,000
2.66.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	120,869,381
2.66.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	120,869,381
2.66.2.3.2.1.00	GOBIERNO CENTRAL	120,869,381
2.66.2.3.2.1.12	MINISTERIO DE SALUD	120,869,381

ARTÍCULO 175. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	25,908,476
Dotación de Agua y Alcant. Sanitario	104,283,266
Comercialización	6,237,783
Servicios Regionales	29,005,437
Total del Presupuesto de Funcionamiento	165,434,962
Inversión	
Desarrollo del Sistema de Agua	100,577,883
Desarrollo de Sist. Alcantarillado	74,715,700
Inversiones Complementarias	4,708,417
Total del Presupuesto de Inversión	180,002,000
TOTAL DEL PRESUPUESTO DE GASTOS	345,436,962

CAPÍTULO VII
2.70 INSTITUTO DE MERCADEO AGROPECUARIO

ARTÍCULO 176. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2018:

Ingresos Totales	92,445,295
Menos: Aumento de Reservas	
Ingresos Disponibles	92,445,295
Gastos	92,445,295

ARTÍCULO 177. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.70.0.0.0.0.00	INSTITUTO DE MERCADEO AGROPECUARIO	92,445,295
2.70.1.0.0.0.00	INGRESOS CORRIENTES	61,705,295
2.70.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	61,705,295
2.70.1.2.1.0.00	RENTA DE ACTIVOS	54,300,000
2.70.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	54,300,000
2.70.1.2.1.3.01	PRODUCTOS AGRÍCOLAS	54,300,000
2.70.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	7,232,000
2.70.1.2.3.1.00	GOBIERNO CENTRAL	7,232,000
2.70.1.2.3.1.10	MINISTERIO DE DESARROLLO AGROPECUARIO	7,232,000
2.70.1.2.6.0.00	INGRESOS VARIOS	173,295
2.70.1.2.6.0.00	INGRESOS VARIOS	173,295
2.70.1.2.6.0.99	OTROS INGRESOS VARIOS	173,295
2.70.2.0.0.0.00	INGRESOS DE CAPITAL	30,740,000
2.70.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	30,740,000
2.70.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	30,740,000
2.70.2.3.2.1.00	GOBIERNO CENTRAL	30,740,000
2.70.2.3.2.1.10	MIN. DE DESARROLLO AGROPECUARIO	30,740,000

ARTÍCULO 178. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,358,719
Apoyo a la Comercialización	4,052,281
Total del Presupuesto de Funcionamiento	7,411,000
Inversión	
Comercialización	81,059,295
Modernización Serv. Agropecuarios	3,975,000
Total del Presupuesto de Inversión	85,034,295
TOTAL DEL PRESUPUESTO DE GASTOS	92,445,295

CAPÍTULO VIII
2.73 EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.

ARTÍCULO 179. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2018:

Ingresos Totales	4,374,500
Menos: Aumento de Reservas	
Ingresos Disponibles	4,374,500
Gastos	4,374,500

ARTÍCULO 180. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.73.0.0.0.0.00	EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	4,374.500
2.73.1.0.0.0.00	INGRESOS CORRIENTES	3,374.500
2.73.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	3,374.500
2.73.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	3,374.500
2.73.1.2.3.1.00	GOBIERNO CENTRAL	3,374,500
2.73.1.2.3.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	3,374,500
2.73.2.0.0.0.00	INGRESOS DE CAPITAL	1,000,000
2.73.2.4.0.0.00	SALDO EN CAJA Y BANCO	1,000,000
2.73.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	1,000,000
2.73.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	1,000,000
2.73.2.4.2.0.01	SALDO DE CAPITAL	1,000,000

ARTÍCULO 181. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,274,500
Transferencias Varias	100,000
Total del Presupuesto de Funcionamiento	**3,374,500**
Inversión	
Construcción y Mantenimiento	1,000,000
Total del Presupuesto de Inversión	**1,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	4,374,500

CAPÍTULO IX
2.75 EMPRESA NACIONAL DE AUTOPISTAS, S.A.

ARTÍCULO 182. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA NACIONAL DE AUTOPISTAS, S.A. para la vigencia fiscal de 2018:

Ingresos Totales	2,994,700
Menos: Aumento de Reservas	
Ingresos Disponibles	2,994,700
Gastos	2,994,700

ARTÍCULO 183. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.75.0.0.0.0.00	EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2,994,700
2.75.1.0.0.0.00	INGRESOS CORRIENTES	2,994,700
2.75.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	2,994.700
2.75.1.2.6.0.00	INGRESOS VARIOS	2,994,700
2.75.1.2.6.0.00	INGRESOS VARIOS	2,994.700
2.75.1.2.6.0.99	OTROS INGRESOS VARIOS	2,994,700

ARTÍCULO 184. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA NACIONAL DE AUTOPISTAS, S.A. para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,994,700
Total del Presupuesto de Funcionamiento	2,994,700
TOTAL DEL PRESUPUESTO DE GASTOS	2,994,700

CAPÍTULO X
2.78 EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.

ARTÍCULO 185. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2018:

Ingresos Totales	750,765,069
Menos: Aumento de Reservas	
Ingresos Disponibles	750,765,069
Gastos	750,765,069

ARTÍCULO 186. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.78.0.0.0.0.00	EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	750,765,069
2.78.1.0.0.0.00	INGRESOS CORRIENTES	142,295,929
2.78.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	142,295,929
2.78.1.2.4.0.00	TASAS Y DERECHOS	141,095,929
2.78.1.2.4.2.00	TASAS	141,095,929
2.78.1.2.4.2.65	PEAJE POR TRANSMISIÓN DE ENERGÍA	141,095,929
2.78.1.2.6.0.00	INGRESOS VARIOS	1,200,000
2.78.1.2.6.0.00	INGRESOS VARIOS	1,200,000
2.78.1.2.6.0.99	OTROS INGRESOS VARIOS	1,200,000
2.78.2.0.0.0.00	INGRESOS DE CAPITAL	608,469,140
2.78.2.2.0.0.00	RECURSOS DEL CRÉDITO	604,469,140
2.78.2.2.1.0.00	CRÉDITO INTERNO	50,880,000
2.78.2.2.1.4.00	PRÉSTAMOS	50,880,000
2.78.2.2.1.4.15	CAJA DE AHORROS	880,000
2.78.2.2.1.4.18	LÍNEA DE CRÉDITO BNP - ETESA	50,000,000
2.78.2.2.2.0.00	CRÉDITO EXTERNO	553,589,140
2.78.2.2.2.5.00	BONOS EXTERNOS	553,589,140
2.78.2.2.2.5.20	BONOS EXTERNOS ETESA	553,589,140
2.78.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	4,000,000
2.78.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	4,000,000
2.78.2.3.2.1.00	GOBIERNO CENTRAL	4,000,000
2.78.2.3.2.1.16	MEF	4,000,000

ARTÍCULO 187. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	480,567,018
Operación Integrada	88,317,429
Total del Presupuesto de Funcionamiento	568,884,447
Inversión	
Transmisión	170,871,361
Fortalec. de Otras Inv. de Etesa	11,009,261
Total del Presupuesto de Inversión	181,880,622

PROGRAMAS	ASIGNACIÓN EN BALBOAS
TOTAL DEL PRESUPUESTO DE GASTOS	750,765,069

CAPÍTULO XI
2.79 EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO

ARTÍCULO 188. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO para la vigencia fiscal de 2018:

Ingresos Totales	11,317,305
Menos: Aumento de Reservas	
Ingresos Disponibles	11,317,305
Gastos	11,317,305

ARTÍCULO 189. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.79.0.0.0.0.00	EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO	11,317,305
2.79.1.0.0.0.00	INGRESOS CORRIENTES	7,145,305
2.79.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	7,145,305
2.79.1.2.1.0.00	RENTA DE ACTIVOS	667,900
2.79.1.2.1.1.00	ARRENDAMIENTOS	667,900
2.79.1.2.1.1.01	EDIFICIOS Y LOCALES	667,900
2.79.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	6,477,405
2.79.1.2.3.1.00	GOBIERNO CENTRAL	6,477,405
2.79.1.2.3.1.10	MINISTERIO DE DESARROLLO AGROPECUARIO	6,477,405
2.79.2.0.0.0.00	INGRESOS DE CAPITAL	4,172,000
2.79.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	4,172,000
2.79.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	4,172,000
2.79.2.3.2.1.00	GOBIERNO CENTRAL	4,172,000
2.79.2.3.2.1.10	MIN. DE DESARROLLO AGROPECUARIO	4,172,000

ARTÍCULO 190. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,091,605
Operación de la Cadena de Frío	4,053,700
Total del Presupuesto de Funcionamiento	7,145,305
Inversión	
Mejoras de Instalaciones y Equipamiento	4,172,000
Total del Presupuesto de Inversión	4,172,000
TOTAL DEL PRESUPUESTO DE GASTOS	11,317,305

CAPÍTULO XII
2.80 EMPRESA METRO DE PANAMÁ, S.A.

ARTÍCULO 191. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA METRO DE PANAMÁ, S.A. para la vigencia fiscal de 2018:

Ingresos Totales	550,375,853
Menos: Aumento de Reservas	
Ingresos Disponibles	550,375,853

Gastos	550,375,853

ARTÍCULO 192. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.80.0.0.0.0.00	EMPRESA METRO DE PANAMÁ, S. A.	550,375,853
2.80.1.0.0.0.00	INGRESOS CORRIENTES	54,658,327
2.80.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	54,658,327
2.80.1.2.1.0.00	RENTA DE ACTIVOS	39,691,661
2.80.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	39,691,661
2.80.1.2.1.4.19	TRANSPORTE METRO DE PANAMÁ	39,691,661
2.80.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	12,461,666
2.80.1.2.3.1.00	GOBIERNO CENTRAL	12,461,666
2.80.1.2.3.1.09	MINISTERIO DE OBRAS PÚBLICAS	12,461,666
2.80.1.2.6.0.00	INGRESOS VARIOS	2,505,000
2.80.1.2.6.0.00	INGRESOS VARIOS	2,505,000
2.80.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	5,000
2.80.1.2.6.0.99	OTROS INGRESOS VARIOS	2,500,000
2.80.2.0.0.0.00	INGRESOS DE CAPITAL	495,717,526
2.80.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	495,717,526
2.80.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	495,717,526
2.80.2.3.2.1.00	GOBIERNO CENTRAL	495,717,526
2.80.2.3.2.1.09	MINISTERIO DE OBRAS PÚBLICAS	495,717,526

ARTÍCULO 193. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA METRO DE PANAMÁ, S.A. para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración Central	54,658,327
Total del Presupuesto de Funcionamiento	**54,658,327**
Inversión	
Explotación, Expansión y Equipamiento	490,717,526
Transferencias de Capital	5,000,000
Total del Presupuesto de Inversión	**495,717,526**
TOTAL DEL PRESUPUESTO DE GASTOS	**550,375,853**

CAPÍTULO XIII
2.81 TRANSPORTE MASIVO DE PANAMÁ, S.A.

ARTÍCULO 194. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de TRANSPORTE MASIVO DE PANAMÁ, S.A. para la vigencia fiscal de 2018:

Ingresos Totales	168,060,558
Menos: Aumento de Reservas	
Ingresos Disponibles	168,060,558
Gastos	168,060,558

ARTÍCULO 195. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.81.0.0.0.0.00	TRANSPORTE MASIVO DE PANAMÁ, S.A.	168,060,558
2.81.1.0.0.0.00	INGRESOS CORRIENTES	163,060,558
2.81.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	163,060,558

2.81.1.2.1.0.00	RENTA DE ACTIVOS	69,942,800
2.81.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	69,942,800
2.81.1.2.1.4.22	TRANSPORTE MASIVO DE PANAMÁ	69,942,800
2.81.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	91,699,674
2.81.1.2.3.2.00	INSTITUCIONES DESCENTRALIZADAS	91,699,674
2.81.1.2.3.2.03	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	91,699,674
2.81.1.2.6.0.00	INGRESOS VARIOS	1,418,084
2.81.1.2.6.0.00	INGRESOS VARIOS	1,418,084
2.81.1.2.6.0.99	OTROS INGRESOS VARIOS	1,418,084
2.81.2.0.0.0.00	INGRESOS DE CAPITAL	5,000,000
2.81.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	5,000,000
2.81.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	5,000,000
2.81.2.3.2.3.00	EMPRESAS PÚBLICAS	5,000,000
2.81.2.3.2.3.80	METRO DE PANAMÁ S.A.	5,000,000

ARTÍCULO 196. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la TRANSPORTE MASIVO DE PANAMÁ, S.A. para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,784,314
Operación	140,361,804
Total del Presupuesto de Funcionamiento	154,146,118
Inversión	
Mejor.del Transp Publ.en la ciudad de Pmá y San M.	8,914,440
Desarrollo del Ente Operador del Metro Bus	5,000,000
Total del Presupuesto de Inversión	13,914,440
TOTAL DEL PRESUPUESTO DE GASTOS	168,060,558

CAPÍTULO XIV
2.82 LOTERÍA NACIONAL DE BENEFICENCIA

ARTÍCULO 197. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2018:

Ingresos Totales	239,757,400
Menos: Aumento de Reservas	
Ingresos Disponibles	239,757,400
Gastos	239,757,400

ARTÍCULO 198. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.82.0.0.0.0.00	LOTERÍA NACIONAL DE BENEFICENCIA	239,757,400
2.82.1.0.0.0.00	INGRESOS CORRIENTES	239,757,400
2.82.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	239,757,400
2.82.1.2.1.0.00	RENTA DE ACTIVOS	236,407,400
2.82.1.2.1.5.00	INGRESOS POR ESPEC. DE SUERTE	236,407,400
2.82.1.2.1.5.01	EMISIONES DE BILLETES DE LOTERÍA	206,422,700
2.82.1.2.1.5.04	PREMIOS DEVUELTOS Y CADUCADOS	29,984,700
2.82.1.2.6.0.00	INGRESOS VARIOS	3,350,000
2.82.1.2.6.0.00	INGRESOS VARIOS	3,350,000
2.82.1.2.6.0.99	OTROS INGRESOS VARIOS	3,350,000

ARTÍCULO 199. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	19,296,802
Administración de Billetes	86,637,198
Transferencias	129,934,400
Total del Presupuesto de Funcionamiento	235,868,400
Inversión	
Infraestructura	3,379,975
Equipamiento	509,025
Total del Presupuesto de Inversión	3,889,000
TOTAL DEL PRESUPUESTO DE GASTOS	239,757,400

CAPÍTULO XV
2.96 ZONA LIBRE DE COLÓN

ARTÍCULO 200. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2018:

Ingresos Totales	56,200,000
Menos: Aumento de Reservas	
Ingresos Disponibles	56,200,000
Gastos	56,200,000

ARTÍCULO 201. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.96.0.0.0.0.00	ZONA LIBRE DE COLON	56,200,000
2.96.1.0.0.0.00	INGRESOS CORRIENTES	56,200,000
2.96.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	56,170,000
2.96.1.2.1.0.00	RENTA DE ACTIVOS	42,658,000
2.96.1.2.1.1.00	ARRENDAMIENTOS	29,292,000
2.96.1.2.1.1.01	EDIFICIOS Y LOCALES	1,692,000
2.96.1.2.1.1.02	DE LOTES Y TIERRAS	27,600,000
2.96.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	9,570,000
2.96.1.2.1.3.10	IMPRESOS Y FORMULARIOS	9,570,000
2.96.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	3,796,000
2.96.1.2.1.4.02	ASEO Y RECOLECCIÓN DE BASURA	1,000,000
2.96.1.2.1.4.06	SERVICIO DE ALMACENAJE	2,796,000
2.96.1.2.4.0.00	TASAS Y DERECHOS	13,224,000
2.96.1.2.4.2.00	TASAS	13,224,000
2.96.1.2.4.2.21	REFRENDO DE DOCUMENTOS	396,000
2.96.1.2.4.2.23	EXPEDICIÓN DE CARNÉS	576,000
2.96.1.2.4.2.45	EXPEDICIÓN DE DOCUMENTO	2,820,000
2.96.1.2.4.2.51	TASA DE SEGURIDAD Y VIGILANCIA	3,432,000
2.96.1.2.4.2.99	OTRAS TASAS	6,000,000
2.96.1.2.6.0.00	INGRESOS VARIOS	288,000
2.96.1.2.6.0.00	INGRESOS VARIOS	288,000
2.96.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	264,000
2.96.1.2.6.0.99	OTROS INGRESOS VARIOS	24,000
2.96.1.3.0.0.00	OTROS INGRESOS CORRIENTES	30,000
2.96.1.3.2.0.00	INTERESES Y COMIS. GANADAS S/ VALORES	30,000
2.96.1.3.2.0.00	INTERESES Y COMISIONES GANADOS	30,000
2.96.1.3.2.0.21	POR GOBIERNO CENTRAL	30,000

ARTÍCULO 202. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13.080.725
Comercialización y Desarrollo	4.843.115
Transferencias Varias	18.035.060
Operaciones Financieras	12.500.100
Total del Presupuesto de Funcionamiento	48,459,000
Inversión	
Inversiones Estratégicas de Zona Libre	7.741.000
Total del Presupuesto de Inversión	7,741,000
TOTAL DEL PRESUPUESTO DE GASTOS	56,200,000

CAPÍTULO XVI
2.97 AGENCIA PANAMÁ - PACÍFICO

ARTÍCULO 203. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AGENCIA PANAMÁ - PACÍFICO para la vigencia fiscal de 2018:

Ingresos Totales	13.368.740
Menos: Aumento de Reservas	
Ingresos Disponibles	13.368.740
Gastos	13.368.740

ARTÍCULO 204. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.97.0.0.0.0.00	AGENCIA PANAMÁ-PACÍFICO	13.368.740
2.97.1.0.0.0.00	INGRESOS CORRIENTES	6,535.110
2.97.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	6,535.110
2.97.1.2.1.0.00	RENTA DE ACTIVOS	3.892.000
2.97.1.2.1.1.00	ARRENDAMIENTOS	3.892.000
2.97.1.2.1.1.01	EDIFICIOS Y LOCALES	3.700.000
2.97.1.2.1.1.02	DE LOTES Y TIERRAS	192.000
2.97.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	943.110
2.97.1.2.3.1.00	GOBIERNO CENTRAL	943.110
2.97.1.2.3.1.08	MINISTERIO DE COMERCIO E INDUSTRIAS	943.110
2.97.1.2.6.0.00	INGRESOS VARIOS	1.700.000
2.97.1.2.6.0.00	INGRESOS VARIOS	1.700.000
2.97.1.2.6.0.99	OTROS INGRESOS VARIOS	1.700.000
2.97.2.0.0.0.00	INGRESOS DE CAPITAL	6,833.630
2.97.2.1.0.0.00	RECURSOS DEL PATRIMONIO	5.181.400
2.97.2.1.1.0.00	VENTA DE ACTIVOS	5.181.400
2.97.2.1.1.1.00	VENTA DE BIENES INMUEBLES	5.181.400
2.97.2.1.1.1.01	TERRENOS	5.181.400
2.97.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	1.652.230
2.97.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	1.652.230
2.97.2.3.2.1.00	GOBIERNO CENTRAL	1.652.230
2.97.2.3.2.1.08	TRANSFERENCIA CAPITAL MICI	1.652.230

ARTÍCULO 205. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AGENCIA PANAMÁ - PACÍFICO para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,559,786
Desarrollo del Área Panamá - Pacífico	2,975,324
Total del Presupuesto de Funcionamiento	6,535,110
Inversión	
Desarrollo de Infraestructura	6,833,630
Total del Presupuesto de Inversión	6,833,630
TOTAL DEL PRESUPUESTO DE GASTOS	13,368,740

CAPÍTULO XVII
2.98 AUTORIDAD DE ASEO URBANO Y DOMICILIARIO

ARTÍCULO 206. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE ASEO URBANO Y DOMICILIARIO para la vigencia fiscal de 2018:

Ingresos Totales	69,429,000
Menos: Aumento de Reservas	
Ingresos Disponibles	69,429,000
Gastos	69,429,000

ARTÍCULO 207. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.98.0.0.0.0.00	AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	69,429,000
2.98.1.0.0.0.00	INGRESOS CORRIENTES	57,969,000
2.98.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	57,969,000
2.98.1.2.1.0.00	RENTA DE ACTIVOS	45,169,348
2.98.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	45,169,348
2.98.1.2.1.4.02	ASEO Y RECOLECCIÓN DE BASURA	45,169,348
2.98.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	11,799,652
2.98.1.2.3.1.00	GOBIERNO CENTRAL	11,799,652
2.98.1.2.3.1.12	MINISTERIO DE SALUD	11,799,652
2.98.1.2.6.0.00	INGRESOS VARIOS	1,000,000
2.98.1.2.6.0.00	INGRESOS VARIOS	1,000,000
2.98.1.2.6.0.99	OTROS INGRESOS VARIOS	1,000,000
2.98.2.0.0.0.00	INGRESOS DE CAPITAL	11,460,000
2.98.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	11,460,000
2.98.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	11,460,000
2.98.2.3.2.1.00	GOBIERNO CENTRAL	11,460,000
2.98.2.3.2.1.12	MINISTERIO DE SALUD	11,460,000

ARTÍCULO 208. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE ASEO URBANO Y DOMICILIARIO para la vigencia fiscal de 2018:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	11,832,310
Operación y Disposic. Res. Sólido	46,136,690
Total del Presupuesto de Funcionamiento	57,969,000
Inversión	
Obras Sanitarias y Equipamiento	11,460,000
Total del Presupuesto de Inversión	11,460,000
TOTAL DEL PRESUPUESTO DE GASTOS	69,429,000

TÍTULO V
PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

ARTÍCULO 209. Se aprueban los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2018, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	737,467,496	2,520,160,157	3,257,627,653	619,482,012	2,638,145,641	3,257,627,653
SUPERINTENDENCIA DE BANCOS	21,214,100	0	21,214,100	20,675,300	538,800	21,214,100
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	9,168,199	0	9,168,199	7,650,980	1,517,219	9,168,199
BANCO DE DESARROLLO AGROPECUARIO	47,336,164	38,580,000	85,916,164	22,040,622	63,875,542	85,916,164
BANCO HIPOTECARIO NACIONAL	11,612,779	12,628,361	24,241,140	13,600,190	10,640,950	24,241,140
BANCO NACIONAL DE PANAMA	394,284,900	1,952,692,700	2,346,977,600	339,458,600	2,007,519,000	2,346,977,600
CAJA DE AHORROS	224,929,404	516,259,096	741,188,500	201,355,910	539,832,590	741,188,500
SUPERINTENDENCIA DEL MERCADO DE VALORES	7,493,860	0	7,493,860	6,644,910	848,950	7,493,860
INSTITUTO DE SEGURO AGROPECUARIO	21,428,090	0	21,428,090	8,055,500	13,372,590	21,428,090

ARTÍCULO 210. Se aprueban los gastos corrientes de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2018. cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	462,777,516	156,339,996	0	0	364,500	619,482,012
SUPERINTENDENCIA DE BANCOS	19,852,300	823,000	0	0	0	20,675,300
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	7,037,854	613,126	0	0	0	7,650,980
BANCO DE DESARROLLO AGROPECUARIO	21,124,022	873,600	0	0	43,000	22,040,622
BANCO HIPOTECARIO NACIONAL	13,003,240	225,450	0	0	371,500	13,600,190
BANCO NACIONAL DE PANAMA	212,979,800	126,478,800	0	0	0	339,458,600
CAJA DE AHORROS	177,025,520	24,330,390	0	0	0	201,355,910
SUPERINTENDENCIA DEL MERCADO DE VALORES	6,398,860	246,050	0	0	0	6,644,910

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
INSTITUTO DE SEGURO AGROPECUARIO	5,355,920	2,699,580	0	0	0	8,055,500

ARTÍCULO 211. Se aprueban los gastos de capital de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2018, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	2,622,375,112	12,627,429	0	3,143,100	2,638,145,641
SUPERINTENDENCIA DE BANCOS	0	538,800	0	0	538,800
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	602,730	914,489	0	0	1,517,219
BANCO DE DESARROLLO AGROPECUARIO	61,854,542	262,000	0	1,759,000	63,875,542
BANCO HIPOTECARIO NACIONAL	8,530,000	726,850	0	1,384,100	10,640,950
BANCO NACIONAL DE PANAMÁ	2,007,044,700	474,300	0	0	2,007,519,000
CAJA DE AHORROS	530,317,900	9,514,690	0	0	539,832,590
SUPERINTENDENCIA DEL MERCADO DE VALORES	721,850	127,100	0	0	848,950
INSTITUTO DE SEGURO AGROPECUARIO	13,303,390	69,200	0	0	13,372,590

CAPÍTULO II
3.10 SUPERINTENDENCIA DE BANCOS

ARTÍCULO 212. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2018:

Ingresos Totales	21,214,100
Menos: Aumento de Reservas	
Ingresos Disponibles	21,214,100
Gastos	21,214,100

ARTÍCULO 213. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.10.0.0.0.0.00	SUPERINTENDENCIA DE BANCOS	21,214,100
3.10.1.0.0.0.00	INGRESOS CORRIENTES	21,214,100
3.10.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	19,184,100
3.10.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	2,686,640
3.10.1.2.3.1.00	GOBIERNO CENTRAL	652,000
3.10.1.2.3.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	652,000
3.10.1.2.3.7.00	SECTOR PRIVADO	2,034,640

3.10.1.2.3.7.02	FECI	2,034,640
3.10.1.2.4.0.00	TASAS Y DERECHOS	16,047,460
3.10.1.2.4.2.00	TASAS	16,047,460
3.10.1.2.4.2.15	INSPECCIONES Y AVALÚOS	11,403,290
3.10.1.2.4.2.37	TASA ANUAL FIDEICOMISO	864,000
3.10.1.2.4.2.50	TASA DE REGULACIÓN BANCARIA	3,780,170
3.10.1.2.6.0.00	INGRESOS VARIOS	450,000
3.10.1.2.6.0.00	INGRESOS VARIOS	450,000
3.10.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	350,000
3.10.1.2.6.0.26	INGRESOS VARIOS	40,000
3.10.1.2.6.0.99	OTROS INGRESOS VARIOS	60,000
3.10.1.3.0.0.00	OTROS INGRESOS CORRIENTES	30,000
3.10.1.3.1.0.00	INTERESES Y COMIS. GANADAS S/PRÉSTAMOS	30,000
3.10.1.3.1.0.00	INTERESES Y COMISIONES GANADOS S/PRÈSTAMOS	30,000
3.10.1.3.1.0.12	INSTITUCIONES DESCENTRALIZADAS	30,000
3.10.1.4.0.0.00	SALDO EN CAJA Y EN BANCO	2,000,000
3.10.1.4.2.0.00	DISPONIBLE LIBRE EN BANCO	2,000,000
3.10.1.4.2.0.00	DISPONIBLE LIBRE EN BANCO	2,000,000
3.10.1.4.2.0.01	SALDO CORRIENTE	2,000,000

ARTÍCULO 214. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	9,528,972
Desarrollo y Regulación Bancaria	11,685,128
Total del Presupuesto de Funcionamiento	**21,214,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**21,214,100**

CAPÍTULO III
3.11 SUPERINTENDENCIA DE SEGUROS Y REASEGUROS

ARTÍCULO 215. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE SEGUROS Y REASEGUROS para la vigencia fiscal de 2018:

Ingresos Totales	9,168,199
Menos: Aumento de Reservas	
Ingresos Disponibles	9,168,199
Gastos	9,168,199

ARTÍCULO 216. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.11.0.0.0.0.00	SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	9,168,199
3.11.1.0.0.0.00	INGRESOS CORRIENTES	9,168,199
3.11.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	9,168,199
3.11.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	6,782,575
3.11.1.2.3.1.00	GOBIERNO CENTRAL	6,782,575
3.11.1.2.3.1.16	MINISTERIO DE ECONOMÍA Y FINANZAS	6,782,575
3.11.1.2.4.0.00	TASAS Y DERECHOS	1,836,232
3.11.1.2.4.2.00	TASAS	1,836,232
3.11.1.2.4.2.66	TASA DE REGULACIÓN DE SEGUROS Y REASEGUROS	1,836,232
3.11.1.2.6.0.00	INGRESOS VARIOS	549,392
3.11.1.2.6.0.00	INGRESOS VARIOS	549,392
3.11.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	131,816

3.11.1.2.6.0.99	OTROS INGRESOS VARIOS	417,576

ARTÍCULO 217. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DE SEGUROS Y REASEGUROS para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administracion General	6,551,202
Protección y Fomento de Seguros y Reaseg	2,014,267
Total del Presupuesto de Funcionamiento	**8,565,469**
Inversión	
Equipamiento de Tecnologico	602,730
Total del Presupuesto de Inversión	**602,730**
TOTAL DEL PRESUPUESTO DE GASTOS	**9,168,199**

CAPÍTULO IV
3.15 BANCO DE DESARROLLO AGROPECUARIO

ARTÍCULO 218. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2018:

Ingresos Totales	85,916,164
Menos: Aumento de Reservas	
Ingresos Disponibles	85,916,164
Gastos	85,916,164

ARTÍCULO 219. El detalle del presupuesto de ingresos aprobado en el articulo anterior es el que a continuación se indica:

3.15.0.0.0.0.00	BANCO DE DESARROLLO AGROPECUARIO	85,916,164
3.15.1.0.0.0.00	INGRESOS CORRIENTES	47,336,164
3.15.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	39,923,164
3.15.1.2.1.0.00	RENTA DE ACTIVOS	3,000
3.15.1.2.1.1.00	ARRENDAMIENTOS	3,000
3.15.1.2.1.1.01	EDIFICIOS Y LOCALES	3,000
3.15.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	38,860,164
3.15.1.2.3.7.00	SECTOR PRIVADO	38,860,164
3.15.1.2.3.7.02	FECI	38,860,164
3.15.1.2.4.0.00	TASAS Y DERECHOS	1,060,000
3.15.1.2.4.2.00	TASAS	1,060,000
3.15.1.2.4.2.34	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	1,060,000
3.15.1.3.0.0.00	OTROS INGRESOS CORRIENTES	7,413,000
3.15.1.3.1.0.00	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	7,413,000
3.15.1.3.1.0.00	INTERESES Y COMIS. GANADAS S/PRÉSTAMOS	7,413,000
3.15.1.3.1.0.17	A SECTOR PRIVADO	7,413,000
3.15.2.0.0.0.00	INGRESOS DE CAPITAL	38,580,000
3.15.2.1.0.0.00	RECURSOS DEL PATRIMONIO	35,080,000
3.15.2.1.1.0.00	VENTA DE ACTIVOS	1,080,000
3.15.2.1.1.1.00	VENTA DE BIENES INMUEBLES	1,080,000
3.15.2.1.1.1.03	OTRAS INSTALACIONES	1,080,000
3.15.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	34,000,000
3.15.2.1.3.7.00	SECTOR PRIVADO	34,000,000
3.15.2.1.3.7.01	PRÉSTAMOS AGROPECUARIOS	34,000,000
3.15.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	3,500,000
3.15.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	3,500,000
3.15.2.3.2.1.00	GOBIERNO CENTRAL	3,500,000
3.15.2.3.2.1.10	GOBIERNO CENTRAL (MIDA)	3,500,000

ARTÍCULO 220. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,453,421
Servicio de Crédito Agropecuario	9,806,201
Operaciones Financieras	1,802,000
Total del Presupuesto de Funcionamiento	24,061,622
Inversión	
Crédito Agropecuario	55,134,542
Equipamiento	1,750,000
Rehabilitación de Sucursales	2,470,000
Prog.Espec Crédito Contingente	2,500,000
Total del Presupuesto de Inversión	61,854,542
TOTAL DEL PRESUPUESTO DE GASTOS	85,916,164

CAPÍTULO V
3.30 BANCO HIPOTECARIO NACIONAL

ARTÍCULO 221. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2018:

Ingresos Totales	24,241,140
Menos: Aumento de Reservas	
Ingresos Disponibles	24,241,140
Gastos	24,241,140

ARTÍCULO 222. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.30.0.0.0.0.00	BANCO HIPOTECARIO NACIONAL	24,241,140
3.30.1.0.0.0.00	INGRESOS CORRIENTES	11,612,779
3.30.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	4,494,655
3.30.1.2.1.0.00	RENTA DE ACTIVOS	350,000
3.30.1.2.1.1.00	ARRENDAMIENTOS	350,000
3.30.1.2.1.1.01	EDIFICIOS Y LOCALES	350,000
3.30.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	2,000,000
3.30.1.2.3.1.00	GOBIERNO CENTRAL	2,000,000
3.30.1.2.3.1.14	TRANSFERENCIA CORRIENTE	2,000,000
3.30.1.2.4.0.00	TASAS Y DERECHOS	120,000
3.30.1.2.4.2.00	TASAS	120,000
3.30.1.2.4.2.34	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	120,000
3.30.1.2.6.0.00	INGRESOS VARIOS	2,024,655
3.30.1.2.6.0.00	INGRESOS VARIOS	2,024,655
3.30.1.2.6.0.11	REINTEGROS	498,996
3.30.1.2.6.0.99	OTROS INGRESOS VARIOS	1,525,659
3.30.1.3.0.0.00	OTROS INGRESOS CORRIENTES	7,118,124
3.30.1.3.1.0.00	INTERESES Y COMIS. GANADAS S/PRÉSTAMOS	7,118,124
3.30.1.3.1.0.00	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	7,118,124
3.30.1.3.1.0.17	A SECTOR PRIVADO	7,118,124
3.30.2.0.0.0.00	INGRESOS DE CAPITAL	12,628,361
3.30.2.1.0.0.00	RECURSOS DEL PATRIMONIO	12,628,361
3.30.2.1.1.0.00	VENTA DE ACTIVOS	5,500,000
3.30.2.1.1.1.00	VENTA DE BIENES INMUEBLES	5,500,000
3.30.2.1.1.1.01	TERRENOS	5,500,000
3.30.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	7,128,361
3.30.2.1.3.7.00	SECTOR PRIVADO	7,128,361

3.30.2.1.3.7.03	PRÉSTAMOS HIPOTECARIOS	7,138,361

ARTÍCULO 223. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,143,490
Operaciones de Créditos	5,848,950
Transferencias Varias	13,100
Operaciones Financieras	1,705,600
Total del Presupuesto de Funcionamiento	15,711,140
Inversión	
Inversiones Propias del B.H.N.	8,530,000
Total del Presupuesto de Inversión	8,530,000
TOTAL DEL PRESUPUESTO DE GASTOS	24,241,140

CAPÍTULO VI
3.45 BANCO NACIONAL DE PANAMÁ

ARTÍCULO 224. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2018:

Ingresos Totales	2,346,977,600
Menos: Aumento de Reservas	
Ingresos Disponibles	2,346,977,600
Gastos	2,346,977,600

ARTÍCULO 225. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.45.0.0.0.0.00	BANCO NACIONAL DE PANAMÁ	2,346,977,600
3.45.1.0.0.0.00	INGRESOS CORRIENTES	394,284,900
3.45.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	16,921,100
3.45.1.2.1.0.00	RENTA DE ACTIVOS	605,300
3.45.1.2.1.1.00	ARRENDAMIENTOS	5,200
3.45.1.2.1.1.99	OTROS ARRENDAMIENTOS N.E.O.C.	5,200
3.45.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	600,100
3.45.1.2.1.3.99	VENTA DE BIENES N.E.O.C.	600,100
3.45.1.2.4.0.00	TASAS Y DERECHOS	16,315,800
3.45.1.2.4.2.00	TASAS	16,315,800
3.45.1.2.4.2.34	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	16,315,800
3.45.1.3.0.0.00	OTROS INGRESOS CORRIENTES	372,014,700
3.45.1.3.1.0.00	INTERESES Y COMIS. GANADAS S/PRÉSTAMOS	354,550,200
3.45.1.3.1.0.00	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	354,550,200
3.45.1.3.1.0.11	AL GOBIERNO CENTRAL	4,661,800
3.45.1.3.1.0.13	A EMPRESAS PÚBLICAS	6,437,400
3.45.1.3.1.0.17	A SECTOR PRIVADO	202,754,600
3.45.1.3.1.0.99	OTROS INTERESES Y COMISIONES	140,696,400
3.45.1.3.2.0.00	INTERESES Y COMISIONES GANADOS	17,464,500
3.45.1.3.2.0.00	INTERESES Y COMIS. GANADAS S/ VALORES	17,464,500
3.45.1.3.2.0.27	POR SECTOR PRIVADO	17,464,500
3.45.1.4.0.0.00	SALDO EN CAJA Y EN BANCO	5,349,100
3.45.1.4.2.0.00	DISPONIBLE LIBRE EN BANCO	5,349,100
3.45.1.4.2.0.00	DISPONIBLE LIBRE EN BANCO	5,349,100
3.45.1.4.2.0.01	SALDO CORRIENTE	5,349,100
3.45.2.0.0.0.00	INGRESOS DE CAPITAL	1,952,692,700
3.45.2.1.0.0.00	RECURSOS DEL PATRIMONIO	1,952,692,700

3.45.2.1.1.0.00	VENTA DE ACTIVOS	3,006,100
3.45.2.1.1.2.00	VENTA DE BIENES INMUEBLES	3,006,100
3.45.2.1.1.2.99	OTROS BIENES MUEBLES	3,006,100
3.45.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	1,949,686,600
3.45.2.1.3.1.00	GOBIERNO CENTRAL	350,000,000
3.45.2.1.3.1.01	GOBIERNO CENTRAL	350,000,000
3.45.2.1.3.3.00	EMPRESAS PÚBLICAS	48,712,200
3.45.2.1.3.3.38	AUTORIDAD AERONÁUTICA CIVIL	1,315,800
3.45.2.1.3.3.78	ETESA	32,200,000
3.45.2.1.3.3.81	TRANSPORTE MASIVO DE PANAMÁ, S.A.	8,243,400
3.45.2.1.3.3.96	ZONA LIBRE DE COLÓN	6,953,000
3.45.2.1.3.7.00	SECTOR PRIVADO	1,550,974,400
3.45.2.1.3.7.04	PRÉSTAMOS VARIOS	1,550,974,400

ARTÍCULO 226. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Servicios Bancarios	228,781,500
Transferencias Varias	111,151,400
Total del Presupuesto de Funcionamiento	**339,932,900**
Inversión	
Crédito Comercial	1,654,333,900
Obras y Construcciones	17,924,000
Credito Agropecuario	157,498,400
Crédito para Vivienda	152,000,000
Equipamiento de Sucursales	25,288,400
Total del Presupuesto de Inversión	**2,007,044,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,346,977,600**

CAPÍTULO VII
3.60 CAJA DE AHORROS

ARTÍCULO 227. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la CAJA DE AHORROS para la vigencia fiscal de 2018:

Ingresos Totales	741,188,500
Menos: Aumento de Reservas	
Ingresos Disponibles	741,188,500
Gastos	741,188,500

ARTÍCULO 228. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.60.0.0.0.0.00	CAJA DE AHORROS	741,188,500
3.60.1.0.0.0.00	INGRESOS CORRIENTES	224,929,404
3.60.1.3.0.0.00	OTROS INGRESOS CORRIENTES	224,929,404
3.60.1.3.1.0.00	INTERESES Y COMIS. GANADAS S/PRÉSTAMOS	224,929,404
3.60.1.3.1.0.00	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	224,929,404
3.60.1.3.1.0.17	A SECTOR PRIVADO	224,929,404
3.60.2.0.0.0.00	INGRESOS DE CAPITAL	516,259,096
3.60.2.1.0.0.00	RECURSOS DEL PATRIMONIO	305,466,100
3.60.2.1.1.0.00	VENTA DE ACTIVOS	150,000
3.60.2.1.1.1.00	VENTA DE BIENES INMUEBLES	150,000
3.60.2.1.1.1.02	EDIFICIOS	150,000
3.60.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	305,316,100
3.60.2.1.3.7.00	SECTOR PRIVADO	305,316,100

3.60.2.1.3.7.04	PRÉSTAMOS VARIOS	305,316,100
3.60.2.4.0.0.00	SALDO EN CAJA Y BANCO	210,792,996
3.60.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	210,792,996
3.60.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	210,792,996
3.60.2.4.2.0.01	SALDO DE CAPITAL	210,792,996

ARTÍCULO 229. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CAJA DE AHORROS para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	34,227,670
Captación y Colocación	134,749,705
Control de Operaciones	41,853,225
Fiscalización Gubernamental	40,000
Total del Presupuesto de Funcionamiento	**210,870,600**
Inversión	
Hipotecarios y Construcción	202,943,996
Adquisición Inmuebles y Equipo	7,626,100
Otros Préstamos	310,376,804
Fortalecimiento Tecnológico	9,371,000
Total del Presupuesto de Inversión	**530,317,900**
TOTAL DEL PRESUPUESTO DE GASTOS	741,188,500

CAPÍTULO VIII
3.65 SUPERINTENDENCIA DEL MERCADO DE VALORES

ARTÍCULO 230. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DEL MERCADO DE VALORES para la vigencia fiscal de 2018:

Ingresos Totales	7,493,860
Menos: Aumento de Reservas	
Ingresos Disponibles	7,493,860
Gastos	7,493,860

ARTÍCULO 231. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.65.0.0.0.0.00	SUPERINTENDENCIA DEL MERCADO DE VALORES	7,493,860
3.65.1.0.0.0.00	INGRESOS CORRIENTES	7,493,860
3.65.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	7,493,860
3.65.1.2.4.0.00	TASAS Y DERECHOS	6,325,632
3.65.1.2.4.2.00	TASAS	6,325,632
3.65.1.2.4.2.60	TASA REGULACIÓN DE VALORES	6,325,632
3.65.1.2.6.0.00	INGRESOS VARIOS	1,168,228
3.65.1.2.6.0.00	INGRESOS VARIOS	1,168,228
3.65.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	306,499
3.65.1.2.6.0.32	SPEED JOYEROS Y ARGENTO VIVO	721,854
3.65.1.2.6.0.99	OTROS INGRESOS VARIOS	139,875

ARTÍCULO 232. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DEL MERCADO DE VALORES para la vigencia fiscal de 2018, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,339,922
Regulación del Mercado de Valores	2,432,088
Total del Presupuesto de Funcionamiento	6,772,010
Inversión	
FORTALECIMIENTO EN CAPACITACION Y TECNOLOGIA	721,850
Total del Presupuesto de Inversión	721,850
TOTAL DEL PRESUPUESTO DE GASTOS	7,493,860

CAPÍTULO IX
3.90 INSTITUTO DE SEGURO AGROPECUARIO

ARTÍCULO 233. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2018:

Ingresos Totales	21,428,090
Menos: Aumento de Reservas	
Ingresos Disponibles	21,428,090
Gastos	21,428,090

ARTÍCULO 234. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.90.0.0.0.0.00	INSTITUTO DE SEGURO AGROPECUARIO	21,428,090
3.90.1.0.0.0.00	INGRESOS CORRIENTES	21,428,090
3.90.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	21,428,090
3.90.1.2.1.0.00	RENTA DE ACTIVOS	5,900,200
3.90.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	5,900,200
3.90.1.2.1.4.10	PRIMA DE SEGUROS	5,900,200
3.90.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	15,447,890
3.90.1.2.3.1.00	GOBIERNO CENTRAL	2,144,500
3.90.1.2.3.1.10	MINISTERIO DE DESARROLLO AGROPECUARIO	2,144,500
3.90.1.2.3.7.00	SECTOR PRIVADO	13,303,390
3.90.1.2.3.7.02	FECI	13,303,390
3.90.1.2.6.0.00	INGRESOS VARIOS	80,000
3.90.1.2.6.0.00	INGRESOS VARIOS	80,000
3.90.1.2.6.0.99	OTROS INGRESOS VARIOS	80,000

ARTÍCULO 235. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2018 cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,025,616
Seguro Agropecuario	5,099,084
Total del Presupuesto de Funcionamiento	8,124,700
Inversión	
Equipamento	720,000
Infraestructura	230,400
Garantía para actividad agropecuaria	12,352,990
Total del Presupuesto de Inversión	13,303,390
TOTAL DEL PRESUPUESTO DE GASTOS	21,428,090

TÍTULO VI
NORMAS GENERALES DE ADMINISTRACIÓN PRESUPUESTARIA

CAPÍTULO I

OBJETO Y ÁMBITO

ARTÍCULO 236. Presupuesto General del Estado. El Presupuesto General del Estado es la estimación de los ingresos y la asignación máxima de los gastos que podrán comprometer las Instituciones del Gobierno Central, las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros para ejecutar sus planes, programas y proyectos, así como para lograr los objetivos y las metas institucionales de acuerdo con las políticas del Gobierno, en materia de desarrollo económico y social.

ARTÍCULO 237. Objeto. Las Normas Generales de Administración Presupuestaria contienen el conjunto de disposiciones que regirán la ejecución, el seguimiento y la evaluación, así como el cierre y la liquidación del Presupuesto General del Estado para la vigencia fiscal de 2018, en complemento a las disposiciones legales vigentes en estas materias.

ARTÍCULO 238. Ámbito. Las Normas Generales de Administración Presupuestaria se aplicarán para el manejo del Presupuesto y serán de obligatorio cumplimiento para las Instituciones del Gobierno Central, las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros.

En los Municipios y Juntas Comunales estas normas se aplicarán supletoriamente. De igual forma, en las Sociedades Anónimas en las que el Estado posea el 51% o más de las acciones o del patrimonio, en los temas que no desarrolle el respectivo instrumento jurídico mediante el cual se constituyen.

A las personas jurídicas que, al amparo de documento legal idóneo, administren bienes y fondos públicos les serán aplicables estas normas en lo relativo a la presentación de informes a la respectiva entidad estatal sobre el uso, manejo y disposición de los bienes y fondos puestos a su cuidado.

CAPÍTULO II
EJECUCIÓN DEL PRESUPUESTO

ARTÍCULO 239. Ejecución del Presupuesto. La ejecución del Presupuesto es el conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la realización de los planes, programas y proyectos establecidos en el Presupuesto General del Estado.



La ejecución del Presupuesto se basa en dos niveles de competencias: a nivel del ente rector, al que corresponde dirigir la administración presupuestaria del Sector Público mediante la asignación periódica, registro, seguimiento y evaluación de la ejecución del Presupuesto General del Estado, así como su cierre y liquidación anual; y a nivel institucional, que es la instancia que autoriza y realiza el conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la realización de los planes, programas y proyectos establecidos en el Presupuesto General del Estado.

La ejecución del Presupuesto de Ingresos se fundamenta en el concepto de caja, que es la captación física de los recursos financieros, cuya disponibilidad permite la ejecución del Presupuesto de Gastos.

Con el objeto de evaluar la gestión presupuestaria institucional, la información sobre la ejecución presupuestaria de gastos se elaborará sobre la base de la Autorización, el Compromiso, el Devengado y el Pago realizado por todos los bienes y servicios que reciben las instituciones que integran el Sector Público.

ARTÍCULO 240. Principios de la administración presupuestaria. Las actuaciones de quienes participen en las distintas fases de la administración presupuestaria se regirán por los principios de legalidad, transparencia, eficiencia, eficacia, publicidad y responsabilidad, para hacer efectivo el ejercicio periódico de la rendición de cuentas.

ARTÍCULO 241. Principio general. La Institución no podrá autorizar el trámite para la adquisición de bienes y servicios, si en el Presupuesto no se cuenta con la asignación en la partida específica del gasto, ni se podrá realizar ningún pago, si no se ha cumplido previamente con la formalización del registro presupuestario de esta obligación.

ARTÍCULO 242. Asignaciones mensuales. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas a más tardar quince días después de aprobado el Proyecto de Ley de Presupuesto General del Estado por el Consejo de Gabinete:

1. Las solicitudes de asignaciones mensuales de ingresos y gastos.
2. El flujo de caja por mes para el periodo fiscal.
3. Las metas en función de su estructura programática.

Las asignaciones máximas de los gastos de funcionamiento e inversión se distribuirán en asignaciones mensuales, de acuerdo con el cronograma de ejecución. Las asignaciones mensuales serán evaluadas para cada partida por el Ministerio de Economía y Finanzas, basándose en los programas de trabajo, los cronogramas de actividades y la previsión del comportamiento de los ingresos. En caso de que las instituciones públicas no presenten las solicitudes en el plazo señalado, el Ministerio procederá a determinar tales asignaciones.

El Ministerio de Economía y Finanzas informará a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional sobre el detalle del Presupuesto General del Estado, incluyendo las asignaciones mensuales de los ingresos y gastos.



ARTÍCULO 243. Unidad de caja. Todos los ingresos del Gobierno Central deberán consignarse en el Presupuesto, y se depositarán a favor del Tesoro Nacional en el Banco Nacional de Panamá, contra el cual se expedirá toda orden de pago para cubrir los compromisos causados por las autorizaciones de gastos, originadas en sus distintas dependencias.

Las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros se regirán por el mismo principio de unidad de caja, de conformidad con la autonomía administrativa y financiera dispuesta en su respectiva ley.

En el caso de los ingresos creados por leyes especiales con destino específico, su recaudación y depósito se harán de acuerdo con el presente artículo. Para mantener información actualizada sobre estos ingresos, la respectiva entidad beneficiaria de estos informará los detalles de cada caso al Ministerio de Economía y Finanzas y a la Contraloría General de la República cada vez que sea creado uno de ellos.

ARTÍCULO 244. Fases de la ejecución del Presupuesto de Gastos. La ejecución del Presupuesto de Gastos se realiza en tres etapas secuenciales, posterior a su autorización administrativa correspondiente: Compromiso, Devengado y Pago, conceptos que se definen a continuación:

Compromiso es el registro de la promesa adquirida por una institución pública, conforme a los procedimientos y a las normas establecidos, que conlleva una erogación a favor de terceros con cargo a la disponibilidad de fondos de la respectiva partida presupuestaria del periodo fiscal vigente, y constituye la compra de bienes o servicios.

Devengado es el registro de la obligación de pagar por los bienes o servicios recibidos, entregados por el proveedor, sin considerar el momento en que se consumen. Su registro se hará mediante los informes de recepción de almacén o de servicios. El devengado es el considerado como el ejecutado para el análisis de la evaluación presupuestaria.

Pago es el registro de la emisión y entrega de efectivo por caja menuda, cheque o transferencia electrónica de fondos a favor de los proveedores, por los bienes y servicios recibidos.

SECCIÓN 1.ª
INGRESOS O RENTAS

ARTÍCULO 245. Principios de universalidad, unidad y transparencia. El Presupuesto de Ingresos reflejará el total de los ingresos corrientes y de capital, incluyendo los de gestión institucional, del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas (incluyendo las constituidas como sociedades anónimas) y de los Intermediarios Financieros, de acuerdo con las fuentes de ingresos establecidas en el Manual de Clasificación Presupuestaria del Ingreso Público.

Esta información debe hacerse de conocimiento público a través de los medios de acceso masivo.

ARTÍCULO 246. Ingresos de gestión institucional. Son los ingresos generados por las unidades administrativas de la entidad para solventar gastos específicos.

La totalidad de los ingresos de gestión institucional del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas (incluyendo las constituidas como sociedades anónimas) y de los Intermediarios Financieros deberá incluirse en el Presupuesto General del Estado en cada vigencia fiscal. Los ingresos de gestión no podrán utilizarse para sustentar gastos de planilla, contratos, alquileres o cualquier otro gasto que genere una obligación recurrente.

El Tribunal Electoral queda exceptuado de esta prohibición cuando esté ejecutando un presupuesto de elecciones y los gastos se refieran al proceso electoral general.

Deben excluirse las donaciones en especie, los ingresos generados por los comités de salud, los clubes de padres de familia y las asociaciones de docentes y de servidores públicos, ya que no constituyen ingresos de gestión institucional por tratarse de organismos no gubernamentales. También deben excluirse los ingresos generados en centros educativos y universidades por la venta de bienes o servicios concesionados a terceras personas. En los casos de servicios concesionados, solo se ingresarán a la entidad los montos originados por el pago de la concesión o el alquiler acordado en el contrato.

Cuando una entidad pública dedicada al desarrollo de la ciencia, la tecnología y la investigación científica reciba fondos de organismos o empresas nacionales o del extranjero para realizar estudios, investigaciones y análisis relativos al desarrollo científico, tecnológico y sanitario, utilizará los mecanismos establecidos en los términos acordados en el respectivo documento suscrito con el suscriptor. Los gastos y activos resultantes en cada ejercicio fiscal deberán ser incorporados en cada período fiscal.

ARTÍCULO 247. Ingresos adicionales. Si una entidad del Gobierno Central o del Sector Descentralizado devenga, recauda o percibe un ingreso adicional autorizado por ley, decreto o resolución y quiere hacer uso de este ingreso, deberá incorporarlo al Presupuesto mediante crédito adicional, el primer año de su recaudo; en los subsiguientes años, deberá incluirlo al formular el anteproyecto de presupuesto institucional. Se incluyen en este concepto los ingresos de gestión institucional y las donaciones voluntarias o producto de convenios.

Igual tratamiento se dará a las donaciones en especie; no obstante, deberán ser puestas en conocimiento mediante nota al Ministerio de Economía y Finanzas y a la Contraloría General de la República, para efectos del cierre y la liquidación del Presupuesto, según los procedimientos establecidos por dichas entidades.

ARTÍCULO 248. Ingresos del crédito interno. Las entidades públicas podrán gestionar la contratación de recursos del crédito, previa autorización del Ministerio de Economía y Finanzas.

Las entidades públicas de financiamiento que otorgan facilidades de crédito a instituciones públicas suministrarán al Ministerio de Economía y Finanzas, a la Contraloría

General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que refleje el estado del crédito concedido a las entidades públicas.

ARTÍCULO 249. Excedentes de los ingresos. Cuando las recaudaciones de los ingresos excedan a los ingresos estimados en el Presupuesto General del Estado, podrán ser incorporadas, mediante créditos adicionales, para su uso.

En el caso de los ingresos corrientes, deberá tomarse del total de los excedentes, debidamente comprobado.

En caso de no procederse según lo indicado, se reflejará como saldo en caja al final del periodo. Cuando se trate de ingresos de aplicación específica, el excedente se determinará en forma individual.

ARTÍCULO 250. Aportes y dividendos al Estado. Las entidades públicas están en la obligación de cumplir con el aporte y dividendo de los ingresos contemplados dentro del Presupuesto General del Estado. Si estos recursos son inferiores al presupuestado, las entidades comunicarán al Ministerio de Economía y Finanzas las razones por las cuales no puedan cumplir con el aporte, para su evaluación. El representante legal de la entidad y la junta directiva sustentarán la disminución ante la Comisión de Presupuesto de la Asamblea Nacional, y el Ministerio de Economía y Finanzas recomendará los ajustes en los gastos. En caso de que no se cumpla con esta disposición, el Ministerio de Economía y Finanzas ordenará mediante nota al Banco Nacional de Panamá y/o la Caja de Ahorros, según sea el caso, el débito de la cuenta.

ARTÍCULO 251. Ingresos recaudados inferiores a los presupuestados. Los ingresos recaudados son inferiores cuando en cualquier época del año fiscal el Ministerio de Economía y Finanzas considere que son inferiores a los establecidos en el Presupuesto General del Estado y no exista previsión para solventar tal situación.

ARTÍCULO 252. Modificación de los ingresos. Las entidades públicas podrán solicitar al Ministerio de Economía y Finanzas reducciones e incrementos entre las partidas de ingresos, a fin de mantener el monto de la recaudación programada y del equilibrio presupuestario. El Ministerio de Economía y Finanzas realizará las adecuaciones en la fuente de la partida de gastos cuando se requiera, y lo comunicará, según proceda, al solicitante, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 253. Depósito de los fondos públicos. El Banco Nacional de Panamá será el depositario oficial de los fondos públicos, y la Contraloría General de la República será la responsable de vigilar que, por ningún concepto, se abran cuentas en otras entidades financieras. En caso de que así se hiciera, aun cuando se trate de depósitos a plazo fijo, la Contraloría General de la República procederá a cancelar los fondos y a ingresar los depósitos al Tesoro Nacional o a la cuenta de la institución del Sector Descentralizado en el Banco Nacional de Panamá, según sea el caso.

Se exceptúan de esta disposición la Caja de Seguro Social, el Instituto para la Formación y Aprovechamiento de los Recursos Humanos, el Registro Público y las entidades autónomas del Estado reconocidas como tales en su respectivo instrumento orgánico, instituciones que, por la naturaleza de sus operaciones y el origen de sus recursos y reservas, podrán colocar parte de estos en la Caja de Ahorros, para lo cual deberán solicitar previamente autorización al Ministerio de Economía y Finanzas y notificar a la Contraloría General de la República para implementar el mecanismo de fiscalización y refrendo de esos recursos.

SECCIÓN 2.ª
EGRESOS O GASTOS

ARTÍCULO 254. Niveles de asignación de recursos. La asignación de recursos corresponderá al último rango o nivel de la estructura programática, que está constituida por: programa, subprograma y actividad o proyecto.

ARTÍCULO 255. Ejecución de las asignaciones mensuales. La ejecución del Presupuesto de Gastos se realizará en función de las asignaciones mensuales, la autorización administrativa institucional y sobre la base de las fases de Compromiso, Devengado y Pago.

ARTÍCULO 256. Control de las asignaciones mensuales. El control de las asignaciones mensuales y del pago de estas lo llevarán las propias instituciones, el Ministerio de Economía y Finanzas, por medio de la Dirección de Presupuesto de la Nación y de la Dirección General de Tesorería, y la Contraloría General de la República, por la Dirección de Métodos y Sistemas de Contabilidad, en el ámbito de sus respectivas competencias y responsabilidades. El saldo libre de una partida al finalizar un mes será acumulado a la asignación del siguiente mes.

Cada institución, a través de la respectiva Oficina de Registro y Control Presupuestario, velará por el registro oportuno, exacto y correcto de los documentos de afectación presupuestaria, principalmente para que el compromiso corresponda a la naturaleza del gasto, que se haya obtenido la autorización del nivel pertinente y que exista la disponibilidad presupuestaria para cubrirlo.

ARTÍCULO 257. Redistribución de las asignaciones mensuales. Las entidades públicas podrán solicitar redistribuciones de las asignaciones mensuales al Ministerio de Economía y Finanzas, que las evaluará y comunicará al solicitante cuando proceda.

Las entidades públicas solicitarán las redistribuciones a través del Sistema Tecnológico aprobado por el Ministerio de Economía y Finanzas, la evaluación y comunicación se harán electrónicamente y se enviarán a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

ARTÍCULO 258. Escala salarial y límite de remuneración. La escala salarial para el nivel directivo de la Administración Pública quedará consignada conforme a la estructura de puestos aprobada para cada institución.

Con excepción del presidente de la República, el vicepresidente, los ministros de Estado y demás cargos establecidos por ley, ningún funcionario podrá recibir en concepto de sueldo, gastos de representación o cualquiera otra remuneración una suma mayor que la asignada para el cargo de ministro de Estado, en cada concepto.

Quedan comprendidos dentro de la excepción que señala este artículo los cargos que en forma expresa autorice el Órgano Ejecutivo mediante decreto ejecutivo.

ARTÍCULO 259. Pago de vacaciones. Solo se pagarán las vacaciones a funcionarios activos cuando se haga uso del tiempo, y a los exfuncionarios, con cargo a créditos reconocidos, cuando la partida esté consignada en el presupuesto de la respectiva institución. La entidad se responsabiliza de consignar en el presupuesto las cifras requeridas para atender este pago.

Los funcionarios que hayan acumulado más de dos meses de vacaciones deberán hacer uso del excedente en forma programada.

El Órgano Ejecutivo podrá determinar lo conducente en cuanto a los organismos de seguridad del Estado.

PARÁGRAFO. Se exceptúa el caso de los funcionarios activos con periodos constitucionales o legales que sean nombrados y reelectos en sus cargos, quienes tendrán derecho a cobrar en efectivo las vacaciones correspondientes a periodos anteriores al que desempeñan, cuando exista la partida presupuestaria asignada en el Presupuesto.

ARTÍCULO 260. Prohibición de ejercer un cargo antes de la toma de posesión. Ninguna persona entrará a ejercer cargo público de carácter permanente, probatorio o transitorio, sin que antes hubiera tomado posesión del cargo, previa autorización del nombramiento mediante el decreto o resuelto de personal correspondiente, y solo tendrá vigencia fiscal con posterioridad a la fecha de la toma de posesión.

Si un funcionario pasa a ocupar otro cargo público o recibe un ajuste salarial, recibirá la nueva remuneración desde la fecha de toma de posesión y en ningún caso tendrá efecto retroactivo, salvo casos amparados en leyes especiales.

El personal que designe el Órgano Ejecutivo y el personal docente del Ministerio de Educación y de las universidades oficiales, así como los médicos y odontólogos internos y médicos residentes del Ministerio de Salud y de la Caja de Seguro Social, podrán iniciar sus servicios, siempre que la entidad cuente con la asignación presupuestaria correspondiente, antes de la formalización de su nombramiento, mediante una toma de posesión provisional, en la cual se constate el cargo, el número de posición, el monto de los emolumentos, la fecha de inicio de labores y las partidas presupuestarias correspondientes.

PARÁGRAFO. En los casos de Sociedades Anónimas en que el Estado sea dueño del 51% o más de sus acciones o del patrimonio y cuya relación laboral es regida por el Ministerio de Trabajo y Desarrollo Laboral, el inicio de labores del funcionario quedará expresado en el respectivo contrato de trabajo.

ARTÍCULO 261. Ejercicio de un cargo laboral interino dentro del Sector Público. Cuando un servidor público se nombre interinamente en reemplazo en un cargo con estatus de licencia, se devengará el salario de ese cargo, solamente en el periodo de la licencia. La acción de nombramiento para ese reemplazo debe indicar la fecha de inicio y término del periodo que dure la interinidad.

ARTÍCULO 262. Acciones de personal. Las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos emitidos por las instituciones del Gobierno Central se remitirán al Ministerio de Economía y Finanzas para su revisión presupuestaria, que las remitirá posteriormente al presidente de la República para su consideración y aprobación. Las acciones de personal de las instituciones del Sector Descentralizado se remitirán al Ministerio de Economía y Finanzas para su revisión presupuestaria.

Todas las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos que integran el Sector Público deben ser remitidas al Ministerio de Economía y Finanzas para su revisión presupuestaria. El presupuesto relativo a Servicios Personales se formulará con base en la estructura de puestos existentes en el Ministerio de Economía y Finanzas.

Corresponderá a la entidad respectiva cumplir previamente con la reglamentación de la carrera pública a la que pertenece cada servidor público.

Se exceptúan de esta norma los nombramientos de ministros, viceministros, directores y subdirectores generales, gerentes y subgerentes generales, rectores y vicerrectores y administradores y subadministradores generales, los cuales se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento y a la Contraloría General de la República para su incorporación a la planilla correspondiente.

Las acciones de personal (nombramientos, destituciones, ajustes salariales y ascensos de personal fijo, transitorio y contingente) que realicen la Asamblea Nacional, la Contraloría General de la República, el Órgano Judicial, el Ministerio Público, el Tribunal Electoral, la Fiscalía General Electoral, el Tribunal de Cuentas, la Fiscalía General de Cuentas, la Defensoría del Pueblo, la Caja de Seguro Social, el Institutito Panameño Autónomo Cooperativo, la Superintendencia de Bancos, la Superintendencia de Seguros y Reaseguros y la Superintendencia del Mercado de Valores, se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento, y a la Contraloría General de la República para su incorporación a la planilla correspondiente.



ARTÍCULO 263. Personal transitorio y contingente. Personal transitorio son los funcionarios que ocupan cargos en programas, actividades o proyectos, debidamente incluidos en la estructura de personal, cuyo periodo no será mayor de doce meses y expirará con la vigencia fiscal. Personal contingente son los funcionarios que ocupan cargos en programas o actividades con base en el detalle de la estructura de puestos, cuyo periodo no será mayor de seis meses y expirará con la vigencia fiscal.

En los casos de nombramiento de personal transitorio y contingente, se requerirá la acción de personal mediante resuelto interno, el cual será sometido a la fiscalización de la Contraloría General de la República.

Cuando se trate de nombramientos nuevos, la entidad correspondiente remitirá copia de dichas acciones de personal al Ministerio de Economía y Finanzas para su debido registro y control.

Cuando en cualquier caso se identifique inconsistencia en las partidas asignadas, el Ministerio de Economía y Finanzas comunicará a la entidad que emitió dicho resuelto para que proceda con los ajustes correspondientes, y remitirá copia de dicho informe a la Contraloría General de la República.

El personal asignado a proyectos de inversión, cuyas fuentes de financiamiento involucren recursos locales y externos, se imputará únicamente al Objeto de Gasto 004 Personal Transitorio para Inversiones.

PARÁGRAFO. Las entidades públicas que realicen nombramientos de personal transitorio y contingente deberán incluir obligatoriamente el pago de las cuotas a la seguridad social y la respectiva partida del XIII mes, cuando se confeccionen las planillas adicionales y eventuales.

Cuando se requiera transferir personal transitorio o contingente a personal permanente, deberá realizarse a través de una posición vacante.

ARTÍCULO 264. Prohibición de nombrar personal interino. No se podrá nombrar personal con carácter interino cuando el titular del cargo se encuentre en uso de vacaciones o de licencia con derecho a sueldo, con excepción de los casos de funcionarios cuyas actividades están relacionadas directamente con la función de enseñanza-aprendizaje y de asistencia médica de las instituciones de educación y salud, respectivamente.

ARTÍCULO 265. Servicios especiales. Los servicios especiales comprenden los servicios prestados por profesionales, técnicos o personas naturales que no son empleados públicos, siempre que no se tengan cargos similares en la estructura de puestos de la entidad. Se podrá cargar a esta partida la contratación de funcionarios, cuando estos obtengan licencia sin sueldo en la institución donde laboran y los servicios sean prestados en una institución distinta a la que concede la licencia.

Los honorarios mensuales para este tipo de contratación no excederán el monto equivalente a tres mil balboas (B/.3,000.00) mensuales, y la autorización se otorgará de acuerdo con el detalle incluido en el Presupuesto General del Estado. Los contratos que por la calidad del servicio excedan el monto establecido deberán contar con la autorización del

Órgano Ejecutivo. Se excluyen de esta norma el Órgano Legislativo y el Órgano Judicial, cuyo monto y condiciones deberán establecerse mediante documento legal interno y enviar el detalle de la estructura al Ministerio de Economía y Finanzas. Dichas contrataciones tendrán que reflejar la información siguiente: tipo de servicio especial requerido, número de meses y monto de la cuantía mensual y total, y disponibilidad presupuestaria para cubrir las contribuciones a la seguridad social.

Los pagos de estos honorarios se podrán hacer conforme lo establezca el contrato mensual, quincenal o en forma parcial contra informe de avance, y el pago final contra la aprobación del producto final de los servicios contratados, de acuerdo con la plantilla de estructura de puestos, previamente autorizada y registrada por el Ministerio de Economía y Finanzas.

PARÁGRAFO. Los contratos por servicios especiales requerirán la autorización e incorporación en el sistema de registro presupuestario bajo la administración del Ministerio de Economía y Finanzas. Se remitirá constancia de estos registros a la Comisión de Presupuesto de la Asamblea Nacional y a la Contraloría General de la República para su incorporación a la planilla correspondiente.

ARTÍCULO 266. Pago de planillas adicionales. Para pagar las planillas adicionales, la entidad debe tener la disponibilidad presupuestaria para hacerle frente al pago y las prestaciones correspondientes.

ARTÍCULO 267. Consultoría. La contratación de consultorías se ceñirá a los procedimientos previstos en la Ley 22 de 2006, sobre contrataciones públicas, y deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que cuenta con el financiamiento garantizado para la vigencia corriente. En los casos que la consultoría se prolongue por dos o más vigencias fiscales, la entidad contratante se obliga a incluir en el presupuesto de las siguientes vigencias las partidas presupuestarias hasta culminar la fecha del contrato.

Los pagos de estos contratos se harán en forma parcial contra informe de avance y nota de aceptación satisfactoria, y el pago final, contra la aprobación del producto final de los servicios contratados o como se defina en el contrato.

Los contratos de consultoría con profesionales o técnicos, personas naturales o jurídicas, nacionales o extranjeros, para la realización de estudios, investigaciones, diseños, supervisión de obras, capacitación y otros de similar naturaleza se imputarán a la partida de consultorías, y deberán definir los objetivos, las tareas que se van a realizar y el cronograma de actividades.

ARTÍCULO 268. Gastos de representación. Solo tendrán derecho a gastos de representación los funcionarios que ocupen como titulares los cargos de: presidente de la República, vicepresidente de la República, ministros y viceministros de Estado, secretarios generales, diputados, secretario y subsecretarios generales de la Asamblea Nacional, director y subdirector general de Asesoría Legal y Técnica, director y subdirector nacional de Asesoría Legal y Técnica de Comisiones, director nacional de Asesoría en Asuntos Plenarios, director nacional de Asesoría Legal en Asuntos Administrativos, rectores y vicerrectores de las universidades oficiales, procurador general de la Nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, magistrados de los Tribunales Superiores, magistrados del Tribunal Administrativo de Contrataciones Públicas, magistrados del Tribunal Administrativo Tributario, magistrados del Tribunal Electoral y el fiscal general electoral, magistrados del Tribunal de Cuentas y el fiscal general de cuentas, defensor del pueblo, adjunto del defensor del pueblo, contralor y subcontralor general de la República, gobernadores, directores y subdirectores generales de las instituciones del Sector Descentralizado, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, administradores y subadministradores generales de las instituciones del Sector Descentralizado, gerentes y subgerentes generales de las instituciones del Sector Descentralizado, secretario ejecutivo del SIACAP, director y subdirector general de la Policía Nacional, director y subdirector nacional de Inteligencia y Seguridad, director y subdirector general del Servicio Nacional de Fronteras, director y subdirector general del Servicio Nacional Aeronaval, director y subdirector general del Servicio Nacional de Migración, director y subdirector del Servicio de Protección Institucional de la Presidencia de la República, secretarios ejecutivos nacionales de la Presidencia de la República, jefes de misiones diplomáticas, directores y subdirectores nacionales, presidente, secretario y tesorero de los consejos provinciales de coordinación, directores regionales y provinciales, comisionados, subcomisionados, mayores y capitanes de la Policía Nacional, del Servicio Nacional Aeronaval, del Servicio de Protección Institucional de la Presidencia de la República, del Servicio Nacional de Fronteras y los cargos que por ley tengan derecho, siempre que en el Presupuesto se provea la correspondiente asignación. Los gastos de representación se pagarán a los funcionarios mientras ejerzan sus respectivos cargos.

Durante la vigencia de la presente Ley, no podrán incrementarse los gastos de representación respecto a la asignación original para el cargo ni crearse para cargos que no están expresamente citados en el párrafo anterior.

ARTÍCULO 269. Sobretiempo. Solo se reconocerá remuneración por sobretiempo cuando el servidor público haya sido previamente autorizado por el jefe inmediato a laborar en horarios extraordinarios. Dicho sobretiempo solo se podrá autorizar cuando exista la disponibilidad en la partida presupuestaria correspondiente y no exceda del 25% de la jornada regular de un mes, para casos autorizados por el superior jerárquico inmediato del servidor público. Solo se pagará remuneración por trabajos extraordinarios efectivamente realizados hasta un monto que no exceda el 50% del sueldo regular de un mes, en casos extraordinarios debidamente autorizados por el superior jerárquico inmediato del servidor público y la autoridad máxima de la institución. Quedan exceptuados de los límites anteriores los funcionarios del Tribunal Electoral cuando se requieran consultas populares y los funcionarios del Sector Salud, por razones de servicios médicos asistenciales requeridos.

ARTÍCULO 270. Viáticos en el interior del país. Cuando se viaje en misión oficial dentro del territorio nacional, se reconocerán viáticos por concepto de alimentación y hospedaje de acuerdo con la tabla siguiente:

1. Para titulares de las entidades públicas: ministros, viceministros, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, procurador general de la Nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas y del Tribunal Administrativo Tributario, contralor y subcontralor general, fiscal general electoral, fiscal general de cuentas, defensor del pueblo, adjunto del defensor del pueblo, secretarios ejecutivos nacionales de la Presidencia de la República, directores y subdirectores generales, gerentes y subgerentes generales, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, administradores y subadministradores generales y rectores y vicerrectores de las universidades oficiales, secretario ejecutivo del SIACAP, miembros de las juntas directivas de las entidades que conforman el Sector Público, expresidentes y exvicepresidentes de la República, en función pública: B/.125.00 diarios.

2. Para otros funcionarios: directores, subdirectores nacionales y de dependencias y el resto de los funcionarios: B/.100.00 diarios.

Cuando la misión se cumpla en un día, solo se reconocerán como viáticos los gastos de transporte y alimentación. En caso de que deba cumplirse en el lugar habitual de trabajo, fuera de las horas laborables, podrá reconocerse el gasto de alimentación y transporte con cargo a dichas partidas. Estos pagos se harán de acuerdo con el reglamento que establezcan las entidades, y en ningún caso excederán la tabla general de viáticos que establezca el Ministerio de Economía y Finanzas.

Los funcionarios públicos deberán rendir un informe de los resultados de la misión oficial realizada a su superior jerárquico.

ARTÍCULO 271. Viáticos en el exterior del país. En los casos en que sea necesario enviar a funcionarios en misiones oficiales fuera del país, el titular de la institución pública que solicite la autorización para el viaje, o en quien delegue, presentará al Ministerio de la Presidencia la petición de autorización con no menos de quince días de antelación a la fecha de partida. Esta autorización solamente será revocada por el Ministerio de la Presidencia. La solicitud debe tener la información siguiente: el nombre del funcionario que habrá de viajar; el país o los países que visitará; el objeto del viaje; los resultados esperados de la misión; el costo total del viaje, desglosando los gastos de transporte y de viáticos del funcionario, y el detalle de la ruta o itinerario de las líneas aéreas que se utilizarán. Se excluyen de este requisito los funcionarios de los Órganos Legislativo y Judicial, así como del Ministerio Público, la Contraloría General de la República, el Tribunal Electoral, el Tribunal de Cuentas, la Fiscalía General de Cuentas, la Defensoría del Pueblo, las sociedades anónimas, las entidades financieras y la tripulación del avión presidencial. Los viáticos serán los siguientes:

1. Para ministros, viceministros, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, procurador general de la Nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas y del Tribunal Administrativo Tributario, contralor y subcontralor general de la República, fiscal general electoral, fiscal general de cuentas, defensor del pueblo, adjunto del defensor del pueblo, secretarios ejecutivos nacionales de la Presidencia de la República, directores y subdirectores generales, gerentes y subgerentes generales, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, administradores y subadministradores generales y rectores y vicerrectores de las universidades oficiales, secretario ejecutivo del SIACAP, miembros de la Junta Directiva que conforman las entidades del Sector Público, expresidentes y exvicepresidentes de la República, en función pública:

Europa, Asia, África y Oceanía	B/.700.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.600.00 diarios.
México, Centroamérica, el Caribe y el resto de América Latina	B/.500.00 diarios.

2. Para otros funcionarios: directores, subdirectores nacionales y de dependencias y el resto de los funcionarios:

Europa, Asia, África y Oceanía	B/.600.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.500.00 diarios.
México, Centroamérica, el Caribe y el resto de América Latina	B/.400.00 diarios.

No se reconocerán viáticos al funcionario en misión oficial el día de regreso al país.

Cuando un funcionario participe en un evento internacional y la institución patrocinadora del exterior no cubra la totalidad de los viáticos, recibirá el 50% del viático establecido en este artículo según región a la que viaje.

En los casos en que la institución patrocinadora del exterior cubra los gastos, se apoyará al funcionario con un monto fijado a criterio de la entidad nominadora, que no podrá ser superior al 25% del viático establecido para misiones oficiales.

Cuando el funcionario asista a algún evento cuya modalidad esté relacionada con una capacitación, deberá presentar el certificado que otorga el organismo respectivo, a su regreso al país.

Las tablas de viáticos en el exterior arriba señaladas no se aplicarán a los servidores públicos designados en cargos públicos de tiempo definido en el exterior, y a las capacitaciones y entrenamientos en el exterior de los servidores públicos cuando sean superiores a treinta días ordinarios. En su lugar, se aplicará una tabla de viáticos complementarios fijados por el Órgano Ejecutivo, a través del Ministerio de Relaciones Exteriores, mediante decreto ejecutivo, aplicada a la totalidad de las entidades públicas.

Se entiende que corresponden a cargos públicos de tiempo definido en el exterior, entre otras, la designación de personal diplomático en el exterior, incluidas las agregaturas policiales o de seguridad en las sedes diplomáticas, la representación del país o de instituciones estatales ante organismos internacionales o similares.

El funcionario designado para atender misión oficial relacionada con las funciones que ejerce deberá presentar un informe sustantivo ante la Dirección Administrativa de su entidad, sobre los resultados de la misión atendida a su regreso al país, en el término de treinta días calendario. Cuando el funcionario asista por algún evento cuya modalidad esté relacionada a una capacitación, deberá presentar el certificado que otorga el organismo respectivo a su regreso al país.

ARTÍCULO 272. Viajes de funcionarios al exterior. El presidente y el vicepresidente de la República, los ministros y viceministros, los diputados principales y suplentes, el secretario y los subsecretarios generales de la Asamblea Nacional, el defensor del pueblo, el adjunto del defensor del pueblo, el procurador general de la Nación, el procurador de la Administración, los magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas y del Tribunal Administrativo Tributario, el fiscal general electoral, el fiscal general de cuentas, el contralor y el subcontralor general de la República, los embajadores, los directores y subdirectores generales, los gerentes y subgerentes generales, los superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, los rectores y los administradores y subadministradores generales de las entidades del Sector Descentralizado, secretario ejecutivo del SIACAP, expresidentes y exvicepresidentes de la República, en función pública, cuando viajen al exterior en misión oficial, podrán hacerlo en clase ejecutiva, siempre que el viaje sea mayor de tres horas, se exceptúan al presidente y el vicepresidente de la República, presidente del Órgano Legislativo y presidente del Órgano Judicial. El resto de los funcionarios que viajen al exterior en misión oficial viajarán en clase económica.

Los funcionarios que requieran viajar en una clase superior deberán pagar la diferencia de su propio peculio.

PARÁGRAFO. A los miembros de las juntas directivas de las entidades del Sector Público, se les reconocerá el viaje en clase ejecutiva, siempre que el viaje sea mayor de tres horas.

ARTÍCULO 273. Transferencias a entidades descentralizadas. Las transferencias corrientes y de capital a favor de las entidades descentralizadas se asignarán y ejecutarán a través del ministerio coordinador del sector para fines de registro e información sectorial.

ARTÍCULO 274. Pago de obligaciones a la seguridad social. La porción correspondiente al pago de las obligaciones de la seguridad social será centralizada a través de la Dirección General de Tesorería del Ministerio de Economía y Finanzas, de acuerdo con las modalidades siguientes:



1. Las entidades del Gobierno Central deberán efectuar los trámites necesarios dentro de la entidad para la consecución de las partidas presupuestarias y así proceder al registro presupuestario y financiero de estas.

2. En el caso de las entidades descentralizadas subsidiadas, se retendrá, a través de la Dirección General de Tesorería, la porción correspondiente al pago de las obligaciones de la seguridad social.

3. Las entidades públicas no subsidiadas deberán realizar los trámites necesarios dentro de la entidad para la consecución de las partidas presupuestarias y así proceder al registro presupuestario y pagos de las obligaciones de la seguridad social.

ARTÍCULO 275. Transferencias a personas naturales o jurídicas. Cuando se trate de transferencias a personas naturales o jurídicas y a organismos internacionales, el ministerio respectivo autorizará la disposición de dichos recursos y llevará un registro y control de los desembolsos, de conformidad con las normas y procedimientos vigentes.

ARTÍCULO 276. Indemnizaciones ordenadas por los tribunales ordinarios y de arbitrajes. Las sentencias ejecutoriadas de los tribunales que ordenen indemnizaciones son de obligatorio cumplimiento para las instituciones públicas. Para cumplir esta obligación, la respectiva institución podrá solicitar una transferencia de partida o un crédito adicional para cubrir tal erogación si no hubiera asignación para ese propósito. Cuando estas indemnizaciones causen erogación en más de un ejercicio fiscal, las partidas correspondientes deberán consignarse anualmente en el presupuesto de la institución pública respectiva hasta su cancelación.

En el caso de pago de obligaciones adeudadas a funcionarios fallecidos, la cancelación de esas sumas a quienes resulten sus beneficiarios se realizará conforme lo dispone la ley.

El Ministerio de Economía y Finanzas para hacerle frente a los fallos judiciales y de arbitrajes contra la Nación podrá usar partidas presupuestarias de la entidad pública que dio origen a la demanda. En este sentido, el Ministerio de Economía y Finanzas transferirá mediante el procedimiento de traslados de partidas las asignaciones presupuestarias correspondientes, para que en nombre de la Nación honre la obligación del fallo.

ARTÍCULO 277. Prestaciones laborales a los servidores públicos. Toda persona nombrada permanente o eventual en cargos en el Órgano Ejecutivo, el Órgano Legislativo, la Contraloría General de la República, la Caja de Seguro Social, las Instituciones Descentralizadas y los Intermediarios Financieros que perciba remuneración del Estado y sea destituida de su cargo en la Administración Pública de manera injustificada tendrá derecho a recibir una indemnización calculada de acuerdo con la ley.

ARTÍCULO 278. Uso de celulares. El gasto en concepto de celulares adquiridos para el servicio público, de acuerdo con los límites contratados, incluyendo los de tecnología avanzada, solo se reconocerá a los funcionarios que ejercen los cargos de presidente y vicepresidente de la República, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, ministros y viceministros de Estado, gobernadores, magistrados de la Corte Suprema de Justicia, procurador general de la Nación, procurador de la Administración, contralor y subcontralor general de la República, defensor del pueblo, adjunto del defensor del pueblo, magistrados del Tribunal Electoral y fiscal general electoral, magistrados del Tribunal Administrativo de Contrataciones Públicas, magistrados del Tribunal de Cuentas, fiscal general de cuentas, magistrados del Tribunal Administrativo Tributario, directores y subdirectores generales, gerentes y subgerentes generales, administradores y subadministradores generales, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, rectores de universidades oficiales, secretario ejecutivo del SIACAP y secretarios y subsecretarios generales de las entidades del Sector Público.

Adicionalmente a los funcionarios señalados en el párrafo anterior, tendrán derecho al uso de celulares en los ministerios los directores y subdirectores nacionales, secretario general, subsecretario general, así como los asistentes, los asesores, las secretarias y el personal de seguridad del ministro o viceministro y de los diputados, que así lo requieran por la naturaleza de sus funciones y lo hayan autorizado por escrito.

De igual manera, tendrán el mismo derecho los directores y subdirectores nacionales de las entidades del Sector Descentralizado.

Los funcionarios no autorizados en los párrafos anteriores deberán incluirse mediante una resolución administrativa firmada por el representante legal de la entidad.

El gasto de celular no podrá ser reforzado en la vigencia fiscal corriente.

ARTÍCULO 279. Adquisiciones y contratos multianuales. En las compras de medicamentos, de equipo e instrumental médico-quirúrgico, de laboratorio, sanitario, odontológico, de rayos X y otros similares, así como en los contratos de alquiler, de mantenimiento, de arrendamiento financiero y operativo y de consultoría, cuya duración sea mayor de un año, se procederá como sigue:

1. La institución cumplirá con el tiempo estimado de los contratos por adquisiciones de bienes y servicios, la certificación de partida presupuestaria de la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y los pagos efectivos durante el transcurso de dicha ejecución, para cada vigencia fiscal.

2. El acto público se realizará por el valor total del contrato de la adquisición de bienes y servicios. El contrato indicará la partida presupuestaria correspondiente al pago estimado para la vigencia en curso y la obligación de la institución de incluir, en los presupuestos de las próximas vigencias fiscales, las partidas presupuestarias programadas por los montos a pagar en dichas vigencias.

ARTÍCULO 280. Renovación y/o contratación de arrendamiento de oficinas. Cuando una entidad requiera prorrogar o contratar un nuevo arrendamiento de oficinas, cuyo monto sea superior a B/.150,000.00 anual o el canon de arrendamiento mensual a pagar sea superior a

B/.15.50 por m^2,deberá someterlo a la consideración del Consejo Económico Nacional para su evaluación, y requerirá de la certificación de la partida presupuestariapor la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas, en la que conste que cuenta con la asignación presupuestaria correspondiente.

ARTÍCULO 281. Transferencias electrónicas de las asignaciones presupuestarias. El Ministerio de Economia y Finanzas, por medio de la Dirección General de Tesorería, transferirá a las entidades públicas, mediante las asignaciones mensuales, los recursos programados e imputará electrónicamente dicha transferencia en la partida de gasto del ministerio sectorial correspondiente.

ARTÍCULO 282. Pago del bono de incentivo por mejora en la recaudación fiscal. Las instituciones públicas, cuya función es recaudar ingresos para la Hacienda Pública, cobrarán el bono correspondiente cuando las recaudaciones del periodo fiscal sean superiores a lo recaudado en el periodo anterior.

ARTÍCULO 283. Liberación de saldos de partidas comprometidas y no devengadas. Las entidades podrán a partir del 1 de julio descomprometer partidas presupuestarias que a su entendimiento no serán ejecutadas (devengadas) en la vigencia fiscal correspondiente. Para este fin, las entidades deberán enviar nota formal al Ministerio de Economía y Finanzas, en la cual la entidad establece los saldos de las partidas que no podrán ser ejecutadas (devengadas) en la vigencia fiscal para que el Ministerio de Economia y Finanzas proceda a liberar los saldos de estas partidas.

SECCIÓN 3.ª
EJECUCIÓN DE LAS INVERSIONES PÚBLICAS

ARTÍCULO 284. Ejecución de inversiones. La ejecución de inversiones se inicia con el llamado al acto público o la solicitud de excepción. Para tal fin, se deberá contar previamente con su autorización en el Presupuesto General del Estado y la disponibilidad de la partida presupuestaria en cada periodo fiscal.

El llamado al acto público o la solicitud de excepción deberá indicar la partida presupuestaria con cargo a la cual se realizará el gasto. Las entidades con proyectos de ejecución en más de un periodo fiscal tendrán la obligación de incluir los recursos necesarios para atender dichos gastos en el Presupuesto General del Estado de las vigencias fiscales correspondientes.

ARTÍCULO 285. Inversiones públicas por contrato. Las inversiones públicas se realizarán por contrato. Para este propósito, las instituciones ejecutoras prepararán o contratarán, con cargo al proyecto, los servicios de profesionales o técnicos y de firmas privadas para la confección de los correspondientes pliegos, planos, especificaciones y cronogramas de trabajo que servirán para la realización del acto público y demás trámites pertinentes.

ARTÍCULO 286. Inversiones públicas por administración directa. En caso de urgencia, las inversiones podrán ejecutarse por administración directa. La institución ejecutora deberá contar, antes del inicio de la obra, con los planos terminados, el presupuesto de la obra y el cronograma de realizaciones. El personal asignado a las oficinas ejecutoras de proyectos se podrá contratar como personal contingente o transitorio con cargo al presupuesto de funcionamiento, y podrá permanecer hasta que concluya la ejecución del proyecto. En los casos de proyectos de inversión, cuyas fuentes de financiamiento involucren recursos tanto locales como externos, se viabiliza la utilización del objeto de gastos Personal Transitorio para Inversiones (004). La contratación requerida por servicios profesionales se hará con base en lo establecido en el artículo 265.

PARÁGRAFO. Los costos de la administración del proyecto, incluyendo al personal asignado, no excederán el 30% del monto total de la asignación anual del proyecto.

ARTÍCULO 287. Anticipo y pago a contratistas. No se autorizarán pagos sin la presentación de las cuentas debidamente examinadas por la Contraloría General de la República, sobre obras efectivamente realizadas o sobre sus avances. Cuando la ejecución del contrato o de la obra requiera de desembolsos anticipados, el pliego de cargos y las especificaciones técnicas de la licitación pública así lo harán constar, al igual que el respectivo contrato de ejecución de obra, con indicación del requisito de constitución de la fianza de pago anticipado que deberá ser del 100% del valor anticipado.

ARTÍCULO 288. Pago mediante cartas de crédito. La forma de pago mediante el mecanismo de carta de crédito, para compras locales y para compras en el exterior, se utilizará por el Sector Público cuando la naturaleza de la obra así lo amerite, siempre que el pliego de cargos de la respectiva licitación así lo haga constar y quede debidamente estipulado en el correspondiente contrato. La gestión para la apertura del crédito ante el Banco Nacional de Panamá deberá ser previamente autorizada por el Ministerio de Economía y Finanzas y refrendada por la Contraloría General de la República.

ARTÍCULO 289. Inversiones multianuales. Para los efectos de proyectos de inversión de duración mayor de un año, se procederá como sigue:

1. La institución, junto con la Dirección de Presupuesto de la Nación y la Dirección de Programación de Inversiones del Ministerio de Economía y Finanzas, estimará el tiempo de ejecución del proyecto y los pagos efectivos durante el transcurso de ejecución de este.

2. La licitación pública se realizará por la totalidad del proyecto, y el contrato entre el Estado y el contratista incluirá la partida presupuestaria correspondiente al pago estimado para la vigencia en curso, debidamente certificada por la Dirección de Presupuesto de la Nación. De igual forma, el contrato deberá incluir una cláusula que obligue a la institución, y por ende al Estado, a incluir en los presupuestos de la institución de las próximas vigencias fiscales los recursos financieros programados a pagar durante esas vigencias correspondientes. Estos proyectos tendrán prioridad

sobre cualquier otro proyecto y la institución estará obligada a ejecutar el proyecto en forma prioritaria. Asimismo, el Ministerio de Economía y Finanzas, a través del Presupuesto General del Estado de las vigencias fiscales correspondientes, honrará las obligaciones contraídas y les dará prioridad a los proyectos en ejecución.

ARTÍCULO 290. Aumento del costo de la inversión. Los aumentos del costo total de un proyecto de inversión, debidamente justificados por razones técnicas no previstas en los planos y especificaciones originales, deberán contar previamente con las asignaciones presupuestarias respectivas.

Las adendas por incremento de monto de un contrato deberán cumplir con las autorizaciones que indica la Ley de Contrataciones Públicas para las modificaciones o adiciones a los contratos con base en el interés público.

ARTÍCULO 291. Registro de gastos en los proyectos de inversión. Los desembolsos de los fondos a través de convenios de empréstitos o donaciones deberán ingresar a la Cuenta Única del Tesoro para efectos de registro y, posteriormente, podrán ser depositados en las cuentas indicadas en dichos convenios o donaciones, para los efectos de su administración.

No se registrarán gastos en los proyectos de inversión con financiamiento local, si previamente no se han recibido los desembolsos correspondientes.

ARTÍCULO 292. Registro de las inversiones financieras del Banco Nacional de Panamá, la Caja de Ahorros, la Caja de Seguro Social, las Operaciones Financieras y el Servicio de la Deuda Pública. Por la naturaleza de las inversiones financieras que realizan el Banco Nacional de Panamá la Caja de Ahorros y la Caja de Seguro Social, los cuales compiten en el mercado financiero, se autoriza para que estas entidades en su Programa de Inversiones Financieras realicen las modificaciones en ejecución de las asignaciones presupuestarias, con la finalidad de mantener el equilibrio entre los gastos y el presupuesto autorizado. De igual manera, esta medida se aplicará a los intereses y comisiones que se pagan a los cuentahabientes, comisiones y gastos bancarios de estas entidades financieras.

Adicionalmente, esto regirá también para cualquier operación financiera, amortización y manejo de pasivo en que incurra el Estado.

ARTÍCULO 293.   Contratos de préstamos externos. Los pliegos de cargos y demás documentos de las licitaciones para la ejecución de obras o adquisición de bienes y servicios, financiados con fondos provenientes de contratos de préstamos con organismos financieros internacionales o gobiernos extranjeros, podrán incluir las normas y procedimientos previstos en dichos contratos.

PARÁGRAFO. Solamente se comprometerá el pago con fuente externa cuando se haya recibido el desembolso o esté garantizada su recepción oficialmente.

ARTÍCULO 294. Solicitud mensual de las asignaciones de fondos a la Dirección de Tesorería. Con la finalidad de mantener una eficiente programación de caja, las entidades subsidiadas solicitarán a la Dirección General de Tesorería mensualmente la asignación de fondos para hacerle frente a los pagos durante el mes correspondiente, compatibilizando la asignación del subsidio con la programación de caja de la Dirección General de Tesorería. Para dar cumplimiento a esta disposición, las entidades subsidiadas deberán presentar a la Dirección General de Tesorería y a la Dirección de Presupuesto de la Nación el flujo de caja mensualizado, a más tardar en el mes de diciembre de la presente vigencia fiscal, y las actualizaciones del flujo, al final de cada mes.

<center>SECCIÓN 4.ª</center>
<center>MODIFICACIONES AL PRESUPUESTO</center>

ARTÍCULO 295. Traslado de partida. El traslado de partida es la transferencia de recursos en las partidas del Presupuesto, con saldo disponible de fondos o sin utilizar, a otras que se hayan quedado con saldos insuficientes o que no tengan asignación presupuestaria.

Los traslados de partidas se podrán realizar entre el 1 de febrero y el 15 de noviembre; no obstante, podrán realizarse en cualquier época del año en el caso de obras de inversiones y gastos para la atención de servicios sociales.

Las instituciones públicas presentarán las solicitudes de traslados de saldos disponibles de fondos entre las partidas presupuestarias y de los ahorros comprobados en la ejecución presupuestaria debidamente autorizadas por el representante legal de la entidad, o quien él designe, al Ministerio de Economía y Finanzas, que previa verificación de la efectiva disponibilidad de los saldos no comprometidos tramitará o no la correspondiente solicitud. Los traslados de partidas de trescientos mil balboas (B/.300,000.00) o más se remitirán a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo. Una vez aprobados mediante resolución por la Comisión de Presupuesto de la Asamblea Nacional, el Ministerio de Economía y Finanzas incorporará esta aplicación al Sistema Informático aprobado por el Ministerio de Economía y Finanzas y notificará a la entidad. Si la Comisión no realiza ninguna actuación dentro de los veinte días siguientes al recibo de la solicitud, se entenderá que ha sido aprobada la modificación correspondiente. Si por el contrario, la Comisión de Presupuesto de la Asamblea Nacional realiza actuación, se suspende el término, y se comunicará a la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y a la entidad solicitante, hasta que la entidad solicitante realice la sustentación ante la Comisión, que la aprobará o la rechazará.

Las entidades públicas podrán realizar en forma expedita los traslados de partidas menores de la suma de trescientos mil balboas (B/.300,000.00), que podrán ser tramitados, realizados y autorizados por estas, y remitidos para su información al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto. Esta Comisión podrá hacer las citaciones a las instituciones solicitantes, cuando considere necesario requerir una sustentación de estos traslados. Para dar cumplimiento a esta disposición, la Dirección Nacional de Contabilidad parametrizará en el Sistema Informático lo señalado en el artículo anterior. Sobre las limitaciones a los traslados de partidas, para mantener los controles correspondientes.

<center>112</center>

PARÁGRAFO 1. En los casos de emergencia nacional declarada por el Consejo de Gabinete, mediante resolución, se faculta al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, para realizar traslados de partidas con el fin de hacerle frente a dicha emergencia, por un monto de hasta un millón de balboas (B/.1,000,000.00) y en cumplimiento con la Ley 34 de 2008, sobre Responsabilidad Social Fiscal. La documentación correspondiente se remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento. Esta Comisión podrá citar a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados. La institución beneficiada deberá presentar en treinta días calendario, concluida su ejecución, toda la documentación sobre el uso de estos fondos a la Comisión de Presupuesto.

PARÁGRAFO 2. No se podrá dividir la asignación presupuestaria del objeto de gasto de la partida presupuestaria en partes o grupos, con el fin de que el monto objeto del traslado no alcance los trescientos mil balboas (B/.300,000.00).

ARTÍCULO 296. Limitaciones a los traslados de partidas. Las solicitudes de traslados de saldos de las partidas de gastos deberán ajustarse a las normas siguientes:

1. Los saldos de ahorros comprobados de las partidas de servicios básicos y de contribuciones a la seguridad social solamente se podrán utilizar para reforzar objetos de gastos entre sí, o sea, entre servicios básicos y entre contribuciones a la seguridad social y sus correspondientes créditos reconocidos o vigencias expiradas.

2. Los saldos de ahorros comprobados de la partida de sueldos fijos solamente se podrán utilizar para reforzar objetos de gastos dentro del grupo de servicios personales, indemnizaciones laborales (612), medicamentos (244), insumos médico-quirúrgicos (que abarca los siguientes objetos de gastos: 274, 276, 277 y 278 del Ministerio de Salud, el Instituto Conmemorativo Gorgas de Estudios de la Salud y la Caja de Seguro Social) y partidas de inversión.

3. Los saldos de las partidas de gastos de funcionamiento podrán ser trasladados entre sí, con excepción de alimentos para consumo humano, de cuotas a organismos internacionales y del Servicio de la Deuda Pública. En caso de que se identifiquen ahorros comprobados en estos objetos de gastos, serán verificados por el Ministerio de Economía y Finanzas.

4. Los saldos de las partidas de funcionamiento podrán reforzar proyectos de inversión; no obstante, las partidas de inversión no podrán trasladarse para reforzar partidas de funcionamiento.

5. Los saldos de las partidas de inversiones podrán trasladarse entre sí.

6. La cancelación o posposición de proyectos de inversión presupuestados en la vigencia podrán reforzar otros proyectos con partidas insuficientes o crear nuevos proyectos de inversión.

7. Se prohíbe trasladar saldos disponibles para reforzar las partidas del objeto del gasto codificadas en el grupo de Asignaciones Globales, con excepción de los Gastos del Servicio Exterior, de Emergencias Nacionales y Reservas para Contingencias.

ARTÍCULO 297. Créditos adicionales. Los créditos adicionales son los que aumentan el monto del Presupuesto General del Estado y se dividen en dos clases: extraordinarios y suplementarios. Los extraordinarios son los que se aprueban con el fin de atender causas imprevistas y urgentes, así como los gastos que demanden la creación de un servicio y/o proyecto no previsto en el Presupuesto. Los suplementarios son los destinados a proveer la insuficiencia en las partidas existentes en el Presupuesto.

ARTÍCULO 298. Viabilidad de los créditos adicionales. Los créditos adicionales serán viables cuando exista un superávit o excedente real comparado contra el Presupuesto de Ingresos, cuando exista un ingreso que no haya sido incluido en el Presupuesto o cuando se cree uno nuevo.

Dichas solicitudes de créditos adicionales se tramitarán de acuerdo con los niveles de ejecución de los programas, las actividades y los proyectos, demostrados por las entidades solicitantes.

ARTÍCULO 299. Plazos para los créditos adicionales. Los créditos adicionales que se generen en las instituciones públicas se solicitarán al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, acompañados de una justificación que permita a este Ministerio realizar un análisis evaluativo de su viabilidad. En el caso de las entidades del Sector Descentralizado, se deberá incluir la resolución de aprobación de la respectiva junta directiva. Las solicitudes se podrán presentar, entre el 1 de febrero y el 30 de octubre del año de la vigencia del Presupuesto, al Ministerio de Economía y Finanzas, y a la Comisión de Presupuesto de la Asamblea Nacional hasta el 15 de noviembre, a fin de ser votadas por esta, siempre que cumplan con lo dispuesto en el artículo anterior.

El Consejo Económico Nacional y el Consejo de Gabinete, según lo que corresponda, por solicitud expresa del presidente de la República, estarán facultados para considerar créditos adicionales fuera de los periodos establecidos en este artículo, y la Comisión de Presupuesto de la Asamblea Nacional estará facultada para darles el trámite correspondiente.

ARTÍCULO 300. Procedimiento de los créditos adicionales. Las instituciones públicas presentarán las solicitudes de créditos adicionales al Ministerio de Economía y Finanzas, el cual elaborará el proyecto de resolución.

Cuando el proyecto de resolución recomendado no exceda un monto de tres millones de balboas (B/.3,000,000.00), será remitido al Consejo Económico Nacional para su aprobación y, posteriormente, junto con el informe sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, se someterá a la aprobación final de la Comisión de Presupuesto de la Asamblea Nacional. Cuando el proyecto de resolución recomendado exceda un monto de tres millones de balboas (B/.3,000,000.00), se remitirá al Consejo Económico Nacional para que emita su opinión favorable o no; posteriormente, junto con el informe favorable sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, será remitido para la aprobación del Consejo de



Gabinete, que lo remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo.

La Contraloría General de la República deberá pronunciarse por escrito sobre la viabilidad financiera y la conveniencia, en un plazo no mayor de quince días hábiles, contado desde la fecha en que recibe la documentación enviada por el Ministerio de Economía y Finanzas.

ARTÍCULO 301. Modificaciones presupuestarias entre instituciones. El Ministerio de Economía y Finanzas podrá tramitar modificaciones al Presupuesto General del Estado, a través de la Dirección de Presupuesto de la Nación, por medio de la reducción del monto de una o más instituciones, con el propósito de incrementar la asignación presupuestaria de otra u otras, mediante el procedimiento de traslado de partidas interinstitucional, tomando en cuenta la disponibilidad presupuestaria o por la baja ejecución de las entidades de acuerdo con lo previsto en el artículo 244.

ARTÍCULO 302. Modificación a la estructura de puestos mediante resolución. Las modificaciones a la estructura de puestos que requieran las instituciones públicas deberán ser solicitadas, a partir del 1 de febrero hasta el 15 de septiembre, al Ministerio de Economía y Finanzas para su evaluación y registro. Igualmente, las solicitudes de modificaciones debidamente autorizadas por el representante legal o en quien él delegue, a fin de eliminar posiciones vacantes, crear posiciones nuevas, modificar posiciones existentes y asignar dietas y sobresueldos debidamente autorizados. El Ministerio de Economía y Finanzas, posteriormente, enviará a la Comisión de Presupuesto de la Asamblea Nacional la documentación correspondiente para su conocimiento.

El monto de los aumentos y de las creaciones establecidas en los cambios de la estructura de puestos solo podrá ser financiado mediante la disminución y eliminación de puestos.

Todos los cambios no podrán tener efectividad retroactiva anterior al 1 de febrero, salvo los casos establecidos por ley.

Cuando la modificación a la estructura de puestos solicitada conlleva un traslado de partida, este podrá ser tramitado simultáneamente con la solicitud de modificación. Este traslado de partida deberá contemplar los montos correspondientes a las contribuciones a la seguridad social y el XIII mes que corresponda.

CAPÍTULO III
SEGUIMIENTO Y EVALUACIÓN DEL PRESUPUESTO

ARTÍCULO 303. Seguimiento y evaluación. Seguimiento es verificar si la ejecución del Presupuesto se está realizando de acuerdo con los planes, programas, proyectos y decisiones, así como identificar problemas y solucionarlos. Evaluación es verificar si los resultados obtenidos y logros alcanzados han sido oportunos y a costos razonables, y reajustar los programas si es indispensable.

ARTÍCULO 304. Procedimiento. El Ministerio de Economía y Finanzas realizará el seguimiento y la evaluación de los programas, actividades y proyectos incluidos en el Presupuesto General del Estado para asegurar que su avance físico, presupuestario y financiero corresponda a lo previsto.

En caso de determinarse atraso en los calendarios de ejecución preparados por las propias instituciones ejecutoras, el Ministerio de Economía y Finanzas podrá retener los pagos, con base en las asignaciones mensuales establecidas, hasta que se solucionen los problemas que obstaculizan la ejecución del Presupuesto.

El Ministerio de Economía y Finanzas dará seguimiento a la ejecución financiera y presupuestaria del Sector Público y, si en cualquier época del año considera fundadamente que el total de los ingresos disponibles pueda ser inferior al total de los gastos autorizados en el Presupuesto General del Estado, junto con la Contraloría General de la República, presentará un plan de contención del gasto público al Consejo de Gabinete para su aprobación; no obstante, se comunicará a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

El Ministerio de Economía y Finanzas también podrá presentar al Órgano Ejecutivo un plan de reducción del gasto público, cuando en cualquier época del año los ingresos efectivamente recaudados sean inferiores a los presupuestados y no exista previsión para solventar tal condición. Este plan será sometido a la aprobación del Consejo de Gabinete y a la Comisión de Presupuesto de la Asamblea Nacional para la correspondiente modificación del Presupuesto General del Estado.

PARÁGRAFO. En el año fiscal en que se lleve a cabo elecciones generales, el presupuesto del Tribunal Electoral queda exceptuado de la aplicación de esta norma restrictiva. Durante este periodo, el Tribunal Electoral tendrá siempre a su disposición las partidas que le hubieran sido aprobadas en el Presupuesto General del Estado.

ARTÍCULO 305. Plazos e informes. Las instituciones públicas y las empresas que generen ingresos y aportes al Fisco remitirán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros veinte días de cada mes, un informe que muestre la ejecución presupuestaria con todos los detalles que sean solicitados, especialmente la información referente a sus ingresos, gastos, inversiones, deuda pública, flujo de caja, gestión administrativa, indicadores de gestión, logros programáticos y volúmenes de trabajo. En adición y dentro de los primeros veinte días del vencimiento de cada trimestre, presentarán a estas instituciones una copia de sus estados financieros. Además, durante los veinte primeros días de cada mes, deberán remitir a la Dirección de Programación de Inversiones del Ministerio de Economía y Finanzas un informe con el porcentaje de ejecución física de los Proyectos de Inversión.

Las empresas mixtas que generen ingresos y aportes al Fisco deberán presentar estados financieros no auditados trimestrales y estados financieros auditados anuales. Dichas empresas tendrán un plazo de sesenta días después de terminado cada trimestre, y de ciento veinte días después de terminado el año fiscal para su presentación al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional.

Con base en lo anterior, el Ministerio de Economía y Finanzas, junto con la Contraloría General de la República, presentará a la Presidencia de la República y a la Comisión de Presupuesto de la Asamblea Nacional un informe semestral analítico consolidado sobre la Ejecución Presupuestaria del Sector Público dentro de los cuarenta y cinco días siguientes a la terminación del semestre correspondiente. El Ministerio de Economía y Finanzas presentará el informe semestral de Ejecución Física y Financiera de las Inversiones del Sector Público, que incluye las inversiones financiadas por el Fondo de Ahorro de Panamá. La ejecución presupuestaria de los egresos o gastos deberá reflejar los compromisos registrados en la contabilidad presupuestaria a la fecha de presentación del informe, ajustados los gastos contingentes que se hayan comprometido.

En el caso de fideicomisos del Estado, el fiduciario presentará al fideicomitente los informes que determine el respectivo documento contractual, con la periodicidad establecida. A su vez, el fideicomitente entregará copia de esos informes a la Contraloría General de la República y al Ministerio de Economía y Finanzas, para su conocimiento, así como cualquier requerimiento de información relacionada con los fideicomisos.

La Contraloría General de la República presentará al Órgano Ejecutivo y al Órgano Legislativo un informe trimestral sobre el estado financiero de la Administración Pública, sin perjuicio de hacerlo con mayor frecuencia cuando las circunstancias lo ameriten o cuando le sea requerido por cualquiera de estos. Por su parte, el Ministerio de Economía y Finanzas presentará semestralmente a la Comisión de Presupuesto de la Asamblea Nacional un informe sobre el estado de la Deuda Pública y su servicio. Estos informes se presentarán dentro de los cuarenta y cinco días siguientes a la terminación del siguiente semestre.

CAPÍTULO IV
CIERRE Y LIQUIDACIÓN DEL PRESUPUESTO

ARTÍCULO 306. Cierre presupuestario. Cierre es la finalización de la vigencia presupuestaria anual después de la cual no se registra recaudación de ingresos ni se realiza compromiso de gastos con cargo al Presupuesto clausurado. El cierre se realizará el 31 de diciembre de cada año.

El Ministerio de Economía y Finanzas presentará el informe de cierre a la Comisión de Presupuesto de la Asamblea Nacional para analizar el cumplimiento en la ejecución del Presupuesto General del Estado, a más tardar dentro de los sesenta días siguientes al cierre fiscal.

ARTÍCULO 307. Reserva de caja. Con el propósito de facilitar el cierre del Presupuesto, las instituciones públicas deberán solicitar al Ministerio de Economía y Finanzas reservas de caja de los compromisos devengados existentes al 31 de diciembre, estos deben ser pagados a más tardar el último día laborable del mes de abril del siguiente año.

Para el caso de proyectos o cuentas que cubren más de una vigencia, las instituciones deberán incluir en las solicitudes de reserva solamente los compromisos a pagar durante el año de la vigencia presupuestaria.

ARTÍCULO 308. Liquidación presupuestaria. Liquidación es el conocimiento de los resultados de la ejecución presupuestaria de la situación financiera del Sector Público. La liquidación del Presupuesto de la vigencia corriente se realizará hasta el 30 de abril del año posterior.

Corresponde al Ministerio de Economía y Finanzas, coordinadamente con la Contraloría General de la República, efectuar los ajustes que permitan realizar la liquidación del Presupuesto General del Estado, con base en los informes presentados por las entidades públicas y en la información proporcionada por la contabilidad gubernamental.

ARTÍCULO 309. Saldos bancarios disponibles no devengados. Si al final del ejercicio fiscal las entidades de Gobierno Central y Sector Descentralizado subsidiado mantienen saldos bancarios disponibles no devengados, deberán reintegrarlos a la Cuenta Única del Tesoro a más tardar el último día hábil del mes de abril. En caso de que no se cumpla con esta disposición, el Ministerio de Economía y Finanzas ordenará mediante nota al Banco Nacional de Panamá y/o la Caja de Ahorros, según sea el caso, el reintegro de estos recursos a la Cuenta Única del Tesoro. Aquellas entidades no subsidiadas deberán presentar su estado de cuenta bancaria junto con un detalle de los compromisos y pagos a realizar con este saldo. La diferencia pasará a la Cuenta Única del Tesoro, previa evaluación del Ministerio de Economía y Finanzas.

ARTÍCULO 310. Uso del saldo en caja y banco disponible. El uso del saldo en caja y banco disponible de la vigencia corriente deberá incorporarse mediante crédito adicional al Presupuesto, siempre que no esté presupuestado por la entidad.

El saldo en caja y banco de vigencias anteriores no se considera ingreso corriente y su uso podrá ser autorizado por el Ministerio de Economía y Finanzas previa evaluación de su incidencia en el Balance Fiscal. Para tal fin, se tomarán en cuenta los niveles de ejecución de las entidades que conforman el Sector Público No Financiero.

ARTÍCULO 311. Saldos bancarios disponibles no devengados. Si al final del ejercicio fiscal las entidades de Gobierno Central y Sector Descentralizado subsidiado mantienen saldos bancarios disponibles no devengados, deberán reintegrarlos a la Cuenta Única del Tesoro, a más tardar el último día hábil del mes de abril. En caso de que no se cumpla con esta disposición, el Ministerio de Economía y Finanzas ordenará mediante nota al Banco Nacional de Panamá y/o la Caja de Ahorros, según sea el caso, el reintegro de estos recursos a la Cuenta Única del Tesoro. Aquellas entidades no subsidiadas deberán presentar su estado de cuenta bancaria junto con un detalle de los compromisos y pagos a realizar con este saldo. La diferencia pasará a la Cuenta Única del Tesoro, previa evaluación del Ministerio de Economía y Finanzas.

Los saldos en caja y banco producto de tasas y derechos de las Entidades Descentralizadas, que cobran a sus usuarios y no son utilizados durante las vigencias fiscales correspondientes, pasarán a la Cuenta Única del Tesoro.

ARTÍCULO 312. Excedentes de caja y banco. Los excedentes de caja y banco resultantes de asignaciones presupuestarias no comprometidas al 31 de diciembre por las entidades públicas no podrán ser utilizados para financiar gastos adicionales no incluidos en el presupuesto de la vigencia fiscal siguiente.

ARTÍCULO 313. Registro de los gastos devengados por alquileres y servicios básicos. Se autoriza el registro devengado de la obligación con base en el promedio de los últimos tres meses recibidos hasta completar los meses para cerrar el año fiscal. De existir diferencias a favor o en contra, se realizarán los ajustes correspondientes.

Con respecto a los alquileres, el registro del devengado se realizará con base en el canon de arrendamiento del contrato pactado. En caso del cierre fiscal y que no se haya recibido la facturación, quedan sin efecto los registros correspondientes.

CAPÍTULO V
DISPOSICIONES VARIAS

ARTÍCULO 314. Tope Presupuestario. El Ministerio de Economía y Finanzas, basado en las proyecciones fiscales fijará, los límites de gastos presupuestarios a cada entidad pública y lo comunicará oportunamente para la vigencia fiscal 2019.

ARTÍCULO 315. Presentación de anteproyecto de presupuesto. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas su anteproyecto de presupuesto para cada vigencia fiscal, a más tardar el 30 de abril de cada año. En el caso de los proyectos de inversión deberán contar con el registro correspondiente en el Banco de Proyectos del Sistema de Inversiones Públicas –SINIP–.

El anteproyecto de presupuesto deberá incluir los indicadores de gestión, los objetivos y metas programáticas e institucionales vinculados con los recursos al Plan Estratégico de Gobierno, así como las proyecciones de ingresos y gastos de funcionamiento e inversión, anual y a mediano plazo, para un periodo no menor de tres años adicionales.

A las entidades que no cumplan con esta disposición, se les tomará como anteproyecto la cifra preliminar que presenta el Ministerio de Economía y Finanzas a través de la Dirección de Presupuesto de la Nación.

ARTÍCULO 316. Modificación a la estructura programática. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas, a partir del 15 de enero hasta el 30 de marzo, modificaciones a su estructura programática, a través de la Dirección de Presupuesto de la Nación, que las evaluará y recomendará.

ARTÍCULO 317. Traslados de funcionarios entre entidades del Estado. Del 15 de enero hasta el 30 de junio el servidor público nombrado para prestar servicios en una entidad del Estado, que es requerido por otra, podrá ser transferido a esta última mediante la solicitud formulada al Ministerio de Economía y Finanzas por la institución interesada, la aceptación de la institución que hizo el nombramiento y el consentimiento del funcionario afectado. El Ministerio de Economía y Finanzas preparará la resolución ejecutiva correspondiente con el detalle de las afectaciones presupuestarias y, una vez aprobada, comunicará la acción a las entidades involucradas y a la Contraloría General de la República. La ejecución de esta decisión requerirá únicamente de la aprobación del presidente de la República y del acta de inicio de labores correspondiente.

ARTÍCULO 318. Autorización para descuentos mensuales de las cuentas corrientes de las instituciones. Se autoriza al Ministerio de Economía y Finanzas, a través de la Dirección General de Tesorería, para que instruya al Banco Nacional de Panamá a descontar mensualmente de las cuentas corrientes de las instituciones públicas las sumas de dinero correspondientes a su cuenta de consumo de servicios básicos (agua, teléfono, aseo y energía eléctrica), contribuciones a la seguridad social y aportes al Gobierno Central.

Se incluyen en esta disposición las transferencias o aportes a favor de instituciones públicas, consignadas en los presupuestos de las instituciones receptoras como parte de sus ingresos, así como las establecidas por leyes especiales.

ARTÍCULO 319. Compensación de créditos y débitos entre instituciones públicas. Se autoriza la compensación de créditos a favor y deudas a cargo del Gobierno Central, entre este y las entidades del Sector Descentralizado, y de estas entre sí. La autorización para la compensación en referencia estará a cargo del Órgano Ejecutivo a través del Consejo de Gabinete. Para hacer efectiva esta disposición, deberá cumplirse con los mecanismos presupuestarios correspondientes.

Para los efectos de cumplir con los trámites de compensación antes señalados el Ministerio de Economía y Finanzas, junto con las entidades afectadas y la Contraloría General de la República, acordará el procedimiento apropiado para los ajustes y registros necesarios. Este procedimiento deberá ser notificado a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 320. Informe sobre políticas y sistema salarial. Con el propósito de conformar una base de datos central del sistema presupuestario y salarial, todas las entidades que componen el Sector Público deberán remitir mensualmente al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional copias de sus respectivos sistemas de planilla con la información siguiente:

1.   Datos básicos individuales de cada funcionario.
2.   Clase ocupacional a la que pertenece el funcionario.
3.   Carrera y régimen al que pertenece.
4.   Unidad organizativa a la que pertenece.

5.   Clasificación presupuestaria programática del cargo.

6.   Conceptos e importes pagados según la planilla.

7.   Estructura de la entidad.

8.   Vacantes.

ARTÍCULO 321. Manual de organización y de clases ocupacionales. Las instituciones del Sector Público deberán actualizar sus respectivos manuales institucionales de organización y de clases ocupacionales, según la metodología adoptada por el Ministerio de Economía y Finanzas, aplicando los niveles funcionales y jerárquicos definidos en la Ley 9 de 1994 y el Manual de Clases Ocupacionales con base en la metodología de la Dirección General de Carrera Administrativa para atender lo dispuesto en el artículo 306 de la Constitución Política, relativo al Manual de Clasificación de Puestos en las dependencias oficiales.

La actualización de ambos manuales será adoptada para la elaboración de los subsiguientes presupuestos.

ARTÍCULO 322. Derechos reconocidos en las carreras públicas. Las instituciones públicas deben establecer en cada anteproyecto de presupuesto los montos necesarios para cubrir los derechos reconocidos a los servidores públicos amparados según las disposiciones que establecen en las distintas carreras públicas.

ARTÍCULO 323. Modificación a la estructura organizativa. Las instituciones del Sector Público solicitarán al Ministerio de Economía y Finanzas modificaciones a su estructura organizativa, a través del Departamento de Organización del Estado de la Dirección de Presupuesto de la Nación, que las evaluará y autorizará.

ARTÍCULO 324. Control Previo. Para los efectos de esta Ley, se entiende por Control Previo la fiscalización y el análisis de las actuaciones administrativas que afectan o puedan afectar un patrimonio público, antes de que tal afectación se produzca, a fin de lograr que se realicen con corrección y dentro de los marcos legales. Para tal fin, la Contraloría General de la República, a través del funcionario que la represente, consignará su conformidad con acto de manejo mediante su refrendo, una vez se compruebe que cumple con los requisitos legales necesarios, cumpliendo con el deber de salvaguardar los intereses del Estado, y en apego a lo dispuesto en la Constitución Política y la Ley 32 de 1984, Orgánica de la Contraloría General de la República. Por el contrario, cuando medien razones jurídicas objetivas que ameriten la oposición de la Contraloría a que el acto se emita, el representante de dicha institución improbará el acto por escrito e indicará al funcionario u organismo encargado de emitirlo las razones en que se funda tal improbación. El refrendo a que se refiere este artículo puede hacerse vía electrónica.

Este Control se aplicará en los contratos y actos públicos, de conformidad con la legislación correspondiente.

ARTÍCULO 325. Ejercicio de control interno por las instituciones. En apoyo a las tareas de ejecución, el control interno y externo, el seguimiento y la evaluación del Presupuesto, sin perjuicio de las facultades fiscalizadoras de la Contraloría General de la República, cada institución incluida en el ámbito de aplicación previsto en el artículo 242 establecerá una estructura de control interno aplicable al área de presupuesto y verificará el cumplimiento para garantizar el logro de los objetivos y metas institucionales en términos de economía, eficiencia y efectividad.

ARTÍCULO 326. Saldo de vigencia de seguro educativo. La Contraloría General de la República, según lo establecido en la Ley 49 de 2002, que modifica artículos del Decreto de Gabinete 168 de 1971, sobre el Seguro Educativo, modificado por las Leyes 13 y 16 de 1987, deberá certificar, a más tardar el 15 de enero del año 2018, sobre el excedente del Seguro Educativo existente al Ministerio de Economía y Finanzas y al Ministerio de Educación, para que puedan proceder a incluir dichas sumas en el Presupuesto y para los fines propuestos por la Ley 49 de 2002.

ARTÍCULO 327. Afectaciones presupuestarias. Todas las afectaciones presupuestarias que realicen las instituciones públicas deberán ser imputadas a los objetos de gastos establecidos en el Manual de Clasificaciones Presupuestarias del Gasto Público, autorizado por el Ministerio de Economía y Finanzas.

ARTÍCULO 328. Aplicación de las normas. Se autoriza al Ministerio de Economía y Finanzas y a la Contraloría General de la República para que, mediante instructivos, circulares y cualquiera otra forma de comunicación que estimen apropiada, instruyan a las instituciones públicas sobre la correcta aplicación de las Normas Generales de Administración Presupuestaria. Dichas comunicaciones serán remitidas igualmente a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

ARTÍCULO 329. Otros Servicios Personales (080). El concepto de gastos por Otros Servicios Personales no aplica dentro de los gastos por Servicios Especiales. En consecuencia, la lista correspondiente al grupo de gastos por Otros Servicios Personales deberá ser remitida a la Dirección de Presupuesto del Ministerio de Economía y Finanzas, solo para su conocimiento, y una copia de esta, a la Contraloría General de la República para su fiscalización y control en la Planilla del Estado.

ARTÍCULO 330. Empresas de Servicios Públicos. Las empresas Metro de Panamá, S.A. y sus subsidiarias, el Instituto de Acueductos y Alcantarillados Nacionales, la Empresa de Transmisión Eléctrica, S.A., la Autoridad de Aseo Urbano y Domiciliario y el Aeropuerto Internacional del Tocumen, S.A. estarán exceptuados de la aplicación de la Ley 22 de 2006, sobre contrataciones públicas, para la adquisición de insumos, mantenimientos y repuestos necesarios para mantener el servicio público, siempre que el monto de la contratación sea inferior a la suma de setecientos cincuenta mil balboas (B/.750,000.00). Para acogerse a lo dispuesto de este artículo, la junta directiva de cada una de las instituciones deberá de emitir una lista con los insumos, mantenimientos y repuestos, y adoptar un reglamento especial de contratación, el cual será aprobado por la Contraloría General de la República.

ARTÍCULO 331. Identificación de obras de inversión. El Órgano Ejecutivo identificará en el Proyecto de Ley del Presupuesto General del Estado para la vigencia fiscal 2019 las obras de inversión que se realizan con los aportes de la Autoridad del Canal de Panamá.

ARTÍCULO 332. Clasificación Sectorial Institucional del Sector Público. Con la finalidad de promover una organización eficaz del gasto público y un ejercicio presupuestario eficiente, que permita identificar a las entidades encargadas del desarrollo y aplicación de las políticas públicas, se ha elaborado el documento Clasificación Sectorial Institucional del Sector Público, el cual tiene por objeto agrupar a las entidades públicas por sector de actividad, regido por el ministro sectorial, a fin de que exista un mayor grado de coordinación, eficacia y eficiencia en la administración del Sector Público, con la coordinación y el apoyo del Ministerio de Economía y Finanzas, para alcanzar el adecuado funcionamiento del conjunto de instituciones públicas que integran el sector de actividad, de acuerdo con las disposiciones legales vigentes que crean las entidades.

ARTÍCULO 333. Responsabilidad de la actualización de las técnicas utilizadas y transferencia de conocimientos en Administración Presupuestarias del Sector Público. La Administración Presupuestaria se adecuará a las innovaciones y estándares internacionales, encaminada al avance de los objetivos claves de modernización y procesos de desarrollo del país, integrando técnicas modernas y metodologías en el proceso presupuestario para conformar la estructura programática del Presupuesto, adoptando gradualmente metas e indicadores en los programas presupuestarios, de manera que se pueda realizar el seguimiento de los resultados y la evaluación de la efectividad y eficacia del gasto público. La Dirección de Presupuesto de la Nación, como organismo técnico rector en la materia, tendrá la responsabilidad de implementar mecanismos, manuales y guías técnicas para mantener al personal del Sector Público dedicado al proceso presupuestario en su conjunto, debidamente actualizado y capacitado con nuevos conocimientos y habilidades, para el mejor desempeño de la gestión en todas las entidades del Sector Público. La transferencia de conocimientos se establecerá mediante seminarios, talleres, charlas o su instrumentación, a través de convenios con organismos nacionales e internacionales de los cuales es parte, u otras modalidades aprovechando las tecnologías de información y comunicación.

ARTÍCULO 334. Vigencia. Esta Ley comenzará a regir el 1 de enero de 2018.

COMUNÍQUESE Y CÚMPLASE.

Proyecto 506 de 2017 aprobado en tercer debate en el Palacio Justo Arosemena, ciudad de Panamá, a los veintisiete días del mes de octubre del año dos mil diecisiete.

La Presidenta,



Yanibel Abrego S.

El Secretario General,



Franz O. Wever Z.

ÓRGANO EJECUTIVO NACIONAL. PRESIDENCIA DE LA REPÚBLICA
PANAMÁ, REPÚBLICA DE PANAMÁ, *13* DE *noviembre* DE 2017.



JUAN CARLOS VARELA R.
Presidente de la República

DULCIDIO DE LA GUARDIA
Ministro de Economía y Finanzas